Johnson & Johnson

OUR CARING TRANSFORMS



2007 Annual Report

Caring for the world... one person at a time™
inspires and unites the people of
Johnson & Johnson.

We embrace research and science—bringing innovative ideas, products and services to advance the health and well-being of people. Employees of the Johnson & Johnson Family of Companies work with partners in health care to touch the lives of over a billion people every day, throughout the world.

The people in our more than 250 companies come to work each day inspired by their personal knowledge that their caring transforms people's lives... one person at a time. On the following pages, we invite you to see for yourself.

Our Caring Transforms

ON THE COVER Johnson & Johnson is founding sponsor and continues to support Safe Kids Worldwide®. For 20 years the organization has grown, now teaching prevention as a way to save children's lives in 17 countries around the world. In Brazil, Nayra Yara da Paz de Jesus carefully washes her hands, a safe, healthy habit she and other children are learning from a local Safe Kids® program. Find out more in our story on page 22.

CHAIRMAN'S LETTER

To Our Shareholders



WILLIAM C. WELDON
Chairman, Board of Directors, and Chief Executive Officer

Caring for the health and well-being of people throughout the world is an extraordinary business.

It is a business where people are passionate about their work, because it matters. It matters to their families, to their communities and to the world.

It is a business filled with tremendous opportunity for leadership and growth in the 21st century; a business where unmet needs still abound and where people around the world are waiting for new and better solutions.

It is a business where dramatic breakthroughs in science and technology are opening the doors to bold new approaches; where global demographic and economic trends favor growth.

It is a business where a broadly based company with a strong vision, a culture of caring, and the resources to invest in the future has the opportunity to take health and well-being to a new level for people throughout the world . . . and where such a company can make a profound, positive difference for its customers, patients, employees, communities, and shareholders.

Johnson & Johnson is uniquely positioned to be that company. In 2007, we took several important steps toward that end.

2007 HIGHLIGHTS Johnson & Johnson delivered solid results in 2007 during one of our more challenging years in recent memory. Our performance reflects the leadership and perseverance of our people and the strength of our operating model. It demonstrates once again how our broad base of businesses enables us to absorb both anticipated as well as unanticipated market challenges.

Worldwide sales grew to a record $61.1 billion, an increase of 14.6 percent, with operational sales up 11.5 percent. The impact of the Pfizer Consumer Healthcare (PCH) acquisition, net of related divestitures, added 7.4 percent to our total and operational growth rates.

Net earnings as adjusted of $12.1 billion grew by 8.6[1] percent. Diluted earnings per share were $3.63. Excluding special items, adjusted earnings per share of $4.15 grew by 10.4[1] percent, reflecting our continued focus on productivity and cost management, as well as the impact of share repurchase programs. We generated free cash flow[2] of $12.3 billion, the highest level in our history.

NET SALES
(in billions of dollars)


$41.9
$47.3
$50.5
$53.3
$61.1
2003
2004
2005
2006
2007

DILUTED EARNINGS PER SHARE
(in dollars)


$2.29
$2.74
$3.35
$3.73
$3.63
2003
2004
2005
2006
2007

DIVIDENDS PAID PER SHARE
(in dollars)


$0.925
$1.095
$1.275
$1.455
$1.620
2003
2004
2005
2006
2007

But our financial results tell only part of the story of our accomplishments. In 2007, much of our focus was on further strengthening our foundation for the future.

The acquisition of Pfizer Consumer Healthcare (PCH) enabled us to strike an important strategic balance in our overall business portfolio. The integration of PCH remains on track to deliver synergy targets by 2009. We also expect that the accretive impact of the acquisition to earnings will be realized in 2009, one full year ahead of the original plan.

We demonstrated significant progress across all our new product pipelines. Our pipelines in pharmaceuticals, medical devices, diagnostics, and consumer products are among the most robust in their respective industries. We continue to invest aggressively in research and development.

There is enormous opportunity for a company like ours to take the concept of good health and well-being to a whole new level. In fact, our breadth, financial strength and collaborative nature make us arguably the best-positioned company in the world to achieve this.

We took thoughtful, disciplined actions to streamline and improve our cost structure. These actions addressed near-term market conditions in our pharmaceuticals and medical devices businesses, as well as permanent improvements to our cost structure. We expect to generate cost savings of between $1.3 billion and $1.6 billion in 2008.

And finally, we took bold steps to organize for leadership and growth in the near term and well into the 21st century. There is enormous opportunity for a company like ours to take the concept of good health and well-being to a whole new level. In fact, our breadth, financial strength and collaborative nature make us arguably the best-positioned company in the world to achieve this. I'll address more on this later.

SEGMENT HIGHLIGHTS Across our businesses in 2007, we introduced hundreds of new products that are improving the health and well-being of people around the world... in everyday ways, and in ways that are truly life changing. You can read about a number of these advances on the pages that follow this letter. An overview of 2007 business and financial results for each of our three segments appears on pages 24–29. Following are some highlights:

CONSUMER HEALTH CARE Our consumer health care businesses delivered solid growth in 2007, in the midst of a massive integration of PCH that extended our U.S. leadership from 13 to 22 categories. The rapid integration has solidified our position as the world's premier consumer health care company. The fact that we expect this acquisition to be accretive to earnings a full year ahead of schedule is an extraordinary achievement, thanks to the dedication of the people who made it happen.

Our consumer businesses achieved sales of $14.5 billion, with total growth of 48.3 percent. The impact of the PCH acquisition, net of divestitures, increased total growth by 40.3 percent. We exceeded projected global category growth rates in four of five major franchises, a remarkable achievement during a business integration of this magnitude.

With approximately half of PCH sales outside the U.S., the acquisition brings us further penetration into attractive high-growth international markets. In 2007, we achieved strong momentum and double-digit growth in key emerging markets—performance we expect to continue. In December, we opened our new Consumer R&D Center in Shanghai, which is dedicated to developing products for emerging markets around the world.

Our consumer businesses launched approximately 600 new products and line extensions. These businesses continue to focus on bringing people innovative, science-based products with clinically proven benefits. We expect continued growth from our consumer businesses, based on ongoing global and regional product introductions and geographic expansion of major brands such as NEUTROGENA®, AVEENO®, LISTERINE®, and NICORETTE®.

PHARMACEUTICALS Our pharmaceuticals businesses ended the year with sales just under $25 billion and total growth of 6.9 percent. Nine of our pharmaceutical products had sales of over $1 billion, including two that reached that milestone for the first time: our atypical antipsychotic, RISPERDAL® CONSTA® (risperidone) Long-Acting Injection, and our treatment for attention deficit hyperactivity disorder, CONCERTA® (methylphenidate HCl) Extended-release Tablets. Many of our top brands delivered growth in the double digits or high single digits, and we made considerable progress in advancing our pipeline.

The overall environment for the pharmaceutical industry continues to be challenging, with continued downward pressures on pricing and reimbursement and continued patent expirations. It was a particularly challenging year for our pharmaceuticals businesses because of an unexpected downturn in the market for erythropoetin stimulating agents (ESAs) and its impact on one of our largest products, PROCRIT® (epoetin alfa). The breadth and depth of our pharmaceuticals businesses enabled us to offset the impact of the declining ESA market and the impact of patent expirations, which had a combined negative impact on growth of about 5 percent. Excluding these impacts, we saw total growth of these businesses of approximately 12 percent.

We launched two new pharmaceutical products in 2007:


2007 SALES BY SEGMENT
(in billions of dollars)
$61.1 TOTAL
Medical Devices & Diagnostics
$21.7
35%
Pharmaceutical
$24.9
41%
Consumer
$14.5
24%


RESEARCH EXPENSE
(in millions of dollars)
$6,462
$7,125
$7,680
2005
2006
2007


SHAREHOLDER RETURN
(%)
S&P 500 Index
S&P Pharmaceutical Index
S&P Health Care Equip Index
Johnson & Johnson
5.9%
3.7%
10.0%
9.1%
10-YEAR COMPOUND ANNUAL GROWTH RATE

	2007	2006	2005	% CHANGE 2007	% CHANGE 2006
Sales to customers (*in millions*)	$61,095	$53,324	$50,514	14.6%	5.6%
Net earnings (*in millions*)	$10,576	$11,053	$10,060	(4.3%)	9.9%
Percent return on average shareholders' equity	25.6%	28.3%	28.2%	–	–
Diluted net earnings per share	$3.63	$3.73	$3.35	(2.7%)	11.3%
Cash dividends paid per share	$1.620	$1.455	$1.275	11.3%	14.1%
Market price (year-end close)	$67.38	$66.02	$60.10	2.1%	9.9%

DORIBAX® (doripenem for injection), a powerful antibacterial for treatment of serious urinary tract and intra-abdominal infections (also under review for treating hospital-acquired pneumonia), and INVEGA® (paliperidone) Extended-Release Tablets, a once-daily atypical antipsychotic. In early 2008, we launched IONSYS™ (fentanyl iontophoretic transdermal system), the first needle-free, patient-activated analgesic system in Europe, and a new first-in-class HIV drug called INTELENCE™ (etravirine). Like PREZISTA™ (darunavir), an HIV medicine we introduced in 2006, INTELENCE™ offers new hope to many HIV patients who thought they were running out of options.

In addition, five new medicines are currently under regulatory review, including ustekinumab, a first-in-class treatment for psoriasis with possible additional indications for other autoimmune-related inflammatory conditions; paliperidone palmitate, a long-acting injectable for treating schizophrenia; and ceftobiprole, another powerful antibacterial. We've also filed significant new indications for several products, including PREZISTA™ (darunavir) and CONCERTA® (methylphenidate HCl).

We expect to submit regulatory filings for between seven and 10 new prescription drugs between 2008 and 2010 (see pharmaceutical pipeline on page 27).

MEDICAL DEVICES AND DIAGNOSTICS Our medical device and diagnostics (MD&D) franchises continue to comprise the world's largest medical technology business. We treat some of the world's most pervasive medical conditions with a more comprehensive approach than any other company in this field. In 2007, these businesses achieved sales of $21.7 billion, with total growth of 7.2 percent. This was solid growth in light of a significant decline in the market for drug-eluting stents (DES), which took a toll on sales of the CYPHER® Sirolimus-eluting Coronary Stent. Excluding the impact of the DES market decline, we saw strong total growth of nearly 13 percent in our MD&D franchises.

We enjoy strong competitive positions across our diverse franchises, with more than 80 percent of MD&D sales coming from businesses in the No. 1 or No. 2 market positions. Our vision care business surpassed the $2 billion mark for the first time in its history.

These businesses achieved a number of important product launches and regulatory approvals, including U.S. approval of the REALIZE™ Adjustable Gastric Band, a device for treatment of morbid obesity; the ANIMAS® 2020 Insulin Pump, the smallest full-featured insulin pump on the market; and GENESEARCH™ Breast Lymph Node (BLN) Assay, a novel molecular diagnostic tool for detecting the spread of breast cancer to the lymph nodes while the patient is undergoing surgery. This assay helps breast cancer patients and their doctors avoid the challenges of a second surgery to remove cancerous lymph node tissue following results of a biopsy. It was cited by *TIME* magazine as the second leading medical breakthrough of 2007.

We are well-positioned in 2008 with a robust pipeline and strategic development programs in orthopaedics, biosurgicals, bariatric surgery, vision care, and other major categories.

OUR FORMULA FOR ENDURING GROWTH Last year was a testament to the enduring strength of our operating model, and to the commitment of our people in the face of challenge. For decades, we have had a clear and consistent approach to running our business that is both durable and adaptive to change. Johnson & Johnson may be more than 120 years old, but the entrepreneurial spirit of our decentralized companies keeps them young and fresh in the way they approach their markets.

STRATEGIC FRAMEWORK

OUR CREDO

OPERATING MODEL


BROADLY BASED IN HUMAN HEALTH
MANAGED FOR THE LONG TERM
DECENTRALIZED APPROACH
PEOPLE AND VALUES

BUSINESS PRIORITIES


WINNING IN HEALTH CARE
CAPITALIZING ON CONVERGENCE
ACCELERATING GROWTH IN EMERGING MARKETS
DEVELOPING LEADERSHIP AND TALENT

Strategic Framework for Sustainable Growth
The source of our enduring strength is a fundamental commitment to Our Credo, combined with a consistent approach to how we operate the business and a clear focus on our business priorities. We believe our strategic framework will continue to deliver long-term value to our shareholders.

At the foundation of our business is a fundamental commitment to Our Credo, a straightforward statement of our values authored by Robert Wood Johnson II in 1943, just prior to taking the company public. It has proved to be a reliable compass for sustainable business growth. The four tenets of Our Credo provide a clear focus and mind-set for how we approach every decision in our businesses. Patients and customers come first, and then our employees, our communities and our shareholders.

With Our Credo as a foundation, our operating model also has served us well for decades. It is based on four simple concepts:

- Being broadly based in human health
- Managing our business for the long term
- Taking a decentralized management approach
- Focusing on our people and values

Over time, our operating model has enabled us to anticipate and thrive on change. It has allowed us to meet the highly localized needs of a dynamic and ever-changing global health care marketplace. Our operating model has helped us deal with the complexities of balancing both short-term results and long-term growth. And it has encouraged us to keep a steady eye on the fundamentals of a healthy business.

Thanks to the power of our operating model and the character of the people we attract, we have been able to deliver exceptionally consistent performance decade after decade. In 2007, we achieved:

- Our 75th consecutive year of sales increases;
- Our 24th consecutive year of earnings increases, adjusted for special items; and
- Our 45th consecutive year of dividend increases.

This is a track record matched by few, if any, companies in history.

In 2007, we established clear priorities to ensure that this track record continues, even as we focus on taking the business of human health and well-being to the next level.

TAKING HEALTH AND WELL-BEING TO THE NEXT LEVEL The solutions that are most needed for human health are the ones Johnson & Johnson is most capable of delivering. They will come from a company that is close to its customers, puts people at the center by seeing them as individuals, understands local and regional needs and preferences, and is willing and able to tailor products and services accordingly.

These solutions will come from a company that has the capability to converge current medical technologies in new ways to prevent illness, enhance health, halt or reverse disease progression, and mitigate the effects of aging.

At the end of last year, we established four key business priorities for taking health and well-being to the next level. Along with these priorities, we instituted corresponding organizational changes necessary to deliver on them. Our key priorities are:

- Winning in health care
- Capitalizing on convergence
- Accelerating growth in emerging markets
- Developing leadership and talent

WINNING IN HEALTH CARE Today we compete in three important sectors that make up roughly 30 percent of the $4 trillion global health care market. As big as Johnson & Johnson is, our sales represent only about 5 percent of total sales in those three sectors. And there is another 70 percent of the health care market where we currently do not compete. That $2.8 trillion slice of the pie offers tremendous possibilities for us.

Our plan for winning in health care is twofold: execute exceptionally well to capture high-growth opportunities in our three current business sectors and identify and build entirely new businesses in health care.

We plan to further strengthen our current businesses by growing existing products, expanding our iconic brands, and ensuring that our pipelines across the enterprise enable us to develop and sustain leadership positions. We've also identified high-growth product categories where our presence is small and where we plan to establish leadership positions.

At this juncture in history, there are tremendous growth opportunities in the field of medical devices and diagnostics. To fully capitalize on these, we created two groups within MD&D: a Surgical Care Group and a Comprehensive Care Group. Each focuses on different subsets of the MD&D market, but they leverage many existing support structures.

Ever since the day Johnson & Johnson opened its doors, we have been transforming surgery by bringing to market advances that set new standards of care. The Surgical Care Group will explore new ideas for transforming and redefining surgery in the coming years by taking an integrated approach to the needs of surgical patients and surgeons.

With the newly formed Comprehensive Care Group, we plan to transform treatment of some of the world's most pervasive chronic diseases by putting individual patients at the center of our businesses. We will take a holistic view of medical needs through their eyes. In 2005, nearly 50 percent of the world's disease burden and 60 percent of mortalities were due to chronic diseases. In fact, about 45 percent of global mortalities were attributed to four major chronic diseases where Johnson & Johnson has a significant presence: cardiovascular disease, cancer, diabetes, and arthritis.

The businesses under the umbrella of our new Comprehensive Care Group—our diabetes, cardiovascular, diagnostics, and eye health businesses—will examine the needs of patients in these categories throughout the full life cycle of their health: from wellness and prevention to disease management and treatment. This patient-centric business model will unlock an array of new growth opportunities for these companies.

In addition, we created the Office of Strategy and Growth (OSG). The OSG will explore business opportunities in markets where we currently do not compete but in which we see new opportunities. It also will explore opportunities in markets that do not yet exist but where we see the potential for transformational products and technologies. The OSG will identify where and how we build the next lines of business that will take their place beside our existing businesses in consumer health, pharmaceuticals, and medical devices and diagnostics.

Our plan for winning in health care is twofold: execute exceptionally well to capture high-growth opportunities in our three current business sectors and identify and build entirely new opportunities in health care.

ABUNDANT OPPORTUNITIES FOR GROWTH

2006 Split of Global Health Care Spending
(100% = $4 trillion)



Pharmaceuticals
14%
Consumer
12%
Medical Devices & Diagnostics
6%
Other Health Care Markets
68%

Source: OECD; Espicom, Euromonitor (2007); HRI Global MD&D Report; CIA World Fact Book

Whether within our current markets or in markets waiting to be created, superb R&D capabilities and productive pipelines are critical to winning in health care. We continue to invest heavily in internal R&D to achieve organic growth and build our businesses for the long term. In 2007, we spent $7.7 billion in R&D across the enterprise. Like our operating companies, our R&D organizations throughout the world are decentralized, with all the advantages of small company environments. But they are closely networked around the globe, and have ready access to the full breadth of the Company's engineering prowess, formulation and materials expertise, and deep knowledge of customers, diseases and conditions. This allows us to capitalize on R&D capabilities across the broad array of our businesses in ways our competitors cannot. It also



CHRISTINE A. POON
Vice Chairman, Board of Directors, and Worldwide Chairman, Pharmaceuticals Group

gives us advantages in R&D productivity, speed to market, cost efficiencies and outcomes for patients.

CAPITALIZING ON CONVERGENCE Many of the next series of innovations in human health and well-being lie at the intersections of our broadly based businesses, in the convergence of products and technologies, and in convergence around patient-centric solutions. Johnson & Johnson is uniquely positioned among health care companies to capitalize on both types of medical convergence.

For more than a decade, we've led the way in convergence of products and technologies. The CYPHER® stent ushered in a new standard of care in the treatment of coronary disease; IONSYS™, our new needle-free, patient-activated analgesic system, is setting another standard for management of post-operative pain.

Still another example is an exciting ETHICON, Inc. solution in development for heavy bleeding, the world's leading cause of death due to injury. Scientists from ETHICON have teamed up with OMRIX Biopharmaceuticals and our biologics manufacturing team at Centocor, Inc. to create an absorbable patch that can manage the entire spectrum of bleeding. Proprietary biologics embedded in the patch form an instant clot when they come in contact with the wound. This product, which is in early phases of clinical testing, is just one of many product and technology convergence projects across the Company.

As mentioned earlier, we formed the Comprehensive Care Group to focus on patient-centric solutions, particularly for patients who suffer from some of the world's most pervasive chronic conditions, such as diabetes or cardiovascular disease. People with diabetes will be a major focus of that group of businesses going forward. The needs of diabetic patients intersect with many of our businesses across the enterprise. They may take as many as 16 prescription medicines, wrestle with conditions like obesity and coronary artery disease, and experience eye and orthopaedic problems.

We believe that by getting closer to these patients and looking at life through their eyes, we will see a world of new opportunities to improve lives and control disease.

ACCELERATING GROWTH IN EMERGING MARKETS
Johnson & Johnson has been a global company since the 1920s, when we established our first international affiliates in Canada and Great Britain. Today we have a large global footprint, with operations in 57 different countries across the globe.

Although the U.S. remains the world's leading health care market, with growth projected at 5 percent annually through 2015, the most significant growth over the next several years will come from the BRIC countries—Brazil, Russia, India and China. Because of the growth of these markets, they will soon be equal to or larger than some of the other well-developed, but slower growing, international markets.

In 2007, 47 percent of our revenues came from outside the U.S., and we continue to see growth acceleration in emerging markets across all our business segments. This is true not only in the BRIC countries but in other markets such as Mexico, Southeast Asia and the Middle East. Among global health care companies, we have an outstanding strategic balance of revenues from the U.S. and revenues from international markets, particularly high-growth markets.

We recognize that a one-size-fits-all approach is not the best way to capitalize on historic growth opportunities in emerging markets. Our decentralized management approach encourages our businesses to develop products and marketing strategies tuned to local cultures, enabling them to explore new product categories and even new business models. Our companies in emerging markets also build on the strong international equity of our well-established brands.

The strong reputations of Johnson & Johnson and our local companies are additional advantages to us in emerging markets. Our sponsorship of the 2008 Olympics in Beijing is boosting awareness of our companies and our brands throughout the Asia-Pacific region, with a nearly 50 percent increase in top-of-mind awareness of the Company in China alone.

DEVELOPING LEADERSHIP AND TALENT Key among our growth priorities is development of a strong base of leadership and talent. We simply cannot achieve the first three priorities without the right leadership and talent to drive them.

Our unique business model facilitates the development of strong leaders by pushing accountability to the lowest levels of the organization. Thus, our people can test their leadership skills in a wide range of business environments—from internal ventures and newly formed start-up companies, to small high-growth companies and large multibillion-dollar companies looking for new ways to grow. Our people can also exercise their skills in multiple sectors of health care—consumer goods, devices and diagnostics, and pharmaceuticals—and in different parts of the world.

In addition, the foundation of our business, Our Credo, attracts people who are deeply committed to making a difference in the world, who are passionate about what they do, and who take seriously their responsibilities to the people they serve. This is the stuff of which great business leaders are made.

The wealth of developmental opportunities we offer employees, combined with our commitment to developing leaders, has given us one of the richest talent pools in the corporate world. But we'll need even more of the world's best and brightest in the future, as we take health and well-being to new levels. We are redoubling our efforts to recruit, develop and retain the next generation of leadership at Johnson & Johnson. Our human resources leaders are mounting new initiatives globally to help our companies effectively manage this priority.

We have an enduring operating model that is built for sustainable growth, and a foundation in Our Credo that reminds us each day what we really are all about as a company. It is a model that has been handed across several generations of employees, and it is a model that is virtually impossible for others to replicate.

OUR COMMITMENT TO YOU The business of caring for people's health and well-being truly is an extraordinary one. As you browse the stories on the following pages, you'll see why the people in our companies come to work each day inspired by the knowledge that our work has a transformative impact on people's lives. These stories represent just a handful of the useful innovations we brought to the world in 2007. There are dozens more on the drawing boards for the coming years, and even more building in the imaginations of our people for the decades ahead.

I remain highly optimistic about future growth prospects for Johnson & Johnson based on favorable worldwide demographic, geographic and social trends, combined with historic breakthroughs in science and technology. We are uniquely positioned to capitalize on these trends and to redefine what it means to be healthy and well.

We have an enduring operating model that is built for sustainable growth, and a foundation in Our Credo that reminds us each day what we really are all about as a company. It is a model that has been handed across several generations of employees, and it is a model that is virtually impossible for others to replicate.

Our focus on the four priorities I outlined for future growth—winning in health care, capitalizing on convergence, accelerating growth in emerging markets, and developing leadership and talent—will allow us to continue to deliver capital-efficient, profitable and sustainable growth.

In the final analysis, the source of our enduring strength is more than our unique approach to running our business. It is the people of Johnson & Johnson and their passion for improving the health and well-being of people all around the world. Our people care deeply about the business of caring.

As we begin to execute on our priorities for the future, we will take health and well-being to a new level, for people all over the world. And along this journey, I am confident we will continue to achieve long-term, superior rates of return for our shareholders.



William C. Weldon
Chairman, Board of Directors,
and Chief Executive Officer

March 12, 2008

(1)Excludes in-process research and development and other special items. See Reconciliation of Non-GAAP Financial Measures, page 78.

(2)Free cash flow is defined as operating cash flow less capital spending.



OUR CARING TRANSFORMS:

Sisterhood of Motherhood

When Archana Aggarwal and her feverish baby, Shreya, returned from the pediatric clinic in Delhi, she clicked on BABYCENTER® India and saw messages from three moms asking if everything had gone OK.

That Aggarwal had never met these women in person didn't matter. They were her BABYCENTER® friends, people with whom she had swapped vegetarian recipes and advice on temper tantrums, picky eating and shedding those extra pregnancy pounds.

"It becomes a kind of family," Aggarwal says.

BABYCENTER® India launched in 2007 and quickly became one of the most popular Web sites for new and expectant parents in a country that accounts for 20 percent of births worldwide, according to a 2004 UNICEF report. "We found an overwhelming need to provide online prenatal and parenting information to one of the fastest-growing Internet and parenting populations in the world," says Tina Sharkey, BABYCENTER®, LLC chairman.

In the U.S., BABYCENTER® (www.babycenter.com) has long been the No. 1 destination for new and expectant parents, reaching 78 percent of online pregnant women and mothers of young children. After celebrating its 10th anniversary in 2007, the only Johnson & Johnson media company is now in 12 markets and six languages and reaches more than 6 million monthly visitors worldwide.

BABYCENTER® starts the journey at preconception with tools like the Ovulation Calendar. Then, expectant parents get a weekly e-mail newsletter tailored to their stage of pregnancy. One pregnant woman learned from the newsletter that she needed certain follow-up tests because of a blood condition. "She wrote this beautiful note about how our information helped her take steps to maintain a healthy pregnancy," says Editor-in-Chief Linda Murray.

BABYCENTER® also offers thousands of articles for

EXTENDED FAMILY Participating in message boards on www.babycenter.in, Archana Aggarwal (right) and Rajeshwari ShivaShanker both found the support and advice they needed from mothers who have shared similar experiences with their own children.

parents—reviewed by expert advisers—and an online store with products reviewed by moms. PARENTCENTER™ (www.parentcenter.com) continues the experience to age 8. In 2007, BABYCENTER® revamped its site to deliver a more personalized and relevant experience for each parent and child and to enhance interactions between parents. New content on the site highlights parents' interests outside of their children.

Ultimately, however, it's the "mom-to-mom support that's a cornerstone of what makes BABYCENTER® successful," Murray says, referring to its chat rooms, bulletin boards and birth clubs. "You can ask a question and hundreds of women will respond and say, 'I went through the same thing, and have you tried this?'" Some moms have forged such deep friendships that they meet in person and hold reunions.

To further enhance these interactions, in August 2007 BABYCENTER® acquired MAYA'S MOM™, a social network for parents. The integration of the MAYA'S MOM™ platform and tools into BABYCENTER® both in the U.S. and around the world is enabling parents to enrich their social experience by posting profiles, sharing photos and joining public and private groups.

Also in 2007, BABYCENTER® en Español launched for Latina mothers in the U.S. Not only does it address topics of special concern, such as how to find Spanish-speaking doctors or affordable prenatal care, it makes standard parenting information more relevant to its audience. For example, the site addresses concerns about the safety of eating Latino dishes such as ceviche during pregnancy and discusses which traditional tips for newborn care one should take with a grain of salt. "We don't believe in a one-size-fits-all experience of pregnancy and motherhood," says Isidra Mencos, executive editor of BABYCENTER® en Español.

BABYCENTER® launched an ambitious expansion plan in 2005, extending its global network from Australia to China and recently to India. Local editors and medical experts ensure that each site is culturally meaningful. BABYCENTER® India offers articles on malaria and the monsoon weather, for example, and respectfully addresses traditional beliefs. "We provide the right information without being judgmental," says Executive Editor Srividya Sen.

The next stops for BABYCENTER® are the Middle East, Latin America and Southeast Asia. Sharkey says: "Our job is to support every parent around the world through their journey because we want every baby in the world to be a JOHNSON'S® baby."



WELL RESTED Lorraine Clark with Esme and Isabella after a good night's sleep. The twins used to wake frequently, but now, with the help of a before-bed routine, they sleep blissfully through the night. "I'm in a better mood," Clark says. "I have more energy."

A GOOD NIGHT'S SLEEP FOR ALL

Lorraine Clark recalls feeling exhausted as a sleep-deprived mother of twin babies who woke up four times every night. As soon as she'd rock one baby back to sleep, the other would wake up. "I was in a complete fog," says Clark, who lives in Hertfordshire, England.

Studies show that 20 to 30 percent of babies have sleep problems and that, like Clark, three in four parents would like to change their child's sleep habits. It's a consumer need that prompted JOHNSON'S® to clinically study a three-step before-bed routine designed to help babies sleep better, in partnership with a leading pediatric sleep expert at the Children's Hospital of Philadelphia.

The three-step routine consists of a warm bath using JOHNSON'S® BEDTIME BATH®, a gentle massage with JOHNSON'S® BEDTIME LOTION® and, finally, quiet activities such as reading, cuddling or listening to soft music right before "lights out." Babies who experienced the routine fell asleep faster, had less nighttime wakefulness and had longer periods of continuous sleep. The routine also benefited mothers, who felt less tense and tired, and had more energy.

OUR CARING TRANSFORMS:

The Lighter Side of Life

In high school, CJ Triplett, 41, of Ripon, Calif., was known as the "fat girl" with the "pretty face and good personality." She says her weight kept her from fully enjoying life. At her eighth grade graduation, she was self-conscious at 180 pounds. At 27, she nearly starved herself to reach 220 pounds to fit into her wedding dress. And after becoming the mother of twin boys, she was too heavy to keep up at the playground. "I was on the sidelines watching my husband playing monster with our twin sons—I wasn't part of what was going on in my family," says CJ, recalling her life before gastric bypass surgery.

A NEW BIRTHDAY CJ's weight wasn't her only motivation. "My mother was always dealing with health issues—high blood pressure, diabetes," she explains. "When I visited her in the hospital after her fourth angioplasty, I couldn't imagine my children seeing me that way."

CJ started researching gastric bypass surgery in 1996, going back and forth with her insurance company before she was granted coverage for the procedure. In January 2003, at 36 years old and 280 pounds, she underwent the surgery, a procedure that alters the digestive system by creating a smaller digestive pouch. She calls it her birthday, because it's the day she took control of morbid obesity. (Morbid obesity is typically defined as a body mass index of 40 or higher, or 35 or higher with other health issues.)

Today CJ weighs a much healthier 175 pounds and enjoys life to the fullest. She eats right, has a varied workout, plays golf and keeps up with her teenage sons. For a time she even coached them in football, something she never dreamed she'd be able to do. She also realized a longtime dream.

"After losing weight, I became a real estate agent," says CJ, now a top seller in California. "It's something I wanted to do since I was a little girl. What held me back was the image I had of what a real estate agent looked like. I realized that I always had the ability but not the confidence to do what I'm doing." Now, five years after the surgery, she says that this has been the biggest change in her life.

> "We're committed to providing bariatric solutions that can help people worldwide realize their health goals and live longer, healthier lives. With the right treatment, people with obesity can lose weight and participate more fully in life."

PIONEERING SOLUTIONS Ethicon Endo-Surgery, Inc., a global leader in minimally invasive and traditional surgical devices, has pioneered devices that enable minimally invasive gastric bypass surgery, the procedure that CJ had. The company's ECHELON™ ENDOPATH® Endoscopic Staplers, ENDOPATH® XCEL™ Trocars and HARMONIC® energy devices are used by surgeons every day to perform these life-extending procedures.

The company recently expanded its portfolio of obesity surgical options for physicians and patients. In September 2007, the company received U.S. Food and Drug Administration approval to market the REALIZE™ Adjustable Gastric Band, a surgical implant for weight reduction and improvement of obesity-related health conditions for morbidly obese patients.

A surgeon wraps the REALIZE™ Band around the stomach, creating a small upper stomach with a narrow opening to the lower stomach. After the procedure, the upper stomach can hold only about four ounces of food. This limits the amount that can be taken in, makes the person feel full faster and longer, and slows digestion. Outside the U.S., the REALIZE™ Band is marketed under the name Swedish Adjustable Gastric Band (SAGB). Commercially available since 1996, SAGB has helped more than 100,000 patients worldwide to manage their weight.



KEEPING THINGS LIGHT CJ Triplett took control of morbid obesity with weight loss surgery and sustained lifestyle changes. Find CJ's story and others, as well as resources, at www.bariatricedge.com.

"We're committed to providing bariatric solutions that can help people worldwide realize their health goals and live longer, healthier lives regardless of which surgical option may be right for them," says Kevin Lobo, President, Ethicon Endo-Surgery, U.S. "With the right treatment, people with obesity can lose weight and participate more fully in life."

IMPROVING HEALTH AND SAVING LIVES Evidence to support the health-improvement and life-prolonging effects of bariatric surgery is mounting. Two studies in the August 23, 2007 issue of the *New England Journal of Medicine* showed that people who had bariatric surgery were less likely to die from Type 2 diabetes, cancer and heart disease. The two most common procedures are gastric bypass and gastric banding. Most are performed using small incisions, which typically result in less pain and a quicker recovery compared with traditional open surgery. The American Society for Metabolic & Bariatric Surgery expected 205,000 people to undergo some form of bariatric surgery in 2007.

Now a strong voice of experience, CJ says, "I truly believe I've had such success because I researched the procedure to the fullest, chose a doctor based on his experience and followed the rules. My life is lighter in so many ways, literally and figuratively."

OUR CARING TRANSFORMS:

Minds and Lives

Years ago, Chris recalls, he told a counselor about his dreams for the future: a family of his own and a steady job. "Look at me now: I have both," says the 43-year-old Oklahoman, beaming at wife Liz, their two sons and Gizmo, the family dog.

This achievement was no easy task for Chris, who was diagnosed with paranoid schizophrenia in 1985. All the medications his physicians tried left him feeling "lifeless," he recalls. So when Chris was doing well, he'd stop taking them, believing he was cured. "I could always tell when Chris had gone off his medication," says Liz. "I'd find him sitting in the dark. He'd be agitated and trying to make the voices stop entering his head."

Then things changed. In 2005, Chris enrolled in a clinical trial for a new medication, INVEGA® (paliperidone) Extended-Release Tablets. "When I started taking it, the chattering in my head stopped," he says, "and I became a better-functioning person."

INVEGA® (paliperidone) Extended-Release Tablets represents the latest achievement in a story that began more than 50 years ago with Dr. Paul Janssen and a small team of scientists.

A 50-YEAR QUEST While Chris's success is not typical of all patients, INVEGA® represents the latest achievement in a story that began more than 50 years ago with Dr. Paul Janssen and a small team of scientists in a Belgian laboratory. They sought to improve treatments for schizophrenia patients—the favored options at the time, delivered with the best intentions, involved electric shock therapy, straitjackets, lobotomy and insulin injections.

The idea of pharmaceutical treatments for schizophrenia was new when Janssen Pharmaceutica N.V. was founded in 1953. Scientists set to work and identified a new chemical family of drugs, which led to the synthesis of HALDOL® (haloperidol) in 1958. HALDOL® defined the state of the art and played a critical role in allowing patients to begin leaving institutional care for treatment in their home communities. Still, scientists sought better treatment for more of schizophrenia's symptoms.

In the 1970s, Janssen scientist Josee Leysen, Ph.D., discovered the role that serotonin receptors play in schizophrenia's mood and sensory-perception symptoms. Explains Dr. Leysen, who has spent 35 years in drug discovery and development at Janssen Pharmaceutica N.V.: "Once we understood the significance of these receptors, we could then develop compounds that would interact with them and have a positive effect on the behavior of schizophrenia patients."

CONTINUOUS IMPROVEMENT An important discovery was made in 1984, when RISPERDAL® (risperidone), which treats more of the symptoms of schizophrenia, was first produced. Further developed, studied and then approved by regulators, the drug emerged a little more than 10 years ago as a first-in-class, innovative treatment. More than 10 million people have since used RISPERDAL® to relieve symptoms of schizophrenia.

There was a new problem, however. "Patients would begin feeling better, and they would stop taking their medications or miss doses," says Staf Van Reet, Ph.D., who led the former Janssen Research Foundation following Dr. Janssen's retirement. The Janssen solution: encapsulated risperidone molecules that were released once injected into muscle. The result was RISPERDAL® CONSTA® (risperidone) Long-Acting Injection, the first and only long-acting (two weeks) atypical antipsychotic approved in the U.S., in 2003.

The Janssen legacy as frontrunners and trendsetters in the treatment of mental illness was reinforced. And options keep coming. The latest, INVEGA®, was made available in 2007. It uses patented OROS® technology to control the release of medicine in one dose over a 24-hour period, allowing patients to avoid taking multiple tablets each day.

Yet another promising solution is on the horizon. Paliperidone palmitate uses nanoparticle technology in a long-acting, once-monthly injection that is convenient and easy to use. A new drug application for paliperidone palmitate was filed in the U.S. in 2007.

"Chris and patients like him serve as our guiding light," says Joseph Palumbo, M.D., Franchise Medical Leader for Psychiatry at Johnson & Johnson Pharmaceutical Research & Development, LLC. "With every day, our scientists get closer to understanding the basis of schizophrenia so we can return dreams to even more patients."

LIVING WITH SCHIZOPHRENIA The hallucinations and heavy sedation that once haunted Chris have been replaced by the joys of family and a steady job.



OUR CARING TRANSFORMS:

Precious Resources

When Renato Wakimoto reads to his 4-year-old daughter before bed, they like to point to pictures of her favorite birds in the rainforest. "We shouldn't destroy the forest," he tells Natalia.

Wakimoto puts his beliefs to work as Johnson & Johnson Group of Consumer Companies packaging director for Latin America. Starting in 2007, the BAND-AID® Brand Adhesive Bandages box has been made with materials certified by the international Forest Stewardship Council, assuring that the trees used come from responsibly managed forests. The facility in Brazil produces about 90 percent of BAND-AID® Brand boxes, using wood from certified eucalyptus farms, a common tree in Brazil.

"Some people think paper products in Brazil come from the Amazon. We are not using old-growth trees," Wakimoto says of the box, which began to carry the FSC logo in 2008. There are plans to add 30 percent post-consumer recycled material later in the year.

From producing better boxes and bottles to generating solar energy and using 1,200 hybrid vehicles, Johnson & Johnson companies are taking innovative steps to reduce their environmental impact around the world. The organization takes to heart Our Credo, which states: "We must maintain in good order the property we are privileged to use, protecting the environment and natural resources."

DOING OUR PART Johnson & Johnson and its operating companies are doing their part. Our companies reduced CO_2 emissions by 16.8 percent from 1990 to 2006, surpassing the goal of a 7 percent absolute reduction by 2010. In the same period, sales grew 369 percent. And in 2007, Johnson & Johnson won a Green Power Leadership Award from the U.S. Environmental Protection Agency for the sixth consecutive year.

Last year, Johnson & Johnson cut the ribbon on its ninth and largest solar facility in the United States, in sunny Vacaville, Calif. More than 5,700 ground-mounted solar panels span six and a half acres. The panels face east in the morning and follow the sun as it sets in the west. "We're getting energy from the sun and turning it into electricity without creating waste and CO_2 emissions," says Bill Haish, Senior Director of Engineering at the facility. With the sun shining, the solar field provides up to a third of the electrical power needed to run the Johnson & Johnson pharmaceutical manufacturing facility in Vacaville, enough to power 1,000 homes.

In 2007, Johnson & Johnson was named the largest corporate user of on-site solar power in the United States by the World Resources Institute. Other green power efforts include generating clean energy from landfill gas and geothermal and biomass systems. Green power accounted for 39 percent of the company's electricity use in 2006.

"Climate change is already impacting human health. It is our responsibility to take action to protect future generations," says Dennis Canavan, Senior Director of Global Energy, Johnson & Johnson.

> From producing better boxes and bottles to generating solar energy and using 1,200 hybrid vehicles, Johnson & Johnson companies are taking innovative steps to reduce environmental impact around the world.

PACKAGING IS A KEY PRIORITY It's not just the BAND-AID® Brand box that's getting greener. At an environmentally designed studio in Manhattan, a design team dreams up boxes and bottles that are not only visually striking but also environmentally sound. "We think about making great designs and making them sustainable at the same time," says Chris Hacker, Chief Design Officer, Johnson & Johnson Group of Consumer Companies (JJGCC). "The key is considering sustainability from the start. It really is an integrated part of the process, not a separate process."

One of the biggest achievements in 2007 was eliminating PVC (polyvinyl chloride) from most consumer packaging,



GROWING FUTURE BOXES Packaging Director Renato Wakimoto stands among eucalyptus trees in an FSC-certified farm in Brazil that will one day provide pulp for more of the BAND-AID® Brand boxes he's holding.

with the exception of over-the-counter pharmaceutical products where drug safety is an issue. Also in 2007, the AVEENO® POSITIVELY AGELESS™ and JOHNSON'S® SOOTHING NATURALS™ lines added 30 percent post-consumer recycled material to their High-Density Polyethylene bottles.

MANY STEPS TO A SMALLER FOOTPRINT "Sustainability is a process," says Michael Maggio, Vice President, JJGCC, Global Strategic Design Operations. "We start with small steps and then improve as we go in order to ensure that not only packaging but the process itself is sustainable."

These steps circle back to Brazil, where 77 percent of waste material from the 17-building manufacturing facility in São José dos Campos gets recycled. The recycling center sorts almost 9,000 tons of material a year and sells much of it to companies that turn unapproved shampoo bottles into toys, sanitary napkins into shoe parts and diapers into car brakes.

"Every one of these steps contributes to a healthier planet," Wakimoto says.

OUR CARING TRANSFORMS:

The Dazzle of a Smile

Lori Kumar has helped develop dozens of oral care products over two decades. Yet "nothing makes me happier than the beautiful, healthy smile of my daughter," she says.

Kumar led the team of scientists that in 2007 launched LISTERINE® WHITENING® Quick Dissolving Strips, which discreetly dissolve on the teeth within five to 10 minutes. Kumar wears them in meetings, while shopping for groceries and playing cards with her daughter, Aparna, who chose to study India-international relations at Brown University because of her family's roots. A Bollywood fan who loves her father's tandoori chicken and mother's chocolate cake, Aparna says her mother's four-year quest for an on-the-go whitening strip was true to form: "She loves the challenge."

The challenge stemmed from the consumer insight that people want whiter teeth without the hassles. "People are more confident when they have whiter teeth," says Kumar, Ph.D., Vice President, Oral Care Research and Development at Johnson & Johnson Consumer Healthcare & Personal Products Worldwide division of Johnson & Johnson Consumer Companies, Inc. "They feel better about themselves."

While 72 percent of adults would like whiter teeth, only 25 percent have tried a whitening product, according to a Gallup poll. Kumar felt there had to be an easier alternative to existing at-home products, which range from paint-on whiteners to trays to strips that consumers wear and then peel off. "Consumers want ease and convenience," she says.

A GROWING FRANCHISE LISTERINE® WHITENING® Quick Dissolving Strips, which also kill bad-breath germs and leave a refreshing mint taste, are the latest addition to the growing Johnson & Johnson oral care franchise. In 2006, Johnson & Johnson acquired Pfizer Consumer Healthcare, the makers of LISTERINE® Antiseptic, propelling the company from No. 6 to No. 4 in global oral care.

The $1.5 billion franchise offers all the tools for "brush, floss, rinse," the three-step routine that Kumar calls "the best oral hygiene routine possible." The portfolio includes REACH® toothbrushes, REACH® floss, REMBRANDT® toothpaste and other REMBRANDT® oral health beauty products, and the LISTERINE® brand of products. "The neat thing now is we really are the routine," Kumar says. "We have a portfolio of products that can make a difference to a person in terms of their oral care. It's all contributing to a healthier lifestyle."



LISTERINE® Antiseptic, the world's No. 1 mouthwash and the only nationally branded over-the-counter mouth rinse that has earned the American Dental Association's (ADA) Seal of Acceptance, is now the oldest Johnson & Johnson brand. Johnson & Johnson also has a historical link to the product, which is more than 125 years old.

Sir Joseph Lister, for whom LISTERINE® was named, pioneered antiseptic surgery in the operating room at a time when surgeons used unsterilized dressings and worked in street clothes. After hearing Lister speak in 1876, Robert Wood Johnson developed the first commercially available sterile surgical dressings. LISTERINE® was originally a surgical disinfectant before it evolved into a mouthwash.



LOVING SMILES Lori Kumar, who led the team that developed LISTERINE® WHITENING® Quick Dissolving Strips, enjoys quiet time with her daughter, Aparna. Kumar says, "It's an easy, on-the-go, anywhere, anytime type of product." Find out more at www.listerinewhitening.com.

BRUSH, FLOSS ... AND RINSE Today, LISTERINE® continues to evolve, thanks to extensive research and studies. One study demonstrated that rinsing with LISTERINE® reduced plaque by 52 percent and the gum disease gingivitis by 21 percent over brushing and flossing alone. In 2007, the ADA's Council on Scientific Affairs highlighted to professionals and the public that using an ADA-Accepted antimicrobial mouth rinse for 30 seconds twice a day provides oral health benefits beyond daily brushing and flossing. "This is extremely significant," Kumar says.

LISTERINE® continues to invigorate its storied brand with new offerings, including an anti-cavity fluoride rinse called LISTERINE® TOOTH DEFENSE™, less-intense flavors such as Vanilla Mint and Natural Citrus, and innovative offerings such as LISTERINE® POCKETPAKS® Breath Strips, a category pioneer in 2001. Kumar, a chemist who helped develop the quick-dissolving breath strips, notes that it was "the fascinating technology" behind the product that attracted young people to the LISTERINE® brand.

The same technology was the basis for the new whitening strips. "It was taking the exciting technology and evolving it," Kumar says. The biggest challenge was creating individual strips for the teeth that didn't require the backing that must be removed from other whitening strips. "It was a critical hurdle," Kumar explains. "It needed to be very easy."

Her mother thrives on such challenges, says Arpana with a proud smile. "She's so passionate about her work. She loves doing what she does."

OUR CARING TRANSFORMS:

The Threat of Infection

Tiko Kerr, a Canadian artist and athlete, tested positive for HIV in 1985. For years, drug therapy kept the virus under some level of control. At times, he was forcing down 80 pills a day. By 2005, however, every anti-HIV drug combination that Tiko tried failed to help. His virus had become resistant to all available therapy, a common problem for HIV patients.

"When a virus replicates at a high rate, mutations occur and the virus can become resistant," explains Marie-Pierre de Bethune, Vice President of Global Clinical Virology at Tibotec, Inc., in Mechelen, Belgium.

De Bethune and others working against the AIDS virus at Tibotec had zeroed in on the problem of drug resistance in the early 1990s. "Our challenge was to find a way to shut off the replication of the virus, as well as inhibit resistant virus from developing," she says.

Their research resulted in a number of possibilities for new HIV medicines, including INTELENCE™ (etravirine) tablets, a non-nucleoside reverse transcriptase inhibitor (NNRTI) granted accelerated approval from the U.S. Food and Drug Administration in January 2008, and PREZISTA™ (darunavir)*, a protease inhibitor that received its first U.S. approval in 2006 and is now available in nearly 60 countries.



"MRSA is transmitted rapidly and is highly resistant to many antibiotics. We're seeing it among hospital patients, in the community, in schools—anyplace where groups of people live together. It's a serious health issue," says Karen Bush, PhD., a Distinguished Research Fellow and microbiologist at J&JPRD.

FIGHTING INFECTION Although neither INTELENCE™ nor PREZISTA™ was approved in Canada at the time, Tiko's physician was able to start him on the medications as part of an anti-HIV drug cocktail. Soon, Tiko's viral load dropped 90 percent. It continued to fall, and today remains at an undetectable level.

"Mine is just one patient's story," says Tiko, whose fight continues. "I was given hope and have come back from the brink."

ANTIBACTERIAL RESISTANCE Viruses like HIV/AIDS aren't the only kinds of infections where resistance poses a significant worldwide public health threat. In 2007 news coverage focused on "superbugs," including methicillin-resistant *Staphylococcus aureus* (MRSA), and the threat of resistant bacteria—tiny life forms that have mutated to the point where many antibiotics are useless against them.

"The need for new treatments has reached a critical point," says Karen Grosser, Ph.D., Therapeutic Area Head, Anti-Infectives, Johnson & Johnson Pharmaceutical Research & Development, LLC (J&JPRD). "We have submitted filings in the U.S., Europe and other countries for a compound, ceftobiprole—an investigational broad-spectrum cephalosporin—which has the ability to kill a broad range of serious bacteria, including MRSA. We've also launched a potent new drug in the U.S., DORIBAX™ (doripenem for injection), and have submitted filings for its approval in Europe and other countries."

In October 2007, the U.S. Food and Drug Administration approved DORIBAX™ as a new treatment for complicated intra-abdominal and urinary-tract infections, including kidney infection (pyelonephritis). In clinical studies, DORIBAX™ was shown to be effective against a broad range of bacteria responsible for these serious infections, including *Pseudomonas aeruposa*, a difficult-to-treat gram-negative organism. Other indications, such as hospital-acquired pneumonia, are under regulatory review in the U.S. and Europe (see page 27).

"Resistance is a public health problem that is not going to go away," says John Otero, Global Marketing Leader for Anti-Infectives, Pharmaceutical Group Strategic Marketing. "Our vision is to continue to be a leader in anti-infective drug development and to continue to introduce new and more powerful weapons to fight bacteria."

*PREZISTA™ co-administered with 100 mg ritonavir and with other antiretroviral agents is currently indicated for the treatment of human immunodeficiency virus (HIV) infection in antiretroviral treatment-experienced adult patients, such as those with HIV-1 strains resistant to more than one protease inhibitor. INTELENCE™, formerly known as TMC125, is the first non-nucleoside reverse transcriptase inhibitor (NNRTI) to show antiviral activity in treatment-experienced adult patients with NNRTI-resistant virus.

BACK FROM THE BRINK New therapies provide the hope needed for Tiko Kerr (opposite) to continue his fight against HIV. He says his two-hour workout sessions at the Vancouver Rowing Club "give me strength and spiritual balance, and recharge my creativity as an artist. I feel like I've been given another chance."



OUR CARING TRANSFORMS:

Life and Limb

It was after a sudden heart attack three years ago that doctors first looked at the main arteries supplying blood to Donna Marie Rose's legs.

Her blood wasn't flowing the way it should. In each leg, her main artery was almost completely blocked. While smaller blood vessels tried to do the work, she was unable to walk without excruciating pain.

Donna, a 38-year-old mother from Setauket, N.Y., is a Type 1 diabetic with peripheral vascular disease (disease of the blood vessels outside the heart and brain). She had developed chronic total occlusions (CTO), a complete or nearly complete blockage of an artery that can lead to foot ulcers or even amputation of the lower leg.

Donna needed a minimally invasive solution. "Because of my age, they didn't want to consider bypass surgery," she says. Her doctors told her the alternative would be to place stents in those blocked arteries to keep them open. "They said that would probably be the most efficient thing to do because of my age and my situation," says Donna. "I was still young and wanted to have children." Attempts to open her arteries failed, however, and doctors were left to wait and see while using blood-thinning medication.

A WELCOME CHALLENGE It wasn't long after her heart attack and the discovery of blocked blood vessels in her legs that Donna became a mother. She and husband Jeff welcomed daughter Hailey in February 2005. "As far as keeping up with her, I did my best," says Donna of living with her pain. "She wanted Mommy to be Mommy, you know, and do the things that Mommy should do."

In early 2007, doctors told Donna about a new technology that could help open the blockages in her legs and make it possible to place stents. Allen Jeremias, M.D., M.Sc., had joined Stony Brook Medical Center in Stony Brook, N.Y., as director of vascular medicine and peripheral intervention in the division of cardiovascular medicine to help build the peripheral program in interventional cardiology. When he met Donna Marie Rose, he was amazed by what she was going through while still in her 30s. He wanted to help.

"The blockages in her heart were treated already, and the blockages in her legs had been attempted but not successfully treated previously," recalls Dr. Jeremias. "I counseled her on the different options, but given that she was very symptomatic—she had pain in both legs with minimal walking—we decided to reattempt to open up the blockage in her legs."

LESS-INVASIVE BREAKTHROUGHS

Not long before Dr. Jeremias met Donna, many patients with CTOs had not had access to less-invasive procedures like angioplasty or stenting to open blockages. To treat CTOs with less-invasive methods, a doctor must first cross through the blockage. Enter a new technology from Cordis Corporation. In May 2006, the company began a U.S. introduction of two breakthrough devices, FRONTRUNNER® XP CTO and OUTBACK® LTD® Re-Entry Catheters, to treat artery blockages in the lower leg, a common finding in patients with diabetes and peripheral vascular disease. Both devices facilitate the placement of a guidewire in CTO cases.

Dr. Jeremias used FRONTRUNNER® to open the blockage in Donna's right leg. In a second procedure, he used both FRONTRUNNER® and OUTBACK® to restore blood flow in her left leg.

"After the procedures, there was a major difference," says Donna, who gave birth to a second child, Meghan, in November 2007. "It was just wonderful to be able to walk with my daughters and be able to walk to the end of my driveway and not be in any kind of pain. It's a great feeling. I thank God."

BLOOD FLOW RESTORED
Exploring dinosaurs with her daughter Hailey, Donna Marie Rose has been able to walk without pain since blood flow in her legs was restored.



OUR CARING TRANSFORMS:

The Safety of Childhood

Every day in the emergency room, I see the victims of accidents that I think are preventable," says Stefanie Märzheuser, M.D., senior physician at Charite Hospital in Berlin. She regularly treats children who have fallen from a window, been scalded by boiling water or hit by a car. "I see the suffering child and the crying mom, and every single one of these injuries inspires me to go on with my work," she says.



In 1997, Dr. Märzheuser co-founded Safe Kids Germany, which works to keep children out of emergency rooms. The group is part of the U.S.-based Safe Kids Worldwide® network, the first and only nonprofit organization dedicated solely to the prevention of unintentional child injuries worldwide. More than 700,000 children under age 15 die from injuries around the world each year.

Johnson & Johnson is founding sponsor of Safe Kids® and has supported the organization for 20 years. "Safe Kids Worldwide® is one of our Company's largest prevention and education programs based on Our Credo, and it directly touches millions of families around the world each year," says David Swearingen, Vice President, Corporate Communications. In addition to financial support from Johnson & Johnson, employees and retired employees volunteer at Safe Kids® events.

GLOBAL, BUT LOCAL Today, Safe Kids Worldwide® addresses child safety in 17 countries: Australia, Austria, Brazil, Canada, China, Germany, India, Israel, Japan, New Zealand, the Philippines, South Africa, South Korea, Uganda, United Arab Emirates, Vietnam and the United States. Programs vary according to the priorities of each country. For example, the Vietnam program provides free helmets to children, since 90 percent of road travel occurs on motorcycles; South Africa conducts a buckle-up campaign, as the vast majority of children don't wear seatbelts.

In the U.S., accidental injuries are the leading cause of death for children 14 and under, claiming more than 5,300 lives each year. The top causes of death are traffic-related (including bike and pedestrian accidents), along with drownings, burns and suffocation. Since Safe Kids Worldwide® was founded, childhood deaths from accidental injuries in the U.S. have declined by nearly 45 percent.

Safe Kids® is a grassroots network with more than 600 coalitions and chapters across the United States. Thousands of professionals and volunteers are involved in its activities, among them inspecting car seats to make sure they're properly installed, walking children to school to teach pedestrian safety and giving kids helmets and bike safety tips. Safe Kids® also spearheads public policy and legislation efforts, including





KEEPING CHILDREN SAFE Safe Kids Worldwide® programs vary in each of the 17 countries where the organization is active in promoting health and safety among children under 14. Examples include pedestrian safety in India, health and hygiene instruction in Brazil, and bike helmet protection in the U.S.

For 20 years, Safe Kids Worldwide® has been working to keep kids out of the emergency room.

a 2007 federal pool safety bill that was passed by the U.S. Congress and signed by the president.

AN OUNCE OF PREVENTION "It's often a low-tech, low-cost solution that is needed to save children's lives," says Martin Eichelberger, M.D., co-founder of Safe Kids Worldwide® and Director of Emergency Trauma & Burn Services, Children's National Medical Center, Washington, D.C.

Dr. Eichelberger helped start the organization because he'd watched too many children suffer injuries or die from preventable accidents. In 1987, he and his former colleague Herta Feely approached potential sponsors with their idea that simple measures could be implemented to protect children.

Dr. Eichelberger's passion for injury prevention not only inspired Safe Kids Worldwide®, it inspired Dr. Märzheuser, who met him when she was a young resident at Children's Hospital in Washington, D.C. She says Dr. Eichelberger encouraged her to start Mehr Sicherheit für Kinder®/Safe Kids Germany. The program, which celebrated its 10th anniversary in 2007, runs safety workshops and a hotline for parents, as well as school programs that teach safety topics through games—kids hunt for hazards in their nursery schools armed with magnifying glasses and homemade detective hats. The group also advocates for laws and greater product safety; examples include a law requiring child-resistant cigarette lighters and a national accident-prevention plan adopted by the German government in 2007.

Dr. Märzheuser is also inspired by her own children, ages 10, 7 and 6. "Having kids and wanting to protect them makes it very important for me to work with Safe Kids Germany," she says. "I want them to grow up safe."

2007 YEAR IN REVIEW:

Consumer Health Care

- **Building the World's Premier Consumer Health Care Business**
- **Pfizer Consumer Healthcare Acquisition Strengthens Segment**

Bringing Science to the Art of Beauty™: Acne Control, Anti-Aging and Sun Protection

In 2007, our skin care business addressed the needs of women worldwide with numerous new products to treat and prevent acne, address signs of aging and protect the skin from harmful UV rays. Many of the product launches in 2007—from a broad portfolio of brands that includes CLEAN & CLEAR®, ROC®, NEUTROGENA®, AVEENO®, LUBRIDERM®, AMBI® and GROUPE VENDOME®—were built on proprietary technology platforms proven effective through extensive clinical research.

The CLEAN & CLEAR® ADVANTAGE® Acne Control Kit with ACELERA™ Complex fights the multiple causes of acne to clear pimples and prevent new ones from forming. In studies, 100 percent of people showed a decrease in size, redness and number of pimples in one day.



AVEENO® expanded its leadership in ACTIVE NATURALS™ with the launch of the POSITIVELY AGELESS™ anti-aging skin care line, which leverages the benefits of shiitake mushroom complex to accelerate skin cell renewal. ROC® celebrated 50 years of skin care excellence in anti-aging products with the launch of RETINOL CORREXION® HAND REPAIR with SPF 15 and Daily Microdermabrasion Cleansing Disks.

Neutrogena expanded its offering of innovative at-home cleansing and exfoliation systems with the NEUTROGENA WAVE™ Power-Cleanser and Deep Clean Foaming Pads, and the Healthy Skin Rejuvenator, which improves firmness and the appearance of fine lines, wrinkles and age spots. The NEUTROGENA® Anti-Oxidant Age Reverse line includes ESSENTIAL SOY™, an ingredient proven to improve skin texture and tone, as well as reduce the appearance of discoloration. This line also provides broad-spectrum protection from damaging UVA and UVB rays through HELIOPLEX™, our patented sunscreen technology platform, which is also known as ACTIVE PHOTOBARRIER COMPLEX™ in the AVEENO® CONTINUOUS PROTECTION™ line of lotions and sprays.




anti-oxidant
age reverse

Integration of Pfizer Consumer Healthcare On Track

In December 2006, Johnson & Johnson completed the largest transaction in its history, acquiring the Pfizer Consumer Healthcare (PCH) business for $16.6 billion. Throughout 2007, the Consumer Group successfully integrated thousands of employees and hundreds of brands from PCH while continuing to grow its businesses.

In the months following the approval of the PCH acquisition by U.S. and European regulators, the transaction was officially closed under the laws of 112 countries. In each of these countries, new employees received an orientation that included education about the history and meaning of the Johnson & Johnson Credo. Thousands of newly acquired products were properly registered with regulatory authorities around the world. Actions were taken to re-site manufacturing operations, consolidate facilities, transfer information technology systems and relabel products. All this carefully orchestrated activity took place—and in many cases continues—with virtually no disruption to day-to-day business.

Consumer Segment Sales

Sales by Major Franchise

2007 Sales: $14.5 billion Growth Rate: 48.3%

(in billions of dollars)


Skin Care
$3.1
+16%
Baby Care
$2.0
+14%
Women's Health
$1.8
+8%
Other
$1.0
+74%
Oral Care
$1.5
>100%
OTC Pharmaceuticals & Nutritionals
$5.1
+88%

Innovation and Heritage Differentiate BAND-AID® Brand

In 2007, BAND-AID® Brand achieved unprecedented sales growth driven by a combination of science-based innovation and consumer-insight-driven marketing.

Sales of BAND-AID® Brand Adhesive Bandages Plus Antibiotic, which offer consumers convenient one-step infection protection, were a major driver of the brand's success in 2007. In the U.S., the brand launched a first-of-its-kind blister-prevention product, BAND-AID® Brand ACTIV-FLEX™ BLISTER BLOCK® Stick, which quickly became a must-have with consumers. Linking innovation with brand heritage, a contemporary reintroduction of the iconic advertising campaign, "I Am Stuck on BAND-AID® Brand," reminded consumers how the brand can turn a moment of hurt into a moment of healing.

To commemorate the 2008 Summer Olympic Games, the brand launched a limited-edition adhesive bandage featuring the official mascots of the Beijing Games. The Fuwa bandages, popular among Chinese consumers in 2007, are sold through special displays at key retailers in China. This launch represents one of many examples of how consumer brands across the Johnson & Johnson Family of Companies are maximizing the company's worldwide marketing rights as the Official Health Care Products Partner of the 2008 Olympic and Paralympic Games.


BAND-AID
邦迪卡通防水创可贴

Global Growth of Smoking Cessation

With the acquisition of the Pfizer Consumer Healthcare business in 2006, Johnson & Johnson entered one of the most significant global over-the-counter (OTC) categories, gaining ex-U.S. rights to NICORETTE®, the world's leading OTC smoking-cessation brand. Today, there are 1.4 billion smokers worldwide; 500 million of these will die prematurely from tobacco, yet smoking remains the No. 1 preventable cause of disease. Government smoking bans, cigarette tax increases, improved access to treatment and growing consumer sentiment against smoking will continue to drive the rapid growth of the cessation category.

Available in 47 countries around the world, NICORETTE® experienced double-digit growth in 2007 in key emerging markets including Brazil, Mexico, Russia and Central and Eastern Europe. This uptake was supported by the introduction of new flavors and smoking-reduction claims.


nicorette

Oral Care: Legacy Brand Drives Growth With New Strengthening and Whitening Products


LISTERINE
Whitening

As the No. 1 mouthwash brand, LISTERINE® has a 126-year history of innovation. In 2007, it posted global growth and expanded its line of products that both kill the germs that cause bad breath and help maintain a healthy mouth. The only branded over-the-counter mouthwash to carry the American Dental Association's Seal of Acceptance, LISTERINE® expanded its presence in the teeth-whitening category with the launch of LISTERINE® WHITENING® Quick Dissolving Strips. The brand used proprietary technology to create this whitening strip, which discreetly dissolves on teeth within five to 10 minutes on average, giving people the freedom to whiten when and where they choose (see related story on page 16). LISTERINE® also expanded its health-focused portfolio of products with the introduction of LISTERINE® TOOTH DEFENSE™ Anticavity Fluoride Rinse, a mouthwash that strengthens teeth to help prevent cavities.

2007 YEAR IN REVIEW:

Pharmaceuticals

- **Delivering on Pipeline With Major Approvals and Submissions**
- **Nine Products With Sales Over $1 Billion**

Tibotec Continues Advancements in the Care of Patients With HIV/AIDS

Tibotec Therapeutics and Tibotec Pharmaceuticals, Ltd. continued their commitment to the global response to HIV and AIDS in 2007 by advancing the development of new treatments and seeking innovative ways to expand global access.

New Drug and Marketing Authorization applications were submitted to the U.S. FDA and European Medicines Evaluation Agency, respectively, for the investigational treatment TMC 125 (etravirine). The compound was granted priority review by the FDA and was approved in the U.S. under the brand name INTELENCE™ in January 2008. (See related story on page 18.) This approval comes as the company's protease inhibitor, PREZISTA™ (darunavir), gained approval for patients diagnosed with treatment-resistant HIV in nearly 60 countries, including Brazil, Thailand and Ukraine, and is now treating thousands of patients in the U.S. and Europe.


INTELENCE™
(etravirine) tablets
100 mg

In 2007, Tibotec entered into a royalty-free voluntary license agreement with South African company Aspen Pharmaceuticals to make PREZISTA™ available to patients in sub-Saharan Africa and other Least Developed Countries at a special access price. And in an effort to gain better understanding of the use of PREZISTA™ in combination with other antiretroviral treatments in adult women with HIV, the company initiated the GRACE study (Gender, Race and Clinical Experience), the largest study to date conducted in treatment-experienced, HIV-positive women to evaluate gender and race differences in response to an HIV medication.

New Combination Treatment Slows Progression of Multiple Myeloma

Ortho Biotech Products, LP continued to broaden its foundation in oncology with the U.S. FDA approval of the use of DOXIL® (doxorubicin HCl liposome injection) in combination with VELCADE® (bortizomib) for Injection to treat patients with relapsed or refractory multiple myeloma. The new combination treatment meets the needs of patients who have not previously received VELCADE® and have received at least one prior therapy.

This new regimen was approved under the FDA's priority-review program and was supported by data that showed the two medicines in combination significantly extended the median time to disease progression over the use of VELCADE® alone, from 6.5 months to 9.3 months, an increase of 43 percent.

Ortho Biotech co-promotes VELCADE® in the U.S., and Johnson & Johnson Pharmaceutical Research & Development, LLC co-develops VELCADE® through agreements with Millennium Pharmaceuticals, Inc. Janssen-Cilag companies market VELCADE® in Europe and the rest of the world.

IONSYS™ Launched in EU for Postoperative Pain Management

In January 2008, the Janssen-Cilag companies in Europe launched IONSYS™ (fentanyl iontophoretic transdermal system), a compact, preprogrammed system for the treatment of postoperative pain in a hospital setting. It does not require needles, pumps, catheters or intravenous (IV) pump stands. IONSYS™ has the potential to make in-hospital pain management following surgery less time-consuming for health care professionals and less intrusive for patients. The patient activates IONSYS™ by pressing a button on the device. The system uses a virtually imperceptible low-intensity electrical field to transport the pain medication fentanyl through the skin and into the bloodstream through a process called iontophoresis.

Licensing Deals Enhance Commitment in Key Therapeutic Areas

Significant licensing deals signed in 2007 will expand our presence in two therapeutic areas of focus: metabolic disease and immunology. Ortho-McNeil-Janssen Pharmaceuticals, Inc. (OMJPI) is collaborating with California-based Isis Pharmaceuticals, Inc. to discover, develop and commercialize drugs to treat metabolic diseases such as Type 2 diabetes and obesity. As part of the collaboration, Isis is granting OMJPI worldwide development and commercialization rights to two of its diabetes drugs, both of which represent novel approaches for the treatment of this increasingly common disease. OMJPI will provide Isis with funding to support the joint discovery of additional drugs to treat metabolic diseases.

Separately, in immunology, Janssen Pharmaceutica N.V. and Galapagos N.V., a Belgium-based company, have entered into a worldwide alliance to discover, develop and commercialize novel small-molecule oral therapies for the treatment of rheumatoid arthritis (RA), a chronic, degenerative disease that mainly affects the joints. Centocor, Inc., a unit of Johnson & Johnson, already markets REMICADE® (infliximab), an intravenously administered biologic (large-molecule) therapy for RA.

Advancing the Treatment of Schizophrenia

In 2007, Janssen, LP launched the first prolonged-release oral atypical antipsychotic, INVEGA® (paliperidone) Extended-Release Tablets. INVEGA® has demonstrated powerful efficacy in many patients living with schizophrenia. It has now been approved by regulatory authorities in North America, Latin America, Asia and Europe.

In 2007, Janssen also filed for U.S. regulatory approval of paliperidone palmitate, a monthly intramuscular injection of the active ingredient in INVEGA® designed to treat and prevent recurrence of the symptoms of schizophrenia. (See related story on page 12.)

Pharmaceutical Segment Sales

Sales by Major Product

2007 Sales: $24.9 billion Growth Rate: 6.9%
(in billions of dollars)



Other
$5.4
+11%
CONCERTA®
$1.0
+11%
Hormonal Contraceptives
$0.9
(9%)
ACIPHEX®/PARIET®
$1.4
+10%
DURAGESIC®
$1.2
(10%)
LEVAQUIN®/FLOXIN®
$1.6
+8%
TOPAMAX®
$2.5
+21%
REMICADE®
$3.3
+10%
PROCRIT®/EPREX®
$2.9
(9%)
Antipsychotics
$4.7
+12%

New Agent Available for Hard-to-Treat Bacterial Infections



DORIBAX

Physicians gained a new option for the treatment of complicated urinary tract and intra-abdominal bacterial infections with the U.S. approval of DORIBAX™ (doripenem for injection). Also under regulatory review in the U.S. for hospital-acquired pneumonia and in the EU for all three indications, DORIBAX™ belongs to a class of antibacterial agents called carbapenems, which are important for treating serious infections caused by gram-positive and gram-negative bacteria. Licensed from Shionogi & Co., Ltd., DORIBAX™ is marketed in the U.S. by Ortho-McNeil-Janssen Pharmaceuticals, Inc.

Another compound, ceftobiprole (licensed from Basilea Pharmaceutica Ltd.), is under regulatory review in the U.S., the EU, Canada, Switzerland and Australia for the treatment of complicated skin and skin structure infections, including diabetic foot infections. (See related story on page 18.)

Regulatory Filings Made for Novel Psoriasis Compound

Continuing a heritage of pioneering innovation in immunology, Centocor, Inc. filed a Biologics License Application with the U.S. FDA and Janssen-Cilag filed a Marketing Authorization Application with the European Medicines Evaluation Agency for the regulatory review of ustekinumab (formerly CNTO 1275), a human monoclonal antibody for the treatment of moderate to severe plaque psoriasis. A novel biologic that targets interleukin-12 (IL-12) and interleukin-23 (IL-23), naturally occurring proteins that play a role in normalizing the immune system, ustekinumab is being investigated for use as an infrequently administered subcutaneous injection.

Data supporting the regulatory submission of the compound showed that more than two-thirds of patients with moderate to severe plaque psoriasis who received two doses of ustekinumab achieved at least a 75 percent reduction in psoriasis by week 12, the primary endpoint of a Phase 3 study. Centocor discovered ustekinumab and has exclusive marketing rights in the United States. The Janssen-Cilag companies will market ustekinumab in all countries outside the U.S.

Late-Stage Pipeline

We made significant progress in advancing our late-stage pipeline in 2007 with a number of achievements, including the approval of DORIBAX™ (doripenem for injection) in the U.S. and several regulatory filings for new molecular entities (NMEs). These included ceftobiprole, an antibacterial; paliperidone palmitate, a long-acting injectable for schizophrenia; ustekinumab, for psoriasis; and dapoxetine, for premature ejaculation. Additionally, in early 2008 we received approval for INTELENCE™ (etravirine) tablets, an anti-HIV medication, in the U.S.; launched IONSYS™ (fentanyl iontophoretic transdermal system) for the management of pain, in Europe; and filed tapentadol, a pain medication. We expect to make seven to 10 filings between 2008 and the end of 2010.

Several supplemental filings were also made in 2007, including PREZISTA™ (darunavir) in the U.S. for treatment-naive HIV patients, CONCERTA® (methylphenidate HCl) Extended-release Tablets in the U.S. for adult ADHD, and DORIBAX™ in the U.S. and EU for nosocomial pneumonia.

LATE-STAGE NMEs
POTENTIAL REGULATORY FILINGS, 2007-2010

CNS	Paliperidone palmitate
	Carisbamate*
Immunology	Ustekinumab (CNTO 1275) (U.S. & EU)
	Golimumab (CNTO 148)
Infectious Diseases	Ceftobiprole (U.S. & EU)
	Telaprevir* (EU)
	TMC 207
	TMC 278
	DORIBAX™*
	INTELENCE™
Oncology	DACOGEN™* (EU)
	YONDELIS®*
Pain Management	Tapentadol*
Cardiovascular Disease	Rivaroxaban*
Reproductive Health	Dapoxetine (selected EU)

To be filed Filed Approved

*Carisbamate licensed from SK-Bio Pharmaceuticals, ceftobiprole from Basilea Pharmaceutica, telaprevir from Vertex Pharmaceuticals Incorporated, DORIBAX™ from Shionogi & Co., DACOGEN™ from MGI Pharma, Inc., YONDELIS® from PharmaMar, tapentadol from Grunenthal GmbH, rivaroxaban from Bayer HealthCare, dapoxetine from PPD-GenuPro.

2007 YEAR IN REVIEW:

Medical Devices & Diagnostics

- **Meaningful Technology Solutions Address Challenging Clinical Needs**
- **Key Strategic Launches Expand Device and Diagnostic Portfolios**

DePuy, Inc. Grows Through Orthopaedic Innovations

DePuy, Inc. launched 24 new products in 2007, and its DePuy Orthopaedics, Inc., DePuy Spine, Inc., Codman & Shurtleff, Inc. and DePuy Mitek, Inc. affiliates entered into significant product development relationships.

DePuy Orthopaedics launched the ULTAMET® XL and ALTRX™ hip bearings featuring its PINNACLE® Acetabular Cup System, an advanced technology for recreating the hip's natural ball-and-socket joint to help increase joint stability and range of motion in patients who require total hip replacement. For patients with debilitating shoulder problems, the DELTA XTEND™ Reverse Shoulder System offers new technology that reverses the anatomy of the shoulder to help restore shoulder function. The PEAK FX™ Hip Plate System provides a new option to stabilize hip fractures while sparing surrounding tissue, which may support faster recovery.

DePuy Spine entered into a strategic collaboration with Axial Biotech, Inc. to develop a gene-based test to predict the progression of scoliosis, an abnormal curvature of the spine that primarily affects children. To bring treatments for the aging spine to market, DePuy Spine acquired assets related to the treatment of vertebral compression fractures from Disc-O-Tech Medical Technologies.

Codman reached an agreement with Hemedex, Inc. to distribute the HEMEDEX Q FLOW 500™ Perfusion Probe, the only minimally invasive device that can measure cerebral blood flow and tissue perfusion in absolute units in real time. This technology will allow physicians to better identify and manage patients at risk from complications of stroke or other brain injury caused by decreased blood flow.

DePuy Mitek launched the VERSALOK™ knotless anchor system, which provides surgeons with versatility in arthroscopic rotator-cuff repair, allowing them to address various tear pathologies with one implant and a variety of suture-passing configurations.

Creating a World Without Limits for People With Diabetes

The global growth achieved by the diabetes franchise in 2007 reflected the success of innovations designed to drive better testing compliance and outcomes for patients with diabetes. The continued success of the ONETOUCH® ULTRAMINI™ Blood Glucose Meter was complemented by the strong sales of Animas Corporation, acquired by Johnson & Johnson in February 2006. Animas achieved strong sales growth due to the launch of the ANIMAS® 2020 insulin pump, the smallest full-featured pump available. Designed to make diabetes management easier, the ANIMAS® 2020 pump enables users to adjust their insulin based on food intake and activity level. In 2007, the corporation established the Johnson & Johnson Diabetes Institute, LLC to transform care by providing comprehensive training to physicians, nurses and diabetes educators worldwide.


10:13
OK

First Gene-Based Test to Detect the Spread of Breast Cancer

In 2007, Veridex, LLC received U.S. FDA approval for the first intraoperative and gene-based test to detect the spread of breast cancer into the lymph nodes. The GENESEARCH™ Breast Lymph Node Assay can detect the spread of cancer into the lymph nodes more accurately than existing methodologies and has the potential to reduce the need for breast cancer patients to undergo second surgeries. Based on the innovative nature of this test, *TIME* magazine named GENESEARCH™ one of the Top 10 Medical Breakthroughs of 2007.

Transforming Cardiovascular Care Through Groundbreaking Technology

As a global leader in the growing $1 billion electrophysiology market, Biosense Webster, Inc. expanded its line of product offerings designed to provide physicians with faster and more precise technology for the diagnosis and treatment of cardiac arrhythmias. With the 2007 U.S. FDA approvals of the EZ STEER™ NAV Catheter, the NAVISTAR® THERMOCOOL® RMT Catheter and the CARTOSOUND™ Image Integration Module, Biosense Webster continued its focus on the integration of precise navigation and imaging tools that enhance the ability of physicians to treat patients with a range of simple to complex conditions.

Medical Devices & Diagnostics Segment Sales


Sales by Major Franchise
2007 Sales: $21.7 billion Growth Rate: 7.2%
(in billions of dollars)
CORDIS®
$3.4
(16%)
DEPUY®
$4.6
+12%
ORTHO-CLINICAL DIAGNOSTICS®*
$1.7
+11%
ETHICON®
$3.6
+12%
VISION CARE
$2.2
+18%
LIFESCAN®
$2.4
+14%
ETHICON ENDO-SURGERY®
$3.8
+14%

*Includes Therakos, Inc.

Ethicon Endo-Surgery Delivers Growth in 2007



In 2007, Ethicon Endo-Surgery, Inc. continued to deliver innovative solutions for minimally invasive and open surgical procedures that help transform patient care. With the U.S. FDA approval of the REALIZE™ Adjustable Gastric Band for weight loss in morbidly obese patients, Ethicon Endo-Surgery became the world's only company with a complete portfolio of offerings for the surgical treatment of morbid obesity. These treatments—commonly referred to as gastric banding and gastric bypass surgery—can help patients lose weight and improve health conditions related to morbid obesity, such as Type 2 diabetes and cardiovascular disease. (See related story on page 10.)

Ethicon Endo-Surgery added to its growing portfolio of HARMONIC® technology with the launch of HARMONIC FOCUS™ Curved Shears for use in thyroid surgery and other neck or lymph node procedures involving delicate tissue. HARMONIC® devices enable surgeons to perform precise cutting and to control bleeding, resulting in minimal damage to a patient's surrounding tissue.

The company also launched the ENDOPATH® DEXTRUS™ Access System. This technology platform includes a new hand access port and first-to-market finger-mounted instruments that provide surgeons with unique access to hard-to-reach operative spaces.

Twenty Years of Providing Clearer Vision

In 2007, Johnson & Johnson Vision Care, Inc. continued its 20-year heritage of innovation in providing contact lens wearers with improvements in comfort, convenience and UV protection. The U.S. launch of 1-DAY ACUVUE® MOIST™ Brand Contact Lenses marked a significant new product introduction. The daily disposable lenses feature LACREON™ technology, which locks in moisture and may improve comfort for those who experience discomfort and itching associated with allergies during contact lens wear.

New product launches also included ACUVUE® OASYS™ with HYDRACLEAR™ Plus and ACUVUE® ADVANCE™ Brand Contact Lenses in Japan. Other contributors to success in 2007 included 1-DAY ACUVUE® DEFINE™ Brand Contact Lenses in Asia Pacific and Japan, and ACUVUE® ADVANCE™ for Astigmatism in the U.S.

The Vision Care franchise recorded $2.2 billion in sales, making it the largest contact lens business in the world.

New Products From ETHICON Advance Healing

Thrombin, a protein that promotes clotting, is used in a range of surgical procedures to help control bleeding. In 2007, ETHICON, Inc. launched EVITHROM™ Thrombin Topical (Human),


THROMBIN
TOPICAL (HUMAN)
EVITHROM®
20 mL

a manufactured human plasma-derived product that is the first alternative to thrombin from cattle-derived proteins.

In early 2008, ETHICON also received an expanded indication to market EVICEL® Fibrin Sealant (Human) for use in all surgical procedures. An advanced product, EVICEL® is used to control bleeding when standard surgical techniques are ineffective or impractical. Both products were developed in collaboration with OMRIX Biopharmaceuticals.

A new product available in Europe, the PRINEO® Skin Closure System, offers a faster alternative to traditional suturing and stapling of surgical incisions. PRINEO® combines the company's proprietary PROLENE® Polypropylene Mesh and an adhesive to close the incision.

2007 YEAR IN REVIEW:

Caring for the World

Saving and Improving Lives, Building Health Care Capacity and Preventing Diseases

For more than 100 years, we have provided assistance to people around the world through our philanthropic efforts. Our mission is to make life-changing, long-term differences in human health. Our work focuses on saving and improving lives, building health care capacity and preventing diseases. We work with hundreds of partners worldwide.



A Bridge to Employment student from Cork, Ireland, interacts with her mentor.

In Honduras, for example, we partner with the Instituto de Desarollo Hondureño to provide loans and training to women struggling to survive in poverty-stricken areas. This assistance helps them establish small businesses and leads to economic stability for their families.

In the U.S. and Europe, thousands of high school students have participated in our Bridge to Employment (BTE) programs in economically disadvantaged areas. BTE—in partnership with the Academy for Educational Development, community groups and our operating companies—aims to improve the educational experience by providing students with classroom instruction, career development, mentoring and work-based learning opportunities in an array of health care careers throughout their high school years. BTE is expanding into Latin America and Africa in 2008.

In East Africa, our partnership with the World Wildlife Fund (WWF) recognizes links between biodiversity and human health with community-based conservation projects. In Kenya's Kiunga Marine National Reserve, we opened a dispensary clinic to provide health services and encourage local participation in natural resource management. Among other services, the clinic offers immunizations, preventive care, disease prevention and access to safe drinking water. In Nepal, the partnership is improving sanitation to promote community health and protect freshwater streams from degradation along the Khata Corridor.

Learn more about our many other philanthropic efforts on www.jnj.com.

Providing Strength for Caring

There are more than 50 million family caregivers in the U.S., and this number will rise dramatically as the population ages and life expectancy continues to increase. While providing care to a loved one can be rewarding, many unpaid family caregivers face emotional and financial challenges, as well as strains on their own health and well-being.

In 2007, The Caregiver Initiative, a project of Johnson & Johnson Consumer Companies, Inc., continued to work with health care experts nationwide to provide family caregivers with the practical information they need to care for their loved ones while finding ways to care for themselves.

The Web site www.strengthforcaring.com is a comprehensive online resource and virtual community covering topics such as housing, financial matters and health conditions, as well as how to reduce stress, let go of guilt and come to terms with grief. The site also offers the opportunity to connect with a community of other caregivers to share advice and provide support.

Caring for the Olympic Community

At Johnson & Johnson, we focus on the health and well-being of people around the world so they can be at their best. And for athletes competing in the Beijing 2008 Olympic Games, optimum health can make a world of difference in their performance.



As the Official Health Care Products Partner of the Olympic Movement, the Johnson & Johnson Family of Companies is in a unique position to support Olympic-related programs that care for both athletes and their families worldwide. For example, the ACHIEVEVISION™ program from THE VISION CARE INSTITUTE™, LLC provides Olympic hopefuls with unique vision assessments that help optimize their visual skills for peak performance. Learn more about how Johnson & Johnson is sponsoring Olympics-related programs at www.jnj.com.


Beijing 2008
Johnson & Johnson
Family of Companies
WORLDWIDE PARTNER

Partnering on Relief When Disaster Strikes

In 2007, we worked with several partners—including AmeriCares, Direct Relief International, MAP International and Project HOPE—to provide rapid response following more than a dozen natural disasters, including earthquakes in Peru and Chile, wildfires in Greece and California, and major storms and flooding in Bangladesh, Mexico and the Caribbean. Our relief efforts included donations of products—over-the-counter medicines, wound care products and medical devices—and funds, along with support from employees. We also provided funding to help our partner Project HOPE rebuild its offices after they were destroyed by a major storm.

Five Years of Revitalized Nursing

The Campaign for Nursing's Future™ from Johnson & Johnson marked its fifth year of working to alleviate the nursing shortage in the United States. Since the Campaign's inception in 2002, it has partnered with nursing organizations, hospitals and schools to raise more than $12 million in scholarships and grants, influence more young people to consider nursing, and attract more than half a million men and women to the profession. In 2007, The Campaign for Nursing's Future™ expanded with the launch of new materials, including television commercials, a *Patients' Perspective* documentary, recruitment materials and a second Web site with career development resources and information designed to support nurses currently in the profession: www.campaignfornursing.com.

Sustainability Measures

These charts represent a sampling of the sustainability programs of Johnson & Johnson and its operating companies. To learn more about all our programs, visit www.jnj.com.

HEALTH INDICATORS

By % of profiled U.S. employees



Tobacco Use
12
9
6
3
0
1995-99 Average
2005
2006



High Blood Pressure (above 140/90)
16
12
8
4
0
1995-99 Average
2005
2006



High Cholesterol (above 240 mg/dL)
24
18
12
6
0
1995-99 Average
2005
2006



Inactivity (below 30 min./day, 4 days/week)
40
30
20
10
0
1995-99 Average
2005
2006

ENVIRONMENTAL INDICATORS



CO2 Emissions (Million kg) vs. Sales
1990-2006
2010 goal (7% reduction from 1990)
Sales (U.S. dollars in billions)
974 979 974 990 961 941 991 989 990 990 958 1000 1049 1042 941 871 810
905
$11.4
$53.3
90 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06

Our carbon dioxide (CO_2) emissions reporting follows the Greenhouse Gas Inventory protocol developed by the World Resources Institute and the World Business Council for Sustainable Development. The protocol requires that we recalculate historical emissions to reflect acquisitions, divestitures and mergers, so all data shown on the chart represents emissions from the same business entities over time. This chart does not reflect CO_2 emissions or sales resulting from the acquisition of Pfizer Consumer Healthcare.



Water Use
2003-2006
12.4 11.0 11.2 11.6
0.30 0.23 0.22 0.22
03 04 05 06
Million m³
03 04 05 06
Indexed to sales (m³/$1,000 sales)



Non-Hazardous Waste
2003-2006
94.9 49.7 50.9 51.8
2.27 1.05 1.01 0.97
03 04 05 06
Million kg
03 04 05 06
Indexed to sales (kg/$1,000 sales)



Hazardous Waste
2003-2006
31.6 30.3 31.0 34.1
0.76 0.64 0.61 0.64
03 04 05 06
Million kg
03 04 05 06
Indexed to sales (kg/$1,000 sales)

Continuing Our Commitment to Affordable Access

In 2007, Johnson & Johnson Health Care Systems, Inc. launched ACCESS2WELLNESS™, reflecting the company's continuing commitment to improving access to better health care. ACCESS2WELLNESS™, a single entry point into one of the broadest selections of available assistance programs, helps the uninsured and underinsured gain access to the prescription medications they need.

ACCESS2WELLNESS™ encompasses a broad range of programs: the Partnership for Prescription Assistance, TOGETHER RX ACCESS™ and the patient-assistance programs from the operating companies of Johnson & Johnson, as well as public programs such as Medicare and Medicaid. These programs provide more than 1,000 prescription medications for free or at a discount to those who qualify.

ACCESS2WELLNESS™ is designed to help people quickly and easily find information on assistance programs and features a unique eligibility tool that determines which assistance programs are most appropriate. Learn more at www.access2wellness.com.

Board of Directors



First Row, Left to Right

WILLIAM C. WELDON
Chairman, Board of Directors and Chief Executive Officer

CHRISTINE A. POON
Vice Chairman, Board of Directors and Worldwide Chairman, Pharmaceuticals Group

MARY SUE COLEMAN, PH.D.
President, University of Michigan

Second Row, Left to Right

JAMES G. CULLEN
Retired President and Chief Operating Officer, Bell Atlantic Corporation

MICHAEL M. E. JOHNS, M.D.
Chancellor, Emory University

ARNOLD G. LANGBO
Retired Chairman and Chief Executive Officer, Kellogg Company

Third Row, Left to Right

SUSAN L. LINDQUIST, PH.D.
Member and Former Director, Whitehead Institute for Biomedical Research; Professor of Biology, Massachusetts Institute of Technology

LEO F. MULLIN
Retired Chairman and Chief Executive Officer, Delta Air Lines, Inc.

WILLIAM D. PEREZ
President and Chief Executive Officer, Wm. Wrigley Jr. Company

Fourth Row, Left to Right

CHARLES PRINCE
Retired Chairman and Chief Executive Officer, Citigroup Inc.

STEVEN S REINEMUND
Retired Chairman and Chief Executive Officer, PepsiCo, Inc.

DAVID SATCHER, M.D., PH.D.
Director, Center of Excellence on Health Disparities, Director, Satcher Health Leadership Institute and Poussaint-Satcher-Cosby Chair in Mental Health, Morehouse School of Medicine; Former U.S. Surgeon General

Committees of the Board

AUDIT

The Audit Committee, comprised entirely of independent Directors, helps the Board oversee the Company's accounting and reporting practices. It recommends independent public accountants for appointment by the Board and reviews their performance; monitors the adequacy of internal accounting practices, procedures and controls; and reviews all significant changes in accounting policies.

James G. Cullen, *Chairman*
Mary Sue Coleman, Ph.D.
Leo F. Mullin
Steven S Reinemund

COMPENSATION & BENEFITS

The Compensation & Benefits Committee, comprised entirely of independent Directors, establishes the Company's executive compensation philosophy and principles and approves the annual compensation and long-term incentives for the Company's directors and executive officers. The Committee also reviews the philosophy and policies of the non-Board Management Compensation Committee, which determines management compensation and establishes perquisites and other compensation policies for non-executive employees. Additionally, the Committee oversees the management of the various retirement, pension, long-term incentive, savings, health and welfare plans that cover the Company's employees.

Arnold G. Langbo, *Chairman*
Michael M. E. Johns, M.D.
William D. Perez
Charles Prince

FINANCE

The Finance Committee exercises the management authority of the Board during the intervals between Board meetings. The Finance Committee is comprised of the Chairman, Presiding Director and Vice Chairman of the Board.

William C. Weldon, *Chairman*
James G. Cullen
Christine A. Poon

NOMINATING & CORPORATE GOVERNANCE

The Nominating & Corporate Governance Committee, comprised entirely of independent Directors, is responsible for overseeing corporate governance matters, reviewing possible candidates for Board membership and recommending nominees for election. The Committee is also responsible for overseeing the process for performance evaluations of the Board and its committees. Additionally, the Committee reviews the Company's management succession plans and executive resources.

Steven S Reinemund, *Chairman*
James G. Cullen
Arnold G. Langbo
Charles Prince

PUBLIC POLICY

The Public Policy Advisory Committee reviews the Company's policies, programs and practices on public health issues regarding the environment and the health and safety of employees. The Committee also reviews the Company's governmental affairs and policies and other public policy issues facing the Company. The Committee advises and makes recommendations to the Board on these issues as appropriate. The Public Policy Advisory Committee is comprised of independent Directors and the Company's General Counsel and Vice Presidents for Corporate Affairs, Government Affairs and Policy, and Worldwide Operations.

Leo F. Mullin, *Chairman*
Russell C. Deyo
Clifford H. Holland
Susan L. Lindquist, Ph.D.
William D. Perez
Brian D. Perkins
David Satcher, M.D., Ph.D.
Ajit Shetty, Ph.D.

SCIENCE & TECHNOLOGY

The Science & Technology Advisory Committee, comprised of independent Directors and the Company's Vice President, Science and Technology, advises the Board on scientific matters, including major internal projects, interaction with academic and other outside research organizations, and the acquisition of technologies and products.

David Satcher, M.D., Ph.D., *Chairman*
Mary Sue Coleman, Ph.D.
Michael M. E. Johns, M.D.
Susan L. Lindquist, Ph.D.
Garry Neil, M.D.

CORPORATE OFFICERS

WILLIAM C. WELDON
Chairman, Board of Directors
Chief Executive Officer
Chairman, Executive Committee

CHRISTINE A. POON
Vice Chairman, Board of Directors
Worldwide Chairman
Pharmaceuticals Group
Executive Committee

DOMINIC J. CARUSO
Vice President, Finance
Chief Financial Officer
Executive Committee

DONALD M. CASEY, JR.
Worldwide Chairman
Comprehensive Care Group
Executive Committee

STEPHEN J. COSGROVE
Corporate Controller

LAVERNE H. COUNCIL
Vice President
Chief Information Officer

RUSSELL C. DEYO
Vice President, General Counsel
Executive Committee

KAYE I. FOSTER-CHEEK
Vice President, Human Resources
Executive Committee

COLLEEN A. GOGGINS
Worldwide Chairman
Consumer Group
Executive Committee

JOANN HEFFERNAN HEISEN
Vice President, Diversity

RAYMOND C. JORDAN
Vice President, Public Affairs &
Corporate Communication

SHERILYN S. MCCOY
Worldwide Chairman
Surgical Care Group
Executive Committee

JOHN A. PAPA
Treasurer

BRIAN D. PERKINS
Vice President, Corporate Affairs

STEVEN M. ROSENBERG
Secretary
Assistant General Counsel

AJIT SHETTY, PH.D.
Vice President
Worldwide Operations

NICHOLAS J. VALERIANI
Vice President, Strategy and Growth
Executive Committee

The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceuticals and Medical Devices and Diagnostics business segments. Each subsidiary within the business segments is, with some exceptions, managed by citizens of the country where it is located.

COMPANY GROUP CHAIRMEN

SUPRATIM BOSE

ROSEMARY A. CRANE

JOAQUIN DUATO

SETH H. Z. FISCHER

ALEX GORSKY

GUY J. LEBEAU, M.D.

KAREN A. LICITRA

MICHAEL F. MAHONEY

JULIE H. McHUGH

PATRICK D. MUTCHLER

DAVID Y. NORTON

MICHEL PAUL

KRISTINE PETERSON

MARC E. ROBINSON

JOSE V. SARTARELLI, PH.D.

MICHAEL E. SNEED

PERICLES P. STAMATIADES

PAUL A. STOFFELS, M.D.

JESSE WU

Corporate Governance and Management's Responsibility

Johnson & Johnson is governed by the values set forth in Our Credo, created by General Robert Wood Johnson in 1943. These principles have guided us over the years and continue to set the tone of integrity for the entire Company. At all levels, the employees of Johnson & Johnson are committed to the ethical principles embodied in Our Credo and these principles have been woven into the fabric of the Company.

The values articulated in Our Credo extend to our accounting and financial responsibilities to Johnson & Johnson shareholders and investors. We, the management of Johnson & Johnson, are responsible for the integrity and objectivity of the accompanying financial statements and related information. We are also responsible for ensuring that financial data is reported accurately and in a manner that facilitates the understanding of this data.

As evidence of our commitment to this responsibility, we maintain a well-designed system of internal accounting controls, encourage strong and effective corporate governance from our Board of Directors, continuously review our business results and strategic choices and focus on financial stewardship.

Our corporate staff of professionally trained internal auditors, who travel worldwide, monitor our system of internal accounting controls designed to provide reasonable assurance that assets are safeguarded and that transactions and events are recorded properly. Our internal controls include self-assessments and internal reviews of our operating companies.

During 2007, the Company continued to invest significant time and resources in order to ensure compliance with Section 404 of the Sarbanes-Oxley Act of 2002. Based on the work performed, we have concluded that our internal control over financial reporting was effective as of December 30, 2007. We refer you to Management's Report on Internal Control over Financial Reporting on page 74.

We require the management teams of our operating companies to certify their compliance with our Policy on Business Conduct and we have a systematic program designed to ensure compliance with these policies. To view our Policy on Business Conduct, please visit our website at www.jnj.com/our_company/policies.

PricewaterhouseCoopers LLP, an independent registered public accounting firm, is engaged to perform an integrated audit of our consolidated financial statements and internal control over financial reporting. The Report of Independent Registered Public Accounting Firm is on page 75.

The Audit Committee of our Board of Directors is composed solely of independent directors with the financial knowledge and experience to provide appropriate oversight. We review internal control matters and key accounting and financial reporting issues with the Audit Committee on a regular basis. In addition, the independent auditors, the General Counsel and the Vice President of Internal Audit regularly meet in private sessions with our Audit Committee to discuss the results of their work including observations on the adequacy of internal financial controls, the quality of financial reporting and confirmation that they are properly discharging their responsibilities and other relevant matters.

Our Executive Committee is continuously involved in the review of financial results as well as developing and understanding strategies and key initiatives for long-term growth. Our intent is to ensure that we maintain objectivity in our business assessments, constructively challenge the approach to business opportunities and issues and monitor our business results and the related controls.

Our consolidated financial statements and financial data that follow have been prepared in conformity with accounting principles generally accepted in the United States of America and include amounts that are based upon our best judgments. We are committed to present and discuss results of operations in a clear and transparent manner in order to provide timely, comprehensive and understandable information to our shareholders.



William C. Weldon
Chairman, Board of Directors, and Chief Executive Officer

Dominic J. Caruso
Vice President, Finance, and Chief Financial Officer

Table of Contents

Organization and Business Segments

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

Johnson & Johnson and its subsidiaries (the "Company") have approximately 119,200 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world with the primary focus on products related to human health and well-being.

The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment includes a broad range of products used in the baby care, skin care, oral care, wound care and women's health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed principally to the general public and sold both to wholesalers and directly to independent and chain retail outlets throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-infective, antipsychotic, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, urology and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use by the general public. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction and spinal care products; Ethicon's wound care and women's health products; Ethicon Endo-Surgery's minimally invasive surgical products; LifeScan's blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics' professional diagnostic products and Vision Care's disposable contact lenses.

The Company's structure is based upon the principle of decentralized management. The Executive Committee of Johnson & Johnson is the principal management group responsible for the operations and allocation of the resources of the Company. This Committee oversees and coordinates the activities of the Consumer, Pharmaceutical and Medical Devices and Diagnostics business segments. Each subsidiary within the business segments is, with some exceptions, managed by citizens of the country where it is located.

In all of its product lines, the Company competes with companies both large and small, located throughout the world. Competition is strong in all product lines without regard to the number and size of the competing companies involved. Competition in research, involving the development and the improvement of new and existing products and processes, is particularly significant. The development of new and improved products is important to the Company's success in all areas of its business. This also includes protecting the Company's portfolio of intellectual property. The competitive environment requires substantial investments in continuing research and multiple sales forces. In addition, the development and maintenance of customer acceptance of the Company's consumer products involves significant expenditures for advertising and promotion.

MANAGEMENT'S OBJECTIVES

A primary objective of the Company is to achieve superior levels of capital efficient profitable growth. To accomplish this, the Company's management operates the business consistent with certain strategic principles that have proven successful over time. To this end, the Company participates in growth areas in human health care and is committed to attaining leadership positions in these growth segments through the development of innovative products and services. New products introduced within the past five years accounted for approximately 30% of 2007 sales. In 2007, $7.7 billion, or 12.6% of sales was invested in research and development, an increase of $0.6 billion over 2006. This increase reflects management's commitment to the importance of on-going development of new and differentiated products and services to sustain long-term growth.

With more than 250 operating companies located in 57 countries, the Company views its principle of decentralized management as an asset and fundamental to the success of a broadly based business. It also fosters an entrepreneurial spirit, combining the extensive resources of a large organization with the ability to react quickly to local market changes and challenges.

The Company is committed to developing global business leaders who can drive growth objectives. Businesses are managed for the long term in order to sustain leadership positions and achieve growth that provides an enduring source of value to our shareholders.

Unifying the management team and the Company's dedicated employees in achieving these objectives is Our Credo. Our Credo provides a common set of values and serves as a constant reminder of the Company's responsibilities to its customers, employees, communities and shareholders. The Company believes that these basic principles, along with its overall mission of improving the quality of life for people everywhere, will enable Johnson & Johnson to continue to be among the leaders in the health care industry.

Results of Operations

ANALYSIS OF CONSOLIDATED SALES

In 2007, worldwide sales increased 14.6% to $61.1 billion, compared to increases of 5.6% in 2006 and 6.7% in 2005. These sales increases consisted of the following:

Sales increase due to:	2007	2006	2005
Volume	10.1%	3.8	5.4
Price	1.4	1.5	0.6
Currency	3.1	0.3	0.7
Total	**14.6%**	**5.6**	**6.7**

Sales by U.S. companies were $32.4 billion in 2007, $29.8 billion in 2006 and $28.4 billion in 2005. This represents an increase of 9.0% in 2007, 4.9% in 2006 and 2.2% in 2005. Sales by international companies were $28.7 billion in 2007, $23.5 billion in 2006 and $22.1 billion in 2005. This represents an increase of 21.7% in 2007, 6.4% in 2006 and 13.1% in 2005.


U.S. and International Sales for 10 Years
(in billions of dollars)
U.S.
International
70
60
50
40
30
20
10
0
97 98 99 00 01 02 03 04 05 06 07


Sales by Segment
(in billions of dollars)
Consumer
Pharmaceutical
Medical Devices and Diagnostics
70
60
50
40
30
20
10
0
05 06 07

The five-year compound annual growth rates for worldwide, U.S. and international sales were 11.0%, 7.6% and 15.7%, respectively. The ten-year compound annual growth rates for worldwide, U.S. and international sales were 10.5%, 10.6% and 10.3%, respectively.


Sales by Geographic Region
(in billions of dollars)
U.S.
Europe
Western Hemisphere excluding U.S.
Asia Pacific, Africa
70
60
50
40
30
20
10
0
05 06 07

All international geographic regions experienced sales growth during 2007, consisting of 22.4% in Europe, 32.2% in the Western Hemisphere (excluding the U.S.) and 15.3% in the Asia-Pacific, Africa regions. These sales increases include the impact of currency fluctuations between the U.S. dollar and foreign currencies, which had positive impacts of 9.2% in Europe, 6.7% in the Western Hemisphere (excluding the U.S.) and 3.5% in the Asia-Pacific, Africa region.

The acquisition of Pfizer Inc.'s Consumer Healthcare business, net of the related divestitures, increased both total sales growth and operational growth by 7.4%.

In 2007, 2006 and 2005, the Company did not have a customer that represented 10% or more of total revenues.

Analysis of Sales by Business Segments

CONSUMER SEGMENT

Consumer segment sales in 2007 were $14.5 billion, an increase of 48.3%, over 2006 with 44.2% of this change due to operational growth and the remaining 4.1% due to positive currency fluctuations. U.S. Consumer segment sales were $6.4 billion, an increase of 40.1%. International sales were $8.1 billion, an increase of 55.5%, with 47.8% as a result of operations and 7.7% due to currency fluctuations over 2006.

The acquisition of Pfizer Inc.'s Consumer Healthcare business, net of the related divestitures, increased both total sales growth and operational growth for the total Consumer segment by 40.3%.

The Over-the-Counter (OTC) Pharmaceuticals and Nutritionals franchise sales were $5.1 billion, an increase of 87.5% from 2006. This was attributable to new products from acquisitions, as well as strong sales growth achieved by analgesics and SPLENDA® products. The positive impact on OTC Pharmaceuticals and Nutritionals total sales growth due to newly acquired brands from Pfizer Inc. was 80.0% for the fiscal year 2007.

In 2007, the Company announced a voluntary withdrawal of certain infant cough and cold products from the market. When used as directed, these medicines have been generally recognized as safe and effective. However, an assessment of available data on the use of pediatric cough and cold medicines has identified rare instances of misuse leading to overdose, particularly in infants under two years of age. As well, these products, along with children's cough and cold products generally, were the subject of a recent U.S. Food and Drug Administration (FDA) Nonprescription Drug Advisory Committee hearing, which recommended to the FDA certain changes in the marketing and

Major Consumer Franchise Sales*:

				% Change	
(Dollars in Millions)	2007	2006	2005	'07 vs. '06	'06 vs. '05
OTC Pharmaceuticals & Nutritionals	$ 5,142	2,742	2,678	87.5%	2.4
Skin Care	3,051	2,633	2,401	15.9	9.7
Baby Care	1,982	1,740	1,561	13.9	11.5
Women's Health	1,806	1,666	1,568	8.4	6.3
Oral Care	1,488	406	319	266.5	27.3
Other	1,024	587	569	74.4	3.2
Total	**$14,493**	**9,774**	**9,096**	**48.3%**	**7.5**

* *Prior year amounts have been reclassified to conform with current presentation.*

sale of such products. These actions are not expected to have a significant impact on sales for the OTC Pharmaceuticals and Nutritionals franchise.

The Skin Care franchise sales in 2007 were $3.1 billion, representing an increase of 15.9% over 2006. The increase was primarily due to sales growth in the suncare, CLEAN & CLEAR®, AVEENO® and NEUTROGENA® product lines, as well as new products related to acquisitions. The positive impact on Skin Care total sales growth due to newly acquired brands from Pfizer Inc. was 5.7% for the fiscal year 2007.

The Baby Care franchise sales grew by 13.9% to $2.0 billion in 2007. This strong growth was led by the success of the cleanser, haircare, lotion and cream and powder product lines. An additional contributor to the growth were the new products related to acquisitions. The positive impact on Baby Care total sales growth due to newly acquired brands from Pfizer Inc. and divestitures related to the acquisition was 1.8% for the fiscal year 2007.

The Women's Health franchise sales grew by 8.4% to $1.8 billion in 2007. This growth was primarily due to newly acquired brands from Pfizer Inc. The positive impact on Women's Health total sales growth due to newly acquired brands from Pfizer Inc. was 4.8% for the fiscal year 2007.

The Oral Care franchise sales grew by 266.5% to $1.5 billion in 2007. This strong sales growth was attributable to new products from acquisitions and newly launched products, such as LISTERINE® mouthwashes and dissolvable whitening strips. The positive impact on Oral Care total sales growth due to newly acquired brands from Pfizer Inc. and divestitures related to the acquisition was 276.6%.

Consumer segment sales in 2006 were $9.8 billion, an increase of 7.5%, over 2005 with operational growth accounting for 6.4% of the total growth and 1.1% due to positive currency fluctuations. U.S. Consumer segment sales were $4.6 billion, an increase of 3.8%. International sales were $5.2 billion, an increase of 10.9%, with 8.7% as a result of operations and 2.2% due to currency fluctuations over 2005.

PHARMACEUTICAL SEGMENT

Pharmaceutical segment sales in 2007 were $24.9 billion, an increase of 6.9% over 2006, with 4.3% of this change due to operational growth and the remaining 2.6% increase related to the positive impact of currency fluctuations. U.S. Pharmaceutical segment sales were $15.6 billion, an increase of 3.4%. International Pharmaceutical segment sales were $9.3 billion, an increase of 13.3%, which included 5.9% of operational growth and 7.4% related to the positive impact of currency fluctuations.

The Antipsychotics franchise achieved sales of $4.7 billion in 2007, an increase of 12.3% over prior year. The Antipsychotics franchise includes RISPERDAL® oral (risperidone), a medication that treats the symptoms of schizophrenia, bipolar mania and irritability associated with autistic behavior in indicated patients, RISPERDAL® CONSTA® (risperidone) a long acting injectable and INVEGA™ (paliperdone) Extended-Release tablets for the treatment of schizophrenia. Sales growth was positively impacted by the continued global success of RISPERDAL® CONSTA®. The patent for the RISPERDAL® compound expired in the U.S. and most major markets outside the U.S. in 2007. In March 2007, the FDA granted pediatric exclusivity for RISPERDAL®, which extends the marketing exclusivity in the U.S. for RISPERDAL® oral to the end of June 2008. In 2007, U.S. sales of RISPERDAL® oral were $2.2 billion. Loss of market exclusivity for RISPERDAL® oral is likely to result in a significant reduction in sales in the U.S.

REMICADE® (infliximab), a biologic approved for the treatment of Crohn's disease, ankylosing spondylitis, psoriasis, psoriatic arthritis, ulcerative colitis and use in the treatment of rheumatoid arthritis, achieved sales of $3.3 billion in 2007, with growth of 10.4% over prior year. Growth was driven by increased demand due to expanded indications and overall market growth. During 2007, REMICADE® received approval from the European Commission for pediatric Crohn's disease indications. REMICADE® is competing in a market which is experiencing increased competition due to new entrants and the expansion of indications for existing competitors.

PROCRIT® (Epoetin alfa) and EPREX® (Epoetin alfa) had combined sales of $2.9 billion in 2007, a decline of 9.3% compared to prior year. The decline was primarily due to the declining markets for Erythropoiesis Stimulating Agents (ESAs). Earlier in the year The Centers for Medicare and Medicaid issued a National Coverage Determination, which significantly limits the reimbursement of ESAs in oncology in the U.S. Epoetin alfa products in the U.S. were subject to a label change, which may negatively impact future sales. The label for Epoetin alfa products is also under review in jurisdictions outside the U.S.

Major Pharmaceutical Product Revenues*:

(Dollars in Millions)	2007	2006	2005	% Change '07 vs. '06	% Change '06 vs. '05
Antipsychotics	$ 4,697	4,183	3,552	12.3%	17.8
REMICADE® (infliximab)	3,327	3,013	2,535	10.4	18.9
PROCRIT®/EPREX® (Epoetin alfa)	2,885	3,180	3,324	(9.3)	(4.3)
TOPAMAX® (topiramate)	2,453	2,027	1,680	21.0	20.7
LEVAQUIN®/FLOXIN® (levofloxacin/ofloxacin)	1,646	1,530	1,492	7.6	2.5
ACIPHEX®/PARIET® (rabeprazole sodium)	1,357	1,239	1,169	9.5	6.0
DURAGESIC® /Fentanyl Transdermal (fentanyl transdermal system)	1,164	1,295	1,585	(10.1)	(18.3)
CONCERTA® (methylphenidate HCl)	1,028	930	774	10.5	20.2
Hormonal Contraceptives	925	1,016	1,136	(9.0)	(10.6)
Other	5,384	4,854	5,075	10.9	(4.4)
Total	**$24,866**	**23,267**	**22,322**	**6.9%**	**4.2**

** Prior year amounts have been reclassified to conform with current presentation.*

TOPAMAX® (topiramate), which has been approved for adjunctive and monotherapy use in epilepsy, as well as for the prophylactic treatment of migraines, achieved $2.5 billion in sales in 2007, an increase of 21.0% over prior year. The major contributor to the growth was the continued success in the migraine category. The patent for TOPAMAX® (topiramate) in the U.S. will expire in September 2008. The Company is on target to file for the pediatric extension with the FDA, which if obtained, would grant market exclusivity in the U.S. until March 2009. In 2007, U.S. sales of TOPAMAX® were $2.0 billion. The expiration of a product patent or loss of market exclusivity is likely to result in a significant reduction in sales.

LEVAQUIN® (levofloxacin) and FLOXIN® (ofloxacin) achieved combined sales of $1.6 billion in 2007, representing growth of 7.6% over the prior year. This was primarily due to favorable market growth partially offset by increased competitive pressure. In March 2007 the FDA granted pediatric exclusivity in the U.S. for LEVAQUIN®, which will extend the marketing exclusivity by six months to June 2011.

ACIPHEX®/PARIET® (rabeprazole sodium), a proton pump inhibitor co-marketed with Eisai Co. Ltd., achieved sales of $1.4 billion in 2007, an increase of 9.5% as compared to prior year. Growth in the U.S. was due to overall market growth. Growth outside the U.S. was due to market growth partially offset by increased competition in certain regions.

DURAGESIC®/Fentanyl Transdermal (fentanyl transdermal system) sales declined to $1.2 billion in 2007, a reduction of 10.1% from 2006. This decline was the result of the impact of generic competition in the U.S. and major international markets. Generic competition in the U.S. began in January 2005.

CONCERTA® (methylphenidate HCl), a product for the treatment of attention deficit hyperactivity disorder, achieved sales of $1.0 billion in 2007, representing an increase of 10.5% over 2006. Although the original CONCERTA® patent expired in 2004, the FDA has not approved any generic version that is substitutable for CONCERTA®. Two parties have filed Abbreviated New Drug Applications (ANDAs) for generic versions of CONCERTA®, which are pending and may be approved at any time.

The hormonal contraceptive franchise sales declined to $0.9 billion in 2007, a reduction of 9.0% from 2006. ORTHO EVRA® (norelgestromin/ethinyl estradiol), the first contraceptive patch approved by the FDA, experienced a significant decline in sales as a result of labeling changes and negative media coverage concerning product safety. The sales decline was also a result of continued generic competition in oral contraceptives.

In 2007, Other Pharmaceutical sales were $5.4 billion, representing a growth of 10.9% over prior year. The biggest contributor to the increase was VELCADE®, a product for the treatment of multiple myeloma.

In the fiscal fourth quarter of 2007, the Company recorded a special pre-tax, non-cash charge of $678 million for the write-down of the intangible asset related to NATRECOR® (nesiritide), a product for the treatment of patients with acutely decompensated heart failure who have dyspnea at rest or with minimal activity. This charge results from revised estimates of future cash flows from this product primarily due to a recent decline in NATRECOR® sales trends. The remaining unamortized intangible value associated with NATRECOR® was $200 million at the end of 2007. The Company believes that NATRECOR® is an important clinical option for the treatment of acutely decompensated heart failure and the product will continue to be marketed by Scios Inc., a subsidiary of the Company.

During 2007, the Company launched INVEGA™ (paliperidone) Extended-Release Tablets, in both the U.S. and Europe. Additionally, in 2007 the Company launched the antibacterial, DORIBAX™ (doripenem for injection) in the U.S. and the antiretroviral, PREZISTA™ (darunavir), in Europe. The Company submitted five new molecular entities for approval: paliperidone palmitate for schizophrenia in the U.S., ustekinumab, or CNTO 1275, for psoriasis in both the U.S. and Europe, dapoxetine for premature ejaculation in several countries in Europe, antibacterial ceftobiprole in the U.S. and Europe and anti-HIV medication, TMC 125 in the U.S. and Europe. TMC 125 was approved by the U.S. FDA in January 2008 and will be marketed as INTELENCE™ (etravirine).

In response to the challenges facing the Pharmaceutical segment the Company announced a restructuring initiative in 2007. See Note 22 for additional information regarding the restructuring.

Pharmaceutical segment sales in 2006 were $23.2 billion, an increase of 4.2% over 2005, with 3.9% of this change due to operational growth and the remaining 0.3% increase related to the positive impact of currency. U.S. Pharmaceutical segment sales were $15.1 billion, an increase of 4.2%. International Pharmaceutical segment sales were $8.1 billion, an increase of 4.2%, which included 3.4% of operational growth and 0.8% related to the positive impact of currency.

MEDICAL DEVICES AND DIAGNOSTICS SEGMENT

The Medical Devices and Diagnostics segment achieved sales of $21.7 billion in 2007, representing an increase over the prior

Major Medical Devices and Diagnostics Franchise Sales:

				% Change	
(Dollars in Millions)	2007	2006	2005	'07 vs. '06	'06 vs. '05
DEPUY®	$ 4,587	4,105	3,847	11.7%	6.7
ETHICON ENDO-SURGERY®	3,834	3,376	3,105	13.6	8.7
ETHICON®	3,591	3,213	3,092	11.8	3.9
CORDIS®	3,425	4,088	3,982	(16.2)	2.6
LIFESCAN®	2,373	2,074	1,909	14.4	8.6
Vision Care	2,209	1,879	1,694	17.6	10.9
ORTHO-CLINICAL DIAGNOSTICS®	1,642	1,488	1,408	10.3	5.7
Other	75	60	59	25.0	1.7
Total	**$21,736**	**20,283**	**19,096**	**7.2%**	**6.2**

year of 7.2%, with operational growth of 3.9% and 3.3% due to a positive impact from currency fluctuations. U.S. sales were $10.4 billion, an increase of 3.2%. International sales were $11.3 billion, an increase of 11.1%, with 4.6% from operations and a positive currency impact of 6.5%.

The DePuy franchise achieved $4.6 billion in sales in 2007, which was an 11.7% increase over prior year. This growth was primarily due to DePuy's orthopaedic joint reconstruction products including the hip and knee product lines. Strong performance was also achieved in Mitek's sports medicine products.

The Ethicon Endo-Surgery franchise achieved sales of $3.8 billion in 2007, a 13.6% increase over 2006. A major contributor of growth continues to be endocutter sales, which include products used in performing bariatric procedures for the treatment of obesity, an important focus area for the franchise. Strong results were achieved with the continued success of the HARMONIC SCALPEL®, an ultrasonic cutting and coagulating surgical device. There was also strong growth in the Advanced Sterilization Products line.

The Ethicon franchise sales grew 11.8% in 2007, achieving $3.6 billion in sales. This was a result of solid growth in the hemostasis, women's health, biosurgicals, and the mesh product lines. There was also continued growth in suture sales.

Sales in the Cordis franchise were $3.4 billion, a decline of 16.2% over 2006. This decline reflects lower sales of the CYPHER® Sirolimus-eluting Coronary Stent due to increased competition outside the U.S., as well as the global contraction of the drug-eluting stent market following reports of a potential risk of late stent thrombosis associated with the use of drug-eluting stents. These results were partially offset by strong performance by the Biosense Webster and the neurovascular businesses. In response to challenges facing the Cordis franchise the Company announced a restructuring initiative in 2007. See Note 22 for additional information regarding the restructuring.

On June 13, 2007, the FDA notified Cordis that all items outlined in the Warning Letters received in April and July 2004 regarding Good Manufacturing Practice regulations and Good Clinical Practice regulations have been resolved.

The LifeScan franchise achieved $2.4 billion in sales in 2007, an increase of 14.4% over 2006, reflecting the continued success of the ULTRA® product lines. An additional contributor was the growth of the Animas business due to the launch of the 2020 insulin pump during the year.

The Vision Care franchise achieved sales of $2.2 billion in 2007, a growth rate of 17.6% over the prior year. This growth was led by the continued success of such brands as ACUVUE® OASYS™, ACUVUE® ADVANCE™ for ASTIGMATISM, ACUVUE® ADVANCE™, 1-DAY ACUVUE® MOIST™, 1-DAY ACUVUE® DEFINE™ and 1-DAY ACUVUE® for ASTIGMATISM.

The Ortho-Clinical Diagnostics franchise achieved $1.6 billion in sales in 2007, a 10.3% increase over 2006. This is due to the continued global growth in the Immunohematology product line, as well as the growth in the Immunodiagnostic product line and the 2007 launch of the Chagas screening assay in the U.S.

The Medical Devices and Diagnostics segment achieved sales of $20.3 billion in 2006, representing an increase over the prior year of 6.2%, with operational growth of 6.4% and a negative impact from currency of 0.2%. U.S. sales were $10.1 billion, an increase of 6.5%. International sales were $10.2 billion, an increase of 5.9%, with 6.2% from operations and a negative currency impact of 0.3%.

Analysis of Consolidated Earnings Before Provision for Taxes on Income

Consolidated earnings before provision for taxes on income decreased by $1.3 billion to $13.3 billion in 2007 as compared to the $14.6 billion earned in 2006. Lower earnings in 2007 were primarily due to restructuring charges and the write-down of the NATRECOR® intangible asset. The increase in 2006 was 11.2% over the $13.1 billion in 2005. As a percent to sales, consolidated earnings before provision for taxes on income in 2007 was 21.7% versus 27.4% in 2006. The sections that follow highlight the significant components of the changes in consolidated earnings before provision for taxes on income.

Cost of Products Sold and Selling, Marketing and Administrative Expenses: Cost of products sold and selling, marketing and administrative expenses as a percent to sales were as follows:

% of Sales	2007	2006	2005
Cost of products sold	29.1%	28.2	27.7
Percent point increase/(decrease) over the prior year	0.9	0.5	(0.8)
Selling, marketing and administrative expenses	33.5	32.7	34.1
Percent point increase/(decrease) over the prior year	0.8	(1.4)	(0.1)

In 2007, there was an increase in the percent to sales of cost of products sold primarily due to the impact of newly acquired consumer brands. There was an increase in the percent to sales of selling, marketing and administrative expenses in 2007 primarily due to the impact of newly acquired consumer brands partially offset by cost containment efforts.

In 2006, there was an increase in the percent to sales of cost of products sold. This was due to unfavorable product mix and higher manufacturing costs in the Pharmaceutical and Consumer segments. There was a decrease in the percent to sales of selling, marketing and administrative expenses in 2006. This was a result of leveraging selling expenses and a reduction in advertising and promotional spending.

In 2005, there was a decrease in the percent to sales of cost of products sold. This was due to lower manufacturing costs primarily related to the CYPHER® Sirolimus-eluting Coronary Stent, as well as ongoing cost containment activity across the organization, partially offset by the negative impact of pharmaceutical product mix. There was also a decrease in the percent to sales of selling, marketing and administrative expenses. This was due to cost containment initiatives in the Pharmaceutical segment partially offset by increases in investment spending in the Medical Devices and Diagnostics segment.

Research and Development: Research and development activities represent a significant part of the Company's business. These expenditures relate to the development of new products, improvement of existing products, technical support of products and compliance with governmental regulations for the protection of consumers and patients. Worldwide costs of research activities, excluding in-process research and development charges, were as follows:

(Dollars in Millions)	2007	2006	2005
Research and development expense	$7,680	7,125	6,462
Percent increase over the prior year	7.8%	10.3	20.9
Percent of sales	12.6%	13.4	12.8

Research and development expense as a percent of sales for the Pharmaceutical segment was 21.2% for 2007, 21.3% for 2006 and 20.2% for 2005. Research and development expense as a percent of sales for the Medical Devices and Diagnostics segment was 8.5% for 2007, 8.7% for 2006 and 8.2% for 2005. Research and development expense as a percent of sales for the Consumer segment was 3.9% for 2007, 4.0% for 2006 and 4.2% for 2005.

Research and development activities in the Pharmaceutical segment increased to $5.3 billion, or 6.1%, over 2006. The compound annual growth rate was approximately 13.8% for the five-year period since 2002.

The increased investment in research and development in all segments demonstrates the Company's focus on knowledge-based products, and reflects a significant number of projects in late-stage development.

Restructuring: In 2007, the Company announced initiatives that are expected to generate pre-tax, annual cost savings of $1.3-$1.6 billion for 2008 in an effort to improve its overall cost structure. The Company recorded $745 million in related pre-tax charges. This action was taken to offset the anticipated negative impacts associated with generic competition in the Pharmaceutical segment and challenges in the drug-eluting stent market.

The Company's Pharmaceuticals segment will reduce its cost base by consolidating certain operations, while continuing to invest in recently launched products and its late-stage pipeline of new products. The Cordis franchise is moving to a more integrated business model to address the market changes underway with drug-eluting stents and to better serve the broad spectrum of its patients' cardiovascular needs, while reducing its cost base. This program will allow the Company to accelerate steps to standardize and streamline certain aspects of its enterprise-wide functions such as human resources, finance and information technology to support growth across the business, while also leveraging its scale more effectively in areas such as procurement to benefit its operating companies. See Note 22 for more details.

In-Process Research and Development: In 2007, the Company recorded a charge for in-process research and development (IPR&D) of $807 million before and after tax related to the acquisition of Conor Medsystems Inc. The IPR&D charge was included in the operating profit of the Medical Devices and Diagnostics segment.

In 2006, the Company recorded IPR&D charges of $559 million before tax related to the acquisitions of the Consumer Healthcare business of Pfizer Inc., Vascular Control Systems, Inc., Ensure Medical, Inc., ColBar LifeScience Ltd., Hand Innovations LLC and Future Medical Systems S.A. The Consumer Healthcare business of Pfizer Inc. accounted for $320 million before tax of the IPR&D charges and was included in the operating profit of the Consumer segment. The IPR&D charges for all of the following acquisitions were included in the operating profit of the Medical Devices and Diagnostics segment. Vascular Control Systems, Inc., a privately held company focused on developing medical devices to treat fibroids and to control bleeding in obstetric and gynecologic applications, accounted for $87 million before tax of the IPR&D charges. Ensure Medical, Inc., a privately held company that develops devices for post-catheterization closure of the femoral artery, accounted for $66 million before tax of the IPR&D charges. ColBar LifeScience Ltd., a privately held company specializing in reconstructive medicine and tissue engineering, accounted for $49 million before tax of the IPR&D charges. Hand Innovations LLC, a privately held manufacturer of fracture fixation products for the upper extremities, accounted for $22 million before tax of the IPR&D charges. Future Medical Systems S.A., a privately held company that primarily develops, manufactures and markets arthroscopic fluid management systems, accounted for $15 million before tax of the IPR&D charges.

In 2005, the Company recorded IPR&D charges of $362 million before tax related to the acquisitions of TransForm Pharmaceuticals, Inc., Closure Medical Corporation, Peninsula Pharmaceuticals, Inc., and the international commercial rights to certain patents and know-how in the field of sedation and analgesia from Scott Lab, Inc. TransForm Pharmaceuticals, Inc., a company specializing in the discovery of superior formulations and novel crystalline forms of drug molecules, accounted for $50 million before tax of the IPR&D charges and was included in the operating profit of the Pharmaceutical segment. Closure Medical Corporation, a company with expertise and intellectual property in the biosurgicals market, accounted for $51 million before tax of the IPR&D charges and was included in the operating profit of the Medical Devices and Diagnostics segment. Peninsula Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing antibiotics to treat life-threatening infections, accounted for $252 million before tax of the IPR&D charges and was included in the operating profit of the Pharmaceutical segment. The $9 million before tax IPR&D charge related to Scott Lab, Inc. referred to above was included in the operating profit of the Medical Devices and Diagnostics segment.

Other (Income) Expense, Net: Other (income) expense, net includes gains and losses related to the sale and write-down of certain investments in equity securities held by Johnson & Johnson Development Corporation, gains and losses on the disposal of property, plant and equipment, currency gains and losses, minority interests, litigation settlements and liabilities and royalty income. The change in other (income) expense, net from 2007 to 2006 was an increase in expense of $1,205 million.

In 2007, other (income) expense, net included a charge of $678 million before tax related to the NATRECOR® intangible asset write-down. A gain of $622 million associated with the Guidant acquisition agreement termination fee, less associated expenses, was included in 2006. In addition, 2006 also included expenses associated with the recording of additional product liability reserves and the integration costs associated with the acquisition of the Consumer Healthcare business of Pfizer Inc.

In 2005, other (income) expense, net included royalty income partially offset by several expense items, none of which were individually significant.

OPERATING PROFIT BY SEGMENT

Operating profits by segment of business were as follows:

(Dollars in Millions)	2007	2006	Percent of Segment Sales 2007	Percent of Segment Sales 2006
Consumer	$ 2,277	1,374	15.7%	14.1
Pharmaceutical	6,540	6,894	26.3	29.6
Med Devices and Diag	4,846	6,126	22.3	30.2
Total [1]	13,663	14,394	22.4	27.0
Less: Expenses/(Income) not allocated to segments [2]	380	(193)		
Earnings before provision for taxes on income	$13,283	14,587	21.7%	27.4

[1] *See Note 11 for more details.*

[2] *Amounts not allocated to segments include interest (income)/expense, minority interest, and general corporate (income)/expense.*



Operating Profit by Segment
(in billions of dollars)
Consumer
Pharmaceutical
Medical Devices and Diagnostics
15
12
9
6
3
0
05
06
07

Consumer Segment: In 2007, Consumer segment operating profit increased 65.7% from 2006. As a percent to sales, 2007 operating profit increased to 15.7%. IPR&D expenses of $320 million as well as expenses associated with the Consumer Healthcare business of Pfizer Inc. integration were recorded during 2006. In 2006, Consumer segment operating profit decreased 13.7% and as a percent to sales declined to 14.1% over the prior year resulting from $320 million of IPR&D expenses as well as expenses associated with the Pfizer Consumer Healthcare business of Pfizer Inc. integration recorded during 2006.

Pharmaceutical Segment: In 2007, Pharmaceutical segment operating profit decreased 5.1% from 2006. As a percent to sales, 2007 operating profit decreased to 26.3% resulting from $429 million of restructuring charges and $678 million for the NATRECOR® intangible asset write-down in 2007. In 2006, Pharmaceutical segment operating profit increased 8.3% and as a percent to sales increased to 29.6% over the prior year. This increase was the result of $302 million of IPR&D recorded during 2005 partially offset by increases in research and development spending and lower gross margins in 2006.

Medical Devices and Diagnostics Segment: In 2007, the operating profit in the Medical Devices and Diagnostics segment decreased 20.9% from 2006. As a percent to sales, 2007, operating profit decreased to 22.3% resulting from $807 million of IPR&D expenses and $301 million of restructuring charges in 2007, while 2006 included the gain associated with the Guidant acquisition agreement termination fee, less associated expenses, of $622 million. In 2006, the Medical Devices and Diagnostics segment operating profit increased 16.9% and as a percent to sales increased 2.8% over the prior year. The primary driver of the improved operating profit was the Guidant acquisition agreement termination fee, less associated expenses, of $622 million recorded during 2006. This was partially offset by higher IPR&D charges of $239 million in 2006 versus $60 million in 2005. In addition, advertising and promotional expense leveraging were offset in part by increases in research and development spending.

Interest (Income) Expense: Interest income in 2007 decreased by $377 million due to a lower average cash balance. The decline in the average cash balance was due primarily to the acquisition of the Consumer Healthcare business of Pfizer Inc. on December 20, 2006. The cash balance, including marketable securities was $9.3 billion at the end of 2007, and averaged $6.6 billion as compared to the $15.7 billion average cash balance in 2006.

Interest expense in 2007 increased by $233 million due to a higher average debt balance. The net debt balance at the end of 2007 was $9.5 billion as compared to $6.6 billion at the end of 2006. The higher debt balance in 2007 was due to the debt associated with the acquisition of the Consumer Healthcare business of Pfizer Inc. and the Common Stock repurchase program in 2007.

Interest income in 2006 increased by $342 million due primarily to higher rates of interest, as well as a higher average cash balance, despite the $5.0 billion Common Stock repurchase program and an increase in acquisition activity as compared to prior year. The cash balance, including current marketable securities was $4.1 billion at the end of 2006 and averaged $15.7 billion, as compared to the $14.3 billion average cash balance in 2005.

Interest expense in 2006 increased slightly as compared to 2005 due to a higher average debt balance, from $2.6 billion in 2005 to $3.1 billion in 2006. This was partially offset by a decrease in interest rates.

Interest income in 2005 increased by $292 million due primarily to higher rates of interest, as well as a higher average cash balance. The cash balance, including current marketable securities, was $16.1 billion at the end of 2005 and averaged $14.3 billion, as compared to the $11.3 billion average cash balance in 2004.

Provision for Taxes on Income: The worldwide effective income tax rate was 20.4% in 2007, 24.2% in 2006 and 23.3% in 2005. The 2007 tax rate benefited from a one-time gain of $267 million related to an international business restructuring in certain countries, as well as increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions and lower international tax rates in certain countries. The 2006 tax rate increased as compared to 2005 primarily due to a gain of $225 million recorded in 2005, which was partially offset by a benefit in 2006 related to the reversal of a tax allowance of $134 million associated with the international business. The 2005 effective tax rate benefited from the previously mentioned $225 million, due to the reversal of a tax liability previously recorded during the fiscal fourth quarter of 2004, related to a technical correction to the American Jobs Creation Act of 2004.

Liquidity and Capital Resources

CASH FLOWS

In 2007, cash flow from operations was $15.2 billion, an increase of $1.0 billion over 2006. The $1.0 billion increase in cash flow from operations is primarily attributable to non-cash expenses associated with the NATRECOR® intangible asset write-down and increased depreciation and amortization.

Net cash used by investing activities in 2007 was $6.1 billion versus $20.3 billion in 2006 which included the acquisition of the Consumer Healthcare business of Pfizer Inc. For a more detailed discussion on mergers and acquisitions, see Note 17. There was also a $1.6 billion net increase in purchases of investments, primarily marketable securities. Capital expenditures were $2.9 billion, $2.7 billion and $2.6 billion in 2007, 2006 and 2005, respectively.

Net cash used by financing activities decreased by $0.4 billion primarily due to a $1.1 billion decrease in the repurchase of Common Stock in 2007 and a $0.4 billion increase in proceeds from the exercise of stock options partially offset by $0.7 billion decrease in proceeds from short and long-term debt. There was also a $0.4 billion increase in dividends to shareholders in 2007.

Cash and current marketable securities were $9.3 billion at the end of 2007 as compared with $4.1 billion at the end of 2006, primarily due to cash flow from operations.

Cash generated from operations amounted to $14.2 billion in 2006, which was $2.4 billion more than the cash generated from operations in 2005 of $11.8 billion. The major factors contributing to the increase were a net income increase of $1.2 billion, net of the non-cash impact of IPR&D charges and a $2.7 billion increase in accounts payable and accrued liabilities. This was partially offset by a $0.9 billion increase in deferred taxes and a $0.8 billion increase in other current and non-current assets.


Operating Cash Flow and Capital Expenditures
(in billions of dollars)
Capital Expenditures
Operating Cash Flow
16
12
8
4
0
05
06
07

FINANCING AND MARKET RISK

The Company uses financial instruments to manage the impact of foreign exchange rate changes on cash flows. Accordingly, the Company enters into forward foreign exchange contracts to protect the value of certain foreign currency assets and liabilities and to hedge future foreign currency products costs. Gains or losses on these contracts are offset by the gains or losses on the underlying transactions. A 10% appreciation of the U.S. Dollar from the December 30, 2007 market rates would increase the unrealized value of the Company's forward contracts by $245 million. Conversely, a 10% depreciation of the U.S. Dollar from the December 30, 2007 market rates would decrease the unrealized value of the Company's forward contracts by $299 million. In either scenario, the gain or loss on the forward contract would be offset by the gain or loss on the underlying transaction and, therefore, would have no impact on future earnings and cash flows.

The Company hedges the exposure to fluctuations in currency exchange rates, and the effect on certain assets and liabilities in foreign currency, by entering into currency swap contracts. A 1% change in the spread between U.S. and foreign interest rates on the Company's interest rate sensitive financial instruments would either increase or decrease the unrealized value of the Company's swap contracts by approximately $175 million. In either scenario, at maturity, the gain or loss on the swap contract would be offset by the gain or loss on the underlying transaction and therefore would have no impact on future cash flows.

The Company does not enter into financial instruments for trading or speculative purposes. Further, the Company has a policy of only entering into contracts with parties that have at least an "A" (or equivalent) credit rating. The counterparties to these contracts are major financial institutions and there is no significant concentration of exposure with any one counter-party. Management believes the risk of loss is remote.

Total credit available to the Company approximates $8.0 billion, of which $6.4 billion expires September 25, 2008, and $1.6 billion expires September 27, 2012.

Total borrowings at the end of 2007 and 2006 were $9.5 billion and $6.6 billion, respectively. The increase in borrowings between 2006 and 2007 was a result of financing general corporate purposes and the Common Stock repurchase program in 2007. In 2007, net debt (cash and current marketable securities, net of debt) was $0.2 billion compared to net debt of $2.5 billion in 2006. Total debt represented 18.0% of total capital (shareholders' equity and total debt) in 2007 and 14.4% of total capital in 2006. Shareholders' equity per share at the end of 2007 was $15.25 compared with $13.59 at year-end 2006, an increase of 12.2%.

For the period ended December 30, 2007, there were no material cash commitments. Johnson & Johnson continues to be one of a few industrial companies with a Triple A credit rating. A summary of borrowings can be found in Note 6.

CONTRACTUAL OBLIGATIONS AND COMMITMENTS

The Company has contractual obligations, primarily lease, debt obligations and unfunded retirement plans, with no other significant obligations. To satisfy these obligations, the Company will use cash from operations. The following table summarizes the Company's contractual obligations and their aggregate maturities as of December 30, 2007 (see Notes 4, 6 and 13 to the Audited Consolidated Financial Statements for further details):

(Dollars in Millions)	Operating Leases	Debt Obligations[1]	Unfunded Retirement Plans	Total
2008	$183	2,463	51	2,697
2009	151	247	55	453
2010	119	5	61	185
2011	94	23	64	181
2012	77	628	69	774
After 2012	113	6,171	416	6,700
Total	**$737**	**9,537**	**716**	**10,990**

[1] *Amounts do not include interest expense.*

For tax matters, see Note 8.

SHARE REPURCHASE AND DIVIDENDS

On July 9, 2007, the Company announced that its Board of Directors approved a stock repurchase program, authorizing the Company to buy back up to $10.0 billion of the Company's Common Stock. The repurchase program has no time limit and may be suspended for periods or discontinued at any time. Any shares acquired will be available for general corporate purposes. The Company intends to fund the share repurchase program through a combination of available cash and debt. During 2007, the Company repurchased an aggregate of 55.8 million shares of Johnson & Johnson common stock under the current repurchase program at a cost of $3.6 billion. In addition the Company has an annual program to repurchase shares for use in employee stock and incentive plans.

The Company increased its dividend in 2007 for the 45th consecutive year. Cash dividends paid were $1.620 per share in 2007, compared with dividends of $1.455 per share in 2006 and $1.275 per share in 2005. The dividends were distributed as follows:

	2007	2006	2005
First quarter	$0.375	0.330	0.285
Second quarter	0.415	0.375	0.330
Third quarter	0.415	0.375	0.330
Fourth quarter	0.415	0.375	0.330
Total	**$1.620**	**1.455**	**1.275**

On January 2, 2008, the Board of Directors declared a regular cash dividend of $0.415 per share, payable on March 11, 2008, to shareholders of record as of February 26, 2008. The Company expects to continue the practice of paying regular cash dividends.

Other Information

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Management's discussion and analysis of results of operations and financial condition are based on the Company's consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the U.S. The preparation of these financial statements requires that management make estimates and assumptions that affect the amounts reported for revenues, expenses, assets, liabilities and other related disclosures. Actual results may or may not differ from these estimates. The Company believes that the understanding of certain key accounting policies and estimates are essential in achieving more insight into the Company's operating results and financial condition. These key accounting policies include revenue recognition, income taxes, legal and self-insurance contingencies, valuation of long-lived assets, assumptions used to determine the amounts recorded for pensions and other employee benefit plans and accounting for stock options.

Revenue Recognition: The Company recognizes revenue from product sales when goods are shipped or delivered and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, coupons, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, the largest being the Medicaid rebate provision, are estimated based on sales terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third party sell-through and market research data, as well as internally generated information.

Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals.

Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales.

Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are derived by estimating sales volumes for the incentive period and are recorded as products are sold. Promotional arrangements containing customer acceptance criteria are evaluated to determine the appropriate amounts to be deferred.

In addition, the Company enters into collaboration arrangements, which contain multiple revenue generating activities. The revenue for these arrangements is recognized as each activity is performed or delivered, based on the relative fair value. Upfront fees received as part of these arrangements, for which no further performance obligations exist, are recognized as revenue on the earlier of receipt of payment or collection is assured. If performance obligations exist, the Company will defer the upfront fees and recognize as earned over the obligation period.

Reasonably likely changes to assumptions used to calculate the accruals for rebates, returns and promotions are not anticipated to have a material effect on the financial statements. The Company currently discloses the impact of changes to assumptions in the quarterly or annual filing in which there is a financial statement impact.

Below are tables which show the progression of accrued rebates, returns, promotions, reserve for doubtful accounts and reserve for cash discounts by segment of business for the years ended December 30, 2007 and December 31, 2006.

CONSUMER SEGMENT

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/ Other	Balance at End of Period
2007				
Accrued rebates[1]	$164	492	(439)	217
Accrued returns	92	257	(236)	113
Accrued promotions	211	2,249	(2,163)	297
Subtotal	$467	2,998	(2,838)	627
Reserve for doubtful accounts	42	17	12	71
Reserve for cash discounts	15	278	(270)	23
Total	**$524**	**3,293**	**(3,096)**	**721**
2006				
Accrued rebates[1]	$144	352	(332)	164
Accrued returns	78	117	(103)	92
Accrued promotions	172	1,555	(1,516)	211
Subtotal	$394	2,024	(1,951)	467
Reserve for doubtful accounts	35	10	(3)	42
Reserve for cash discounts	13	176	(174)	15
Total	**$442**	**2,210**	**(2,128)**	**524**

[1] *Includes reserve for customer rebates of $76 million at December 30, 2007 and $54 million at December 31, 2006, recorded as a contra asset.*

PHARMACEUTICAL SEGMENT

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/ Other	Balance at End of Period
2007				
Accrued rebates[1]	$1,233	3,175	(3,159)	1,249
Accrued returns	324	36	(15)	345
Accrued promotions	205	523	(465)	263
Subtotal	$1,762	3,734	(3,639)	1,857
Reserve for doubtful accounts	30	—	(4)	26
Reserve for cash discounts	29	531	(536)	24
Total	**$1,821**	**4,265**	**(4,179)**	**1,907**
2006				
Accrued rebates[1]	$1,119	2,857	(2,743)	1,233
Accrued returns	287	67	(30)	324
Accrued promotions	160	625	(580)	205
Subtotal	$1,566	3,549	(3,353)	1,762
Reserve for doubtful accounts	36	—	(6)	30
Reserve for cash discounts	29	503	(503)	29
Total	**$1,631**	**4,052**	**(3,862)**	**1,821**

[1] *Includes reserve for customer rebates of $321 million at December 30, 2007 and $227 million at December 31, 2006, recorded as a contra asset.*

MEDICAL DEVICES AND DIAGNOSTICS SEGMENT

(Dollars in Millions)	Balance at Beginning of Period	Accruals	Payments/ Other	Balance at End of Period
2007				
Accrued rebates[1]	$294	1,576	(1,534)	336
Accrued returns	183	102	(95)	190
Accrued promotions	41	136	(159)	18
Subtotal	$518	1,814	(1,788)	544
Reserve for doubtful accounts	88	25	(17)	96
Reserve for cash discounts	18	213	(207)	24
Total	**$624**	**2,052**	**(2,012)**	**664**
2006				
Accrued rebates[1]	$302	1,808	(1,816)	294
Accrued returns	170	26	(13)	183
Accrued promotions	56	104	(119)	41
Subtotal	$528	1,938	(1,948)	518
Reserve for doubtful accounts	93	7	(12)	88
Reserve for cash discounts	15	188	(185)	18
Total	**$636**	**2,133**	**(2,145)**	**624**

[1] *Includes reserve for customer rebates of $313 million at December 30, 2007 and $277 million at December 31, 2006, recorded as a contra asset.*

The Company also earns service revenue for co-promotion of certain products. For all years presented, service revenues were less than 2% of total revenues and are included in sales to customers.

Income Taxes: Income taxes are recorded based on amounts refundable or payable for the current year and include the results of any difference between GAAP accounting and tax reporting, recorded as deferred tax assets or liabilities. The Company estimates deferred tax assets and liabilities based on current tax regulations and rates. Changes in tax laws and rates may affect recorded deferred tax assets and liabilities in the future. Management believes that changes in these estimates would not have a material effect on the Company's results of operations, cash flows or financial position.

In 2007, the Company adopted FASB Interpretation 48 (FIN48), *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109.* This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. See Note 8 for further information regarding income taxes.

At December 30, 2007 and December 31, 2006, the cumulative amounts of undistributed international earnings were approximately $24.2 billion and $17.9 billion, respectively. The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded to cover the undistributed portion not intended for repatriation.

Legal and Self Insurance Contingencies: The Company records accruals for various contingencies including legal proceedings and product liability cases as these arise in the normal course of business. The accruals are based on management's judgment as to the probability of losses, opinions of legal counsel and, where applicable, actuarially determined estimates. Additionally, the Company records insurance receivable amounts from third-party insurers when recovery is probable. As appropriate, reserves against these receivables are recorded for estimated amounts that may not be collected from third-party insurers.

Long-Lived and Intangible Assets: The Company assesses changes in economic conditions and makes assumptions regarding estimated future cash flows in evaluating the value of the Company's property, plant and equipment, goodwill and intangible assets. As these assumptions and estimates may change over time, it may or may not be necessary for the Company to record impairment charges.

Employee Benefit Plans: The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, that cover most employees worldwide. These plans are based on assumptions for the discount rate, expected return on plan assets, expected salary increases and health care cost trend rates. See Note 13 for further detail on these rates and the effect a rate change would have on the Company's results of operations.

Stock Options: During the fiscal first quarter of 2006, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 123(R), *Share Based Payment*. The Company has applied the modified retrospective transition method to implement SFAS No. 123(R). Previously reported financial statements have been restated in accordance with the provisions of SFAS No. 123(R). See Note 10 for further information regarding stock options.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48 (FIN 48), *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for the fiscal year 2007 and the Company adopted it in the first quarter of 2007.

In September 2006, the FASB issued SFAS No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement is effective in the fiscal first quarter of 2008 except for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. The Company believes that the adoption of SFAS No. 157 will not have a material effect on its results of operations, cash flows or financial position.

In February 2007, the FASB issued SFAS No. 159, *Fair Value Option for Financial Assets and Financial Liabilities*, which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 is effective for fiscal year 2008 and the Company will adopt accordingly. The Company is assessing the impact of the adoption of SFAS No. 159 and currently does not believe that the adoption will have a material impact on its results of operations, cash flows or financial position.

In December 2007, FASB issued SFAS No. 141(R), *Business Combinations*, and No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. These statements aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008. SFAS No. 141(R) will have a significant impact on the manner in which the Company accounts for future acquisitions beginning in the fiscal year 2009. Significant changes include the capitalization of IPR&D, expensing of acquisition related restructuring actions and transaction related costs and the recognition of contingent purchase price consideration at fair value at the acquisition date. The Company believes that the adoption of SFAS No. 141(R) and SFAS No. 160 will not have a material effect on its results of operations, cash flows or financial position.

EITF Issue 07-1: *Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property*. This issue is effective for financial statements issued for fiscal years beginning after December 15, 2008. This issue addresses the income statement classification of payments made between parties in a collaborative arrangement. The adoption of EITF 07-1 is not expected to have a significant impact on the Company's results of operations, cash flows or financial position.

EITF Issue 07-3: *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities*. This issue is effective for financial statements issued for fiscal years beginning after December 15, 2007. This issue requires nonrefundable advance payments for research and development to be capitalized and recognized as an expense as related goods are delivered or services are performed. The adoption of EITF 07-3 is not expected to have a significant impact on the Company's results of operations, cash flows or financial position.

ECONOMIC AND MARKET FACTORS

The Company is aware that its products are used in an environment where, for more than a decade, policymakers, consumers and businesses have expressed concerns about the rising cost of health care. In response to these concerns, The Company has a long-standing policy of pricing products responsibly. For the period 1997-2007, in the United States, the weighted average compound annual growth rate of the Company's net price increases for health care products (prescription and over-the-counter drugs, hospital and professional products) was below the U.S. Consumer Price Index (CPI).

Inflation rates, even though moderate in many parts of the world during 2007, continue to have an effect on worldwide economies and, consequently, on the way companies operate. In the face of increasing costs, the Company strives to maintain its profit margins through cost reduction programs, productivity improvements and periodic price increases. The Company faces various worldwide health care changes that may result in pricing pressures that include health care cost containment and government legislation relating to sales, promotions and reimbursement.

The Company also operates in an environment which has become increasingly hostile to intellectual property rights. Generic drug firms have filed ANDAs seeking to market generic forms of most of the Company's key pharmaceutical products, prior to expiration of the applicable patents covering those products. In the event the Company is not successful in defending the patent claims challenged in ANDA filings, the generic firms will then introduce generic versions of the product at issue, resulting in the potential for substantial market share and revenue losses for that product. For further information see the discussion on "Litigation Against Filers of Abbreviated New Drug Applications" in Note 18.

LEGAL PROCEEDINGS

The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use which accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by existing amounts accrued in the Company's balance sheet under its self-insurance program and by third-party product liability insurance.

The Company is also involved in a number of patent, trademark and other lawsuits, as well as investigations, incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities already accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial position, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company's results of operations and cash flows for that period.

See Note 18 for further information regarding legal proceedings.

COMMON STOCK MARKET PRICES

The Company's common stock is listed on the New York Stock Exchange under the symbol JNJ. The composite market price ranges for Johnson & Johnson common stock during 2007 and 2006 were:

	2007		2006	
	High	Low	High	Low
First quarter	$68.22	59.87	63.10	56.70
Second quarter	65.45	59.95	62.00	57.32
Third quarter	65.75	59.72	65.13	59.68
Fourth quarter	68.75	63.55	69.41	64.50
Year-end close	$67.38		66.02	

Cautionary Factors That May Affect Future Results

This Annual Report contains forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts and anticipate results based on management's plans that are subject to uncertainty. Forward-looking statements may be identified by the use of words such as "plans," "expects," "will," "anticipates," "estimates" and other words of similar meaning in conjunction with, among other things, discussions of future operations, financial performance, the Company's strategy for growth, product development, regulatory approval, market position and expenditures.

Forward-looking statements are based on current expectations of future events. The Company cannot guarantee that any forward-looking statement will be accurate, although the Company believes that it has been reasonable in its expectations and assumptions. Investors should realize that if underlying assumptions prove inaccurate or that unknown risks or uncertainties materialize, actual results could vary materially from the Company's expectations and projections. Investors are therefore cautioned not to place undue reliance on any forward-looking statements. The Company does not undertake to update any forward-looking statements as a result of new information or future events or developments.

Risks and uncertainties include general industry conditions and competition; economic conditions, such as interest rate and currency exchange rate fluctuations; technological advances, new products and patents attained by competitors; challenges inherent in new product development, including obtaining regulatory approvals; challenges to patents; U.S. and foreign health care reforms and governmental laws and regulations; trends toward health care cost containment; increased scrutiny of the health care industry by government agencies; product efficacy or safety concerns resulting in product recalls or regulatory action.

The Company's report on Form 10-K for the year ended December 30, 2007 includes, in Exhibit 99, a discussion of additional factors that could cause actual results to differ from expectations. The Company notes these factors as permitted by the Private Securities Litigation Reform Act of 1995.

Consolidated Balance Sheets

Johnson & Johnson and Subsidiaries

At December 30, 2007 and December 31, 2006 (Dollars in Millions Except Share and Per Share Data) (Note 1)	2007	2006
Assets		
Current assets		
Cash and cash equivalents (Notes 1 and 14)	$ 7,770	4,083
Marketable securities (Notes 1 and 14)	1,545	1
Accounts receivable trade, less allowances for doubtful accounts $193 (2006, $160)	9,444	8,712
Inventories (Notes 1 and 2)	5,110	4,889
Deferred taxes on income (Note 8)	2,609	2,094
Prepaid expenses and other receivables	3,467	3,196
Total current assets	**29,945**	**22,975**
Marketable securities, non-current (Notes 1 and 14)	2	16
Property, plant and equipment, net (Notes 1 and 3)	14,185	13,044
Intangible assets, net (Notes 1 and 7)	14,640	15,348
Goodwill, net (Notes 1 and 7)	14,123	13,340
Deferred taxes on income (Note 8)	4,889	3,210
Other assets (Note 5)	3,170	2,623
Total assets	**$80,954**	**70,556**
Liabilities and Shareholders' Equity		
Current liabilities		
Loans and notes payable (Note 6)	$ 2,463	4,579
Accounts payable	6,909	5,691
Accrued liabilities	6,412	4,587
Accrued rebates, returns and promotions	2,318	2,189
Accrued salaries, wages and commissions	1,512	1,391
Accrued taxes on income	223	724
Total current liabilities	**19,837**	**19,161**
Long-term debt (Note 6)	7,074	2,014
Deferred taxes on income (Note 8)	1,493	1,319
Employee related obligations (Notes 5 and 13)	5,402	5,584
Other liabilities	3,829	3,160
Total liabilities	**37,635**	**31,238**
Shareholders' equity		
Preferred stock — without par value (authorized and unissued 2,000,000 shares)	—	—
Common stock — par value $1.00 per share (Note 20) (authorized 4,320,000,000 shares; issued 3,119,843,000 shares)	3,120	3,120
Accumulated other comprehensive income (Note 12)	(693)	(2,118)
Retained earnings	55,280	49,290
	57,707	50,292
Less: common stock held in treasury, at cost (Note 20) (279,620,000 shares and 226,612,000 shares)	14,388	10,974
Total shareholders' equity	**43,319**	**39,318**
Total liabilities and shareholders' equity	**$80,954**	**70,556**

See Notes to Consolidated Financial Statements

Consolidated Statements of Earnings

Johnson & Johnson and Subsidiaries

(Dollars in Millions Except Per Share Figures) (Note 1)	2007	2006	2005
Sales to customers	$61,095	53,324	50,514
Cost of products sold	17,751	15,057	14,010
Gross profit	43,344	38,267	36,504
Selling, marketing and administrative expenses	20,451	17,433	17,211
Research expense	7,680	7,125	6,462
Purchased in-process research and development (Note 17)	807	559	362
Restructuring (Note 22)	745	—	—
Interest income	(452)	(829)	(487)
Interest expense, net of portion capitalized (Note 3)	296	63	54
Other (income) expense, net	534	(671)	(214)
	30,061	23,680	23,388
Earnings before provision for taxes on income	13,283	14,587	13,116
Provision for taxes on income (Note 8)	2,707	3,534	3,056
Net earnings	**$10,576**	**11,053**	**10,060**
Basic net earnings per share (Notes 1 and 19)	$ 3.67	3.76	3.38
Diluted net earnings per share (Notes 1 and 19)	$ 3.63	3.73	3.35

See Notes to Consolidated Financial Statements

Consolidated Statements of Equity

Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)	Total	Comprehensive Income	Retained Earnings	Note Receivable From Employee Stock Ownership Plan (ESOP)	Accumulated Other Comprehensive Income	Common Stock Issued Amount	Treasury Stock Amount
Balance, January 2, 2005	**$32,535**		**35,945**	**(11)**	**(515)**	**3,120**	**(6,004)**
Net earnings	10,060	10,060	10,060				
Cash dividends paid	(3,793)		(3,793)				
Employee stock compensation and stock option plans	1,485		27				1,458
Conversion of subordinated debentures	369		(132)				501
Repurchase of common stock	(1,717)		203				(1,920)
Other comprehensive income, net of tax:							
Currency translation adjustment	(415)	(415)			(415)		
Unrealized losses on securities	(16)	(16)			(16)		
Employee benefit plans	26	26			26		
Gains on derivatives & hedges	165	165			165		
Reclassification adjustment		(15)					
Total comprehensive income		**9,805**					
Note receivable from ESOP	11			11			
Balance, January 1, 2006	**$38,710**		**42,310**	**—**	**(755)**	**3,120**	**(5,965)**
Net earnings	11,053	11,053	11,053				
Cash dividends paid	(4,267)		(4,267)				
Employee compensation and stock option plans	1,858		181				1,677
Conversion of subordinated debentures	26		(10)				36
Repurchase of common stock	(6,722)						(6,722)
Other	23		23				
Other comprehensive income, net of tax:							
Currency translation adjustment	362	362			362		
Unrealized losses on securities	(9)	(9)			(9)		
Employee benefit plans	(1,710)	(34)			(1,710)		
Losses on derivatives & hedges	(6)	(6)			(6)		
Reclassification adjustment		(9)					
Total comprehensive income		**11,357**					
Balance, December 31, 2006	**$39,318**		**49,290**	**—**	**(2,118)**	**3,120**	**(10,974)**
Net earnings	10,576	10,576	10,576				
Cash dividends paid	(4,670)		(4,670)				
Employee compensation and stock option plans	2,311		131				2,180
Conversion of subordinated debentures	9		(4)				13
Repurchase of common stock	(5,607)						(5,607)
Adoption of FIN 48	(19)		(19)				
Other	(24)		(24)				
Other comprehensive income, net of tax:							
Currency translation adjustment	786	786			786		
Unrealized gains on securities	23	23			23		
Employee benefit plans	670	670			670		
Losses on derivatives & hedges	(54)	(54)			(54)		
Reclassification adjustment		(5)					
Total comprehensive income		**11,996**					
Balance, December 30, 2007	**$43,319**		**55,280**	**—**	**(693)**	**3,120**	**(14,388)**

See Notes to Consolidated Financial Statements

Consolidated Statements of Cash Flows

Johnson & Johnson and Subsidiaries

(Dollars in Millions) (Note 1)	2007	2006	2005
Cash flows from operating activities			
Net earnings	$ 10,576	11,053	10,060
Adjustments to reconcile net earnings to cash flows:			
Depreciation and amortization of property and intangibles	2,777	2,177	2,093
Stock based compensation	698	659	540
Purchased in-process research and development	807	559	362
Intangible asset write-down (NATRECOR®)	678	—	—
Deferred tax provision	(1,762)	(1,168)	(235)
Accounts receivable allowances	22	(14)	(31)
Changes in assets and liabilities, net of effects from acquisitions:			
Increase in accounts receivable	(416)	(699)	(568)
Decrease/(increase) in inventories	14	(210)	(396)
Increase/(decrease) in accounts payable and accrued liabilities	2,642	1,750	(911)
(Increase)/decrease in other current and non-current assets	(1,351)	(269)	542
Increase in other current and non-current liabilities	564	410	343
Net cash flows from operating activities	**15,249**	**14,248**	**11,799**
Cash flows from investing activities			
Additions to property, plant and equipment	(2,942)	(2,666)	(2,632)
Proceeds from the disposal of assets	230	511	154
Acquisitions, net of cash acquired (Note 17)	(1,388)	(18,023)	(987)
Purchases of investments	(9,659)	(467)	(5,660)
Sales of investments	7,988	426	9,187
Other (primarily intangibles)	(368)	(72)	(341)
Net cash used by investing activities	**(6,139)**	**(20,291)**	**(279)**
Cash flows from financing activities			
Dividends to shareholders	(4,670)	(4,267)	(3,793)
Repurchase of common stock	(5,607)	(6,722)	(1,717)
Proceeds from short-term debt	19,626	6,385	1,215
Retirement of short-term debt	(21,691)	(2,633)	(732)
Proceeds from long-term debt	5,100	6	6
Retirement of long-term debt	(18)	(13)	(196)
Proceeds from the exercise of stock options/excess tax benefits	1,562	1,135	774
Net cash used by financing activities	**(5,698)**	**(6,109)**	**(4,443)**
Effect of exchange rate changes on cash and cash equivalents	275	180	(225)
(Decrease)/increase in cash and cash equivalents	3,687	(11,972)	6,852
Cash and cash equivalents, beginning of year (Note 1)	4,083	16,055	9,203
Cash and cash equivalents, end of year (Note 1)	**$ 7,770**	**4,083**	**16,055**
Supplemental cash flow data			
Cash paid during the year for:			
Interest	$ 314	143	151
Income taxes	4,099	4,250	3,429
Supplemental schedule of noncash investing and financing activities			
Treasury stock issued for employee compensation and stock option plans, net of cash proceeds	$ 738	622	818
Conversion of debt	9	26	369
Acquisitions			
Fair value of assets acquired	$ 1,620	19,306	1,128
Fair value of liabilities assumed	(232)	(1,283)	(141)
Net cash paid for acquisitions	**$ 1,388**	**18,023**	**987**

See Notes to Consolidated Financial Statements

1. Summary of Significant Accounting Policies

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of Johnson & Johnson and subsidiaries (the "Company"). Intercompany accounts and transactions are eliminated.

DESCRIPTION OF THE COMPANY AND BUSINESS SEGMENTS

The Company has approximately 119,200 employees worldwide engaged in the research and development, manufacture and sale of a broad range of products in the health care field. The Company conducts business in virtually all countries of the world and its primary focus is on products related to human health and well-being.

The Company is organized into three business segments: Consumer, Pharmaceutical and Medical Devices and Diagnostics. The Consumer segment manufactures and markets a broad range of products used in the baby care, skin care, oral care, wound care and women's health care fields, as well as nutritional and over-the-counter pharmaceutical products. These products are marketed principally to the general public and sold both to wholesalers and directly to independent and chain retail outlets throughout the world. The Pharmaceutical segment includes products in the following therapeutic areas: anti-infective, antipsychotic, cardiovascular, contraceptive, dermatology, gastrointestinal, hematology, immunology, neurology, oncology, pain management, urology and virology. These products are distributed directly to retailers, wholesalers and health care professionals for prescription use by the general public. The Medical Devices and Diagnostics segment includes a broad range of products used principally in the professional fields by physicians, nurses, therapists, hospitals, diagnostic laboratories and clinics. These products include Cordis' circulatory disease management products; DePuy's orthopaedic joint reconstruction and spinal care products; Ethicon's wound care and women's health products; Ethicon Endo-Surgery's minimally invasive surgical products; LifeScan's blood glucose monitoring and insulin delivery products; Ortho-Clinical Diagnostics' professional diagnostic products and Vision Care's disposable contact lenses.

NEW ACCOUNTING PRONOUNCEMENTS

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation 48 (FIN 48), *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109*. This interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification and other matters. FIN 48 is effective for the fiscal year 2007 and the Company adopted it in the first quarter of 2007.

In September 2006, the FASB issued Statement of Financial Accounting Standards (SFAS) No. 157, *Fair Value Measurements*. This statement defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The statement is effective in the fiscal first quarter of 2008 except for non-financial assets and liabilities recognized or disclosed at fair value on a recurring basis, for which the effective date is fiscal years beginning after November 15, 2008. The Company believes that the adoption of SFAS No. 157 will not have a material effect on its results of operations, cash flows or financial position.

In February 2007, the FASB issued SFAS No. 159, *Fair Value Option for Financial Assets and Financial Liabilities*, which permits an entity to measure certain financial assets and financial liabilities at fair value. SFAS No. 159 is effective for fiscal year 2008 and the Company will adopt accordingly. The Company is assessing the impact of the adoption of SFAS No.159 and currently does not believe that the adoption will have a material impact on its results of operations, cash flows or financial position.

In December 2007, FASB issued SFAS No. 141(R), *Business Combinations*, and No. 160, *Noncontrolling Interests in Consolidated Financial Statements*. These statements aim to improve, simplify, and converge internationally the accounting for business combinations and the reporting of noncontrolling interests in consolidated financial statements. These statements are effective for fiscal years beginning after December 15, 2008. SFAS No. 141(R) will have a significant impact on the manner in which the Company accounts for future acquisitions beginning in the fiscal year 2009. Significant changes include the capitalization of IPR&D, expensing of acquisition related restructuring actions and transaction related costs and the recognition of contingent purchase price consideration at fair value at the acquisition date. The Company believes that the adoption of SFAS No. 141(R) and SFAS No. 160 will not have a material effect on its results of operations, cash flows or financial position.

EITF Issue 07-1: *Accounting for Collaborative Arrangements Related to the Development and Commercialization of Intellectual Property*. This issue is effective for financial statements issued for fiscal years beginning after December 15, 2008. This issue addresses the income statement classification of payments made between parties in a collaborative arrangement. The adoption of EITF 07-1 is not expected to have a significant impact on the Company's results of operations, cash flows or financial position.

EITF Issue 07-3: *Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities*. This issue is effective for financial statements issued for fiscal years beginning after December 15, 2007. This issue requires nonrefundable advance payments for research and development to be capitalized and recognized as an expense as related goods are delivered or services are performed. The adoption of EITF 07-3 is not expected to have a significant impact on the Company's results of operations, cash flows or financial position.

CASH EQUIVALENTS

The Company considers securities with maturities of three months or less, when purchased, to be cash equivalents.

INVESTMENTS

Short-term marketable securities are carried at cost, which approximates fair value. Investments classified as available-for-sale are carried at estimated fair value with unrealized gains and losses recorded as a component of accumulated other comprehensive income. Long-term debt securities that the Company has the ability and intent to hold until maturity are carried at amortized cost, which also approximates fair value. Management determines the appropriate classification of its investment in debt and equity securities at the time of purchase and re-evaluates such determination at each balance sheet date. The Company periodically reviews its investments in equity securities for impairment and adjusts these investments to their fair value when a decline in market value is deemed to be other than temporary.

PROPERTY, PLANT AND EQUIPMENT AND DEPRECIATION
Property, plant and equipment are stated at cost. The Company utilizes the straight-line method of depreciation over the estimated useful lives of the assets:

Building and building equipment	20–40 years
Land and leasehold improvements	10–20 years
Machinery and equipment	2–13 years

The Company capitalizes certain computer software and development costs, included in machinery and equipment, when incurred in connection with developing or obtaining computer software for internal use. Capitalized software costs are amortized over the estimated useful lives of the software, which generally range from 3 to 5 years.

The Company reviews long-lived assets to assess recoverability using undiscounted cash flows. When necessary, charges for impairments of long-lived assets are recorded for the amount by which the present value of future cash flows is less than the carrying value of these assets.

REVENUE RECOGNITION
The Company recognizes revenue from product sales when the goods are shipped or delivered and title and risk of loss pass to the customer. Provisions for certain rebates, sales incentives, trade promotions, product returns and discounts to customers are accounted for as reductions in sales in the same period the related sales are recorded.

Product discounts granted are based on the terms of arrangements with direct, indirect and other market participants, as well as market conditions, including prices charged by competitors. Rebates, the largest being the Medicaid rebate provision, are estimated based on sales terms, historical experience, trend analysis and projected market conditions in the various markets served. The Company evaluates market conditions for products or groups of products primarily through the analysis of wholesaler and other third party sell-through and market research data, as well as internally generated information.

Sales returns are generally estimated and recorded based on historical sales and returns information. Products that exhibit unusual sales or return patterns due to dating, competition or other marketing matters are specifically investigated and analyzed as part of the accounting for sales return accruals. Sales returns allowances represent a reserve for products that may be returned due to expiration, destruction in the field, or in specific areas, product recall. The returns reserve is based on historical return trends by product and by market as a percent to gross sales.

Promotional programs, such as product listing allowances and cooperative advertising arrangements, are recorded in the year incurred. Continuing promotional programs include coupons and volume-based sales incentive programs. The redemption cost of consumer coupons is based on historical redemption experience by product and value. Volume-based incentive programs are based on the estimated sales volumes for the incentive period and are recorded as products are sold. The Company also earns service revenue for co-promotion of certain products and includes it in sales to customers. Promotional arrangements containing customer acceptance criteria are evaluated to determine the appropriate amounts to be deferred.

In addition, the Company enters into collaboration arrangements, which contain multiple revenue generating activities. The revenue for these arrangements is recognized as each activity is performed or delivered, based on the relative fair value. Upfront fees received as part of these arrangements, for which no further performance obligations exist, are recognized as revenue on the earlier of receipt of payment or collection is assured. If performance obligations exist, the Company will defer the upfront fees and recognize as earned over the obligation period.

SHIPPING AND HANDLING
Shipping and handling costs incurred were $934 million, $693 million and $736 million in 2007, 2006 and 2005, respectively, and are included in selling, marketing and administrative expense. The amount of revenue received for shipping and handling is less than 0.5% of sales to customers for all periods presented.

INVENTORIES
Inventories are stated at the lower of cost or market determined by the first-in, first-out method.

INTANGIBLE ASSETS AND GOODWILL
SFAS No. 142 requires that goodwill and non-amortizable intangible assets be assessed annually for impairment. The Company completed the annual impairment test for 2007 in the fiscal fourth quarter and no impairment was determined. Future impairment tests will be performed annually in the fiscal fourth quarter, or sooner if a triggering event occurs.

Intangible assets that have finite useful lives continue to be amortized over their useful lives, and are reviewed for impairment when warranted by economic conditions. See Note 7 for further details on Intangible Assets.

FINANCIAL INSTRUMENTS
The Company follows the provisions of SFAS No. 133, *Accounting for Derivative Instruments and Hedging Activities*, as amended. SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in the fair value of derivatives are recorded each period in current earnings or other comprehensive income, depending on whether the derivative is designated as part of a hedge transaction, and if so, the type of hedge transaction.

The Company uses forward exchange contracts to manage its exposure to the variability of cash flows, primarily related to the foreign exchange rate changes of future intercompany product and third party purchases of raw materials denominated in foreign currency. The Company also uses currency swaps to manage currency risk primarily related to borrowings. Both of these types of derivatives are designated as cash flow hedges. Additionally, the Company uses forward exchange contracts to offset its exposure to certain foreign currency assets and liabilities. These forward exchange contracts are not designated as hedges and therefore, changes in the fair values of these derivatives are recognized in earnings, thereby offsetting the current earnings effect of the related foreign currency assets and liabilities.

The designation as a cash flow hedge is made at the entrance date into the derivative contract. At inception, all derivatives are expected to be highly effective. Changes in the fair value of a derivative that is designated as a cash flow hedge and is highly effective are recorded in accumulated other comprehensive income until the underlying transaction affects earnings, and are then reclassified to earnings in the same account as the hedged transaction. The fair value of a derivative instrument (i.e., forward foreign exchange contract, currency swap) is the aggregation, by currency, of all future cash flows discounted to its present value at prevailing market interest rates and subsequently converted to the U.S. Dollar at the current spot foreign exchange rate.

On an ongoing basis, the Company assesses whether each derivative continues to be highly effective in offsetting changes in the cash flows of hedged items. If and when a derivative is no longer expected to be highly effective, hedge accounting is discontinued. Hedge ineffectiveness, if any, is included in current period earnings, and was insignificant in 2007, 2006 and 2005.

The Company documents all relationships between hedged items and derivatives. The overall risk management strategy includes reasons for undertaking hedge transactions and entering into derivatives. The objectives of this strategy are: (1) minimize foreign currency exposure's impact on the Company's financial performance; (2) protect the Company's cash flow from adverse movements in foreign exchange rates; (3) ensure the appropriateness of financial instruments; and (4) manage the enterprise risk associated with financial institutions.

PRODUCT LIABILITY

Accruals for product liability claims are recorded, on an undiscounted basis, when it is probable that a liability has been incurred and the amount of the liability can be reasonably estimated based on existing information. The accruals are adjusted periodically as additional information becomes available. As a result of cost and availability factors, effective November 1, 2005, the Company ceased purchasing third-party product liability insurance. Based on the availability of prior coverage, receivables for insurance recoveries related to product liability claims are recorded on an undiscounted basis, when it is probable that a recovery will be realized.

RESEARCH AND DEVELOPMENT

Research and development expenses are expensed as incurred. Upfront and milestone payments made to third parties in connection with research and development collaborations are expensed as incurred up to the point of regulatory approval. Payments made to third parties subsequent to regulatory approval are capitalized and amortized over the remaining useful life of the related product. Amounts capitalized for such payments are included in other intangibles, net of accumulated amortization.

ADVERTISING

Costs associated with advertising are expensed in the year incurred and are included in the selling, marketing and administrative expenses. Advertising expenses worldwide, which are comprised of television, radio, print media and Internet advertising, were $2.7 billion in 2007, $1.9 billion in 2006 and $2.1 billion in 2005.

INCOME TAXES

The Company intends to continue to reinvest its undistributed international earnings to expand its international operations; therefore, no U.S. tax expense has been recorded to cover the undistributed portion not intended for repatriation. At December 30, 2007 and December 31, 2006, the cumulative amount of undistributed international earnings were approximately $24.2 billion and $17.9 billion, respectively.

Deferred income taxes are recognized for tax consequences of temporary differences by applying enacted statutory tax rates, applicable to future years, to differences between the financial reporting and the tax basis of existing assets and liabilities.

NET EARNINGS PER SHARE

Basic earnings per share is computed by dividing net earnings available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities were exercised or converted into common stock using the treasury stock method.

USE OF ESTIMATES

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the U.S. requires management to make estimates and assumptions that affect the amounts reported. Estimates are used when accounting for sales discounts, rebates, allowances and incentives, product liabilities, income taxes, depreciation, amortization, employee benefits, contingencies and intangible asset and liability valuations. For instance, in determining annual pension and post-employment benefit costs, the Company estimates the rate of return on plan assets, and the cost of future health care benefits. Actual results may or may not differ from those estimates.

ANNUAL CLOSING DATE

The Company follows the concept of a fiscal year which ends on the Sunday nearest to the end of the month of December. Normally each fiscal year consists of 52 weeks, but every five or six years, the fiscal year consists of 53 weeks.

2. Inventories

At the end of 2007 and 2006, inventories were comprised of:

(Dollars in Millions)	2007	2006
Raw materials and supplies	$ 905	980
Goods in process	1,384	1,253
Finished goods	2,821	2,656
	$5,110	**4,889**

3. Property, Plant and Equipment

At the end of 2007 and 2006, property, plant and equipment at cost and accumulated depreciation were:

(Dollars in Millions)	2007	2006
Land and land improvements	$ 756	611
Buildings and building equipment	7,913	7,347
Machinery and equipment	14,554	13,108
Construction in progress	3,243	2,962
	26,466	24,028
Less accumulated depreciation	12,281	10,984
	$14,185	**13,044**

The Company capitalizes interest expense as part of the cost of construction of facilities and equipment. Interest expense capitalized in 2007, 2006 and 2005 was $130 million, $118 million and $111 million, respectively.

Depreciation expense, including the amortization of capitalized interest in 2007, 2006 and 2005 was $1.9 billion, $1.6 billion and $1.5 billion, respectively.

Upon retirement or other disposal of property, plant and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts, respectively. The difference, if any, between the net asset value and the proceeds is recorded in earnings.

4. Rental Expense and Lease Commitments

Rentals of space, vehicles, manufacturing equipment and office and data processing equipment under operating leases were approximately $302 million in 2007, $285 million in 2006 and $248 million in 2005.

The approximate minimum rental payments required under operating leases that have initial or remaining noncancelable lease terms in excess of one year at December 30, 2007 are:

(Dollars in Millions) 2008	2009	2010	2011	2012	After 2012	Total
$183	151	119	94	77	113	737

Commitments under capital leases are not significant.

5. Employee Related Obligations

At the end of 2007 and 2006, employee related obligations were:

(Dollars in Millions)	2007	2006
Pension benefits	$2,014	2,380
Postretirement benefits	2,134	2,009
Postemployment benefits	1,119	781
Deferred compensation	740	631
	6,007	5,801
Less current benefits payable	605	217
Employee related obligations	**$5,402**	**5,584**

Prepaid employee related obligations of $481 million and $259 million for 2007 and 2006, respectively, are included in other assets on the consolidated balance sheet.

6. Borrowings

The components of long-term debt are as follows:

(Dollars in Millions)	2007	Effective Rate%	2006	Effective Rate%
3% Zero Coupon Convertible Subordinated Debentures due 2020	$ 178	3.00	182	3.00
4.95% Debentures due 2033	500	4.95	500	4.95
3.80% Debentures due 2013	500	3.82	500	3.82
6.95% Notes due 2029	294	7.14	293	7.14
6.73% Debentures due 2023	250	6.73	250	6.73
6.625% Notes due 2009	199	6.80	199	6.80
5.55% Debentures due 2017	1,000	5.55	—	—
5.95% Notes due 2037	995	5.99	—	—
5.50% Notes due 2024 (500 GBP 1.9944)[2]	989	5.71	—	—
4.75% Notes due 2019 (1B Euro 1.4573)[2]	1,447	5.35	—	—
5.15% Debentures due 2012	599	5.18	—	—
Other (Includes Industrial Revenue Bonds)	132	—	99	—
	7,083	**5.47**[1]	**2,023**	**5.23**[1]
Less current portion	9	—	9	—
	$7,074		**2,014**	

[1] *Weighted average effective rate.*
[2] *Translation rate at December 30, 2007.*

The Company has access to substantial sources of funds at numerous banks worldwide. Total credit available to the Company approximates $8.0 billion of which $6.4 billion expire September 25, 2008, and $1.6 billion expire September 27, 2012. Interest charged on borrowings under the credit line agreements is based on either bids provided by banks, the prime rate or London Interbank Offered Rates (LIBOR), plus applicable margins. Commitment fees under the agreements are not material.

The Company filed a shelf registration with the Securities and Exchange Commission that became effective November 13, 2006 and which enables the Company to issue up to $10 billion in debt securities and warrants to purchase debt securities. The Company issued bonds in August 2007 for a total of $2.6 billion and in November 2007 for a total of $2.4 billion for general corporate purposes and the Common Stock repurchase program in 2007. At December 30, 2007 the Company had $5.0 billion remaining on the shelf registration.

On July 28, 2000, ALZA Corporation, a subsidiary of the Company completed a private offering of the 3% Zero Coupon Convertible Subordinated Debentures, which were issued at a price of $551.26 per $1,000 principal amount at maturity. At December 30, 2007 the outstanding 3% Debentures had a total principal amount at maturity of $ 258.8 million with a yield to maturity of 3% per annum, computed on a semiannual bond equivalent basis. There are no periodic interest payments. Under the terms of the 3% debentures, holders are entitled to convert their debentures into approximately 15.0 million shares of Johnson & Johnson common stock at a price of $40.102 per share. Approximately 11.4 million shares have been issued as of December 30, 2007, due to voluntary conversions by note holders. At the option of the holder, the 3% Debentures may be repurchased by the Company on July 28, 2008 or 2013, at a purchase price equal to the issue price plus accreted original issue discount to such purchase date. The Company, at its option, may elect to deliver either Johnson & Johnson common stock or cash, or a combination of stock and cash, in the event of repurchase of the 3% Debentures. The Company, at its option, may also redeem any or all of the 3% Debentures after July 28, 2003 at the issue price plus accreted original issue discount. At December 30, 2007 and December 31, 2006, the fair value based on quoted market value of the 3% Debentures was $240.0 million and $250.7 million, respectively.

Short-term borrowings and the current portion of long-term debt amounted to approximately $2.5 billion at the end of 2007, of which $2.0 billion was raised under the Commercial Paper Program. The remainder represents principally local borrowing by international subsidiaries.

Aggregate maturities of long-term obligations commencing in 2007 are:

(Dollars in Millions) 2008	2009	2010	2011	2012	After 2012
$9	247	5	23	628	6,171

CERTAIN BUSINESS RELATIONSHIPS

A member of the Company's Board of Directors is the former Chief Executive Officer of a major bank. This bank has provided services to the Company, for which the payments made were not significant for either the Company or the bank in 2007, 2006 or 2005. The Company plans to engage the bank to provide services, including investment banking services, to the Company in 2008. The Company does not anticipate payments for these services to be significant to either the bank or the Company in 2008.

7. Intangible Assets and Goodwill

At the end of 2007 and 2006, the gross and net amounts of intangible assets and goodwill were:

(Dollars in Millions)	2007	2006
Trademarks (non-amortizable) — gross	$ 6,457	6,609
Less accumulated amortization	144	134
Trademarks (non-amortizable) — net	**$ 6,313**	**6,475**
Patents and trademarks — gross	$ 4,597	5,282
Less accumulated amortization	1,615	1,695
Patents and trademarks — net	**$ 2,982**	**3,587**
Other intangibles — gross	$ 7,399	6,923
Less accumulated amortization	2,054	1,637
Other intangibles — net	**$ 5,345**	**5,286**
Subtotal intangible assets — gross	$18,453	18,814
Less accumulated amortization	3,813	3,466
Subtotal intangible assets — net	**$14,640**	**15,348**
Goodwill — gross	$14,866	14,075
Less accumulated amortization	743	735
Goodwill — net	**$14,123**	**13,340**
Total intangible assets and goodwill — gross	$33,319	32,889
Less accumulated amortization	4,556	4,201
Total intangible assets and goodwill — net	**$28,763**	**28,688**

Goodwill as of December 30, 2007 and December 31, 2006, as allocated by segment of business is as follows:

(Dollars in Millions)	Consumer	Pharm	Med Dev and Diag	Total
Goodwill at January 1, 2006	$1,090	874	4,026	5,990
Acquisitions	6,720	—	533	7,253
Translation/other	56	28	13	97
Goodwill at December 31, 2006	$7,866	902	4,572	13,340
Acquisitions	3	—	449	452
Translation/other	256	62	13	331
Goodwill at December 30, 2007	$8,125	964	5,034	14,123

The weighted average amortization periods for patents and trademarks and other intangible assets are 16 years and 28 years, respectively. The amortization expense of amortizable intangible assets for the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006 was $844 million, $594 million and $521 million before tax, respectively. Certain patents and intangible assets were written down to fair value during fiscal years 2007, 2006 and 2005, with the resulting charge included in amortization expense. The reduction in total patent and trademarks compared to 2006 is primarily due to a write-down of $678 million before tax, related to the NATRECOR® intangible asset. The remaining unamortized intangible value associated with NATRECOR® was $200 million at the end of 2007. This charge results from revised estimates of future cash flows from this product due primarily to a recent decline in NATRECOR® sales trends. NATRECOR® will continue to be marketed by Scios Inc., a subsidiary of the Company.

The estimated amortization expense for the five succeeding years approximates $753 million before tax, per year. Substantially all of the amortization expense is included in cost of products sold.

8. Income Taxes

The provision for taxes on income consists of:

(Dollars in Millions)	2007	2006	2005
Currently payable:			
U.S. taxes	$2,990	3,625	2,181
International taxes	1,479	1,077	1,110
	4,469	4,702	3,291
Deferred:			
U.S. taxes	(722)	(726)	77
International taxes	(1,040)	(442)	(312)
	(1,762)	(1,168)	(235)
	$2,707	**3,534**	**3,056**

A comparison of income tax expense at the U.S. statutory rate of 35% in 2007, 2006 and 2005, to the Company's effective tax rate is as follows:

(Dollars in Millions)	2007	2006	2005
U.S.	$ 5,237	8,110	6,949
International	8,046	6,477	6,167
Earnings before taxes on income:	$13,283	14,587	13,116
Tax rates:			
U.S. statutory rate	35.0%	35.0	35.0
Puerto Rico and Ireland operations	(8.8)	(7.5)	(7.3)
Research and orphan drug tax credits	(0.8)	(0.7)	(0.7)
U.S. state and local	2.1	1.6	1.1
International subsidiaries excluding Ireland	(7.3)	(3.5)	(2.7)
Technical Corrections Act impact on 2004 tax liability	—	—	(1.7)
U.S. manufacturing deduction	(0.3)	(0.2)	(0.2)
In process research and development (IPR&D)	2.1	0.6	0.9
U.S. Tax international income	(1.9)	(0.7)	(0.7)
All other	0.3	(0.4)	(0.4)
Effective tax rate	20.4%	24.2	23.3

The Company has subsidiaries manufacturing in Ireland under an incentive tax rate. In addition, the Company has subsidiaries operating in Puerto Rico under various tax incentive grants. Also, the U.S. possessions tax credit, which expired in 2006, applies to certain operations in Puerto Rico. The decrease in the 2007 tax rate was mainly attributed to increases in taxable income in lower tax jurisdictions relative to taxable income in higher jurisdictions and lower international tax rates in certain countries. The international tax rate also benefited from a business restructuring of certain international subsidiaries, resulting in a one-time benefit of $267 million, which reduced the effective tax rate by 2%.

The increase in the 2006 tax rate was mainly due to the reversal of a tax liability of $225 million reported in the 2005 tax provision which resulted from a technical correction to the American Jobs Creation Act of 2004. This was partially offset by a benefit reported in 2006 for the reversal of tax allowances of $134 million associated with the international business.

Temporary differences and carry forwards for 2007 and 2006 are as follows:

	2007 Deferred Tax		2006 Deferred Tax	
(Dollars in Millions)	Asset	Liability	Asset	Liability
Employee related obligations	$1,727		1,691	
Stock based compensation	1,173		1,006	
Depreciation		(463)		(450)
Non-deductible intangibles		(1,554)		(2,263)
International R&D capitalized for tax	1,773		1,483	
Reserves & liabilities	1,155		845	
Income reported for tax purposes	487		373	
Miscellaneous international	1,011	(127)	663	(298)
Capitalized intangibles	89		126	
Miscellaneous U.S.	708		747	
Total deferred income taxes	**$8,123**	**(2,144)**	**6,934**	**(3,011)**

The difference between the net deferred tax on income per the balance sheet and the net deferred tax above is included in taxes on income on the balance sheet.

The Company adopted FIN No. 48, *Accounting for Uncertainty in Income Taxes* effective January 1, 2007 which resulted in the recognition of an additional $19 million of previously unrecognized tax benefits, with the corresponding adjustment to retained earnings. The Company had $1.3 billion of gross unrecognized tax benefits, $1.1 billion net unrecognized tax benefits, as of January 1, 2007 including the previous adjustment mentioned above. The Company classifies liabilities for unrecognized tax benefits and related interest and penalties as long-term liabilities. Interest expense and penalties related to unrecognized tax benefits are classified as income tax expense. During the year ended December 30, 2007 the Company recognized $42 million of interest income and $58 million of interest expense, with an after-tax impact net impact of $10 million. The total amount of accrued interest was $187 million and $171 million in 2007 and 2006, respectively.

The following table summarizes the activity related to unrecognized tax benefits:

(Dollars in Millions)	Total
Balance as of January 1, 2007	$1,262
Increases related to current year tax positions	487
Increases related to prior period tax positions	77
Decreases related to prior period tax positions	(117)
Settlements	(14)
Lapse of statute of limitations	(42)
Balance as of December 30, 2007	$1,653

Included in the unrecognized tax benefits of approximately $1.7 billion at December 30, 2007, are $1.4 billion of potential tax benefits that, if recognized, would affect the Company's annual effective tax rate. The Company conducts business and files tax returns in numerous countries and currently has tax audits in progress with a number of tax authorities. The U.S. Internal Revenue Service (IRS) has completed the audit for tax years through 1999; however, the years 1996 though 1999 remain open while a limited number of issues are being considered at the IRS appeals level, which the Company expects to be resolved within the next twelve months. In other major jurisdictions where the Company conducts business, the years remain open generally back to the year 2001 with some jurisdictions remaining open as far back as 1995. The Company does not expect that the total amount of unrecognized tax benefits will significantly change over the next twelve months. The Company does not expect a significant payment within the next twelve months, and is not able to provide a reasonably reliable estimate of the timing of any future tax payments, relating to uncertain tax positions.

9. International Currency Translation

For translation of its subsidiaries operating in non-U.S. Dollar currencies, the Company has determined that the local currencies of its international subsidiaries are the functional currencies except those in highly inflationary economies, which are defined as those which have had compound cumulative rates of inflation of 100% or more during the past three years, or where a substantial portion of its cash flows are not in the local currency.

In consolidating international subsidiaries, balance sheet currency effects are recorded as a component of accumulated other comprehensive income. This equity account includes the results of translating all balance sheet assets and liabilities at current exchange rates, except for those located in highly inflationary economies. The translation of balance sheet accounts for highly inflationary economies are reflected in the operating results.

An analysis of the changes during 2007, 2006 and 2005 for foreign currency translation adjustments is included in Note 12.

Net currency transaction and translation gains and losses included in other (income) expense were losses of $23 million, $18 million and $32 million in 2007, 2006 and 2005, respectively.

10. Common Stock, Stock Option Plans and Stock Compensation Agreements

STOCK OPTIONS

At December 30, 2007, the Company had 15 stock-based compensation plans. The shares outstanding are for contracts under the Company's 1995 and 2000 Stock Option Plans, the 2005 Long-Term Incentive Plan, the 2000 Stock Compensation Plan, the 1997 Non-Employee Director's Plan and the Centocor, Innovasive Devices, ALZA, Inverness, and Scios Stock Option Plans. During 2007, no options or restricted shares were granted under any of these plans except under the 2005 Long-Term Incentive Plan.

The compensation cost recorded under SFAS No. 123(R) that has been charged against income for these plans was $698 million for 2007, $659 million for 2006 and $540 million for 2005. The total income tax benefit recognized in the income statement for share-based compensation costs was $238 million for 2007, $228 million for 2006 and $189 million for 2005. Share-based compensation costs capitalized as part of inventory were insignificant in all periods.

Stock options expire 10 years from the date of grant and vest over service periods that range from six months to five years. All options are granted at the average of the high and low prices of the Company's common stock on the New York Stock Exchange on the date of grant. Under the 2005 Long-Term Incentive Plan, the Company may issue up to 260 million shares of Common Stock. Shares available for future grants under the 2005 Long-Term Incentive Plan were 194.5 million at the end of 2007.

The Company settles employee stock option exercises with treasury shares. Treasury shares are replenished throughout the year for the number of shares used to settle employee stock option exercises.

The fair value of each option award was estimated on the date of grant using the Black-Scholes option valuation model that uses the assumptions noted in the following table. Starting in 2006, expected volatility represents a blended rate of 4-year daily historical average volatility rate, and a 5-week average implied volatility rate based on at-the-money traded Johnson & Johnson options with a life of 2 years. Prior to 2006, expected volatility was based on 5-year weekly historical volatility rate. Historical data is used to determine the expected life of the option. The risk-free rate was based on the U.S. Treasury yield curve in effect at the time of grant.

The average fair value of options granted was $11.67, $12.22 and $15.48 in 2007, 2006 and 2005, respectively. The fair value was estimated based on the weighted average assumptions of:

	2007	2006	2005
Risk-free rate	4.78%	4.60%	3.72%
Expected volatility	14.7%	19.6%	25.0%
Expected life	6.0 yrs	6.0 yrs	5.0 yrs
Dividend yield	2.50%	2.50%	1.93%

A summary of option activity under the Plan as of December 30, 2007, December 31, 2006 and January 1, 2006 and changes during the years ending on those dates is presented below:

(Shares in Thousands)	Outstanding Shares	Weighted Average Exercise Price	Aggregate Intrinsic Value (Dollars in Millions)
Shares at January 2, 2005	229,004	$48.62	$3,390
Options granted	47,556	66.16	
Options exercised	(21,733)	34.19	
Options canceled/forfeited	(6,285)	55.84	
Shares at January 1, 2006	248,542	53.05	$2,031
Options granted	28,962	58.38	
Options exercised	(26,152)	42.80	
Options canceled/forfeited	(8,425)	59.33	
Shares at December 31, 2006	242,927	54.57	$2,788
Options granted	26,789	65.61	
Options exercised	(33,224)	45.92	
Options canceled/forfeited	(7,863)	63.00	
Shares at December 30, 2007	228,629	$56.83	$2,411

The total intrinsic value of options exercised was $625.4 million, $541.5 million and $664.0 million in 2007, 2006 and 2005, respectively. The total unrecognized compensation cost was $651.9 million as of December 30, 2007, $648.8 million as of December 31, 2006 and $659.6 million as of January 1, 2006. The weighted average period for this cost to be recognized was 1.01 years for 2007, 0.99 years for 2006 and 1.15 years for 2005.

The following table summarizes stock options outstanding and exercisable at December 30, 2007:

(Shares in Thousands)	Outstanding			Exercisable	
Exercise Price Range	Options	Average Life[1]	Average Exercise Price	Options	Average Exercise Price
$ 3.62–$29.44	744	2.2	$20.57	744	$20.57
$30.55–$40.16	8,304	1.0	39.67	8,304	39.67
$40.98–$50.08	14,491	2.0	49.48	14,491	49.48
$50.39–$52.11	22,892	2.8	50.70	22,892	50.70
$52.20–$53.77	27,615	5.0	52.22	27,615	52.22
$53.93–$54.89	33,094	6.0	53.93	31,434	53.93
$55.01–$58.25	31,447	4.1	57.30	31,414	57.30
$58.34–$66.08	51,273	8.5	61.96	416	61.18
$66.18–$68.26	38,769	7.1	66.19	—	—
	228,629	**5.6**	**$56.83**	**137,310**	**$52.33**

[1] *Average contractual life remaining in years.*

Stock options exercisable at December 31, 2006 and January 1, 2006 were 131,077 at an average price of $50.23 and an average life of 5.9 years, and 119,390 options at an average price of $47.90 and an average life of 6.4 years, respectively.

RESTRICTED SHARE UNITS

The Company grants restricted share units with a vesting period of three years. The Company settles employee stock issuance with treasury shares. Treasury shares are replenished throughout the year for the number of shares used for employee stock issuances.

A summary of share activity under the Plan as of December 30, 2007:

(Shares in Thousands)	Outstanding Shares
Shares at January 1, 2006	111
Shares granted	7,320
Shares issued	(33)
Shares canceled/forfeited	(513)
Shares at December 31, 2006	6,885
Shares granted	8,029
Shares issued	(33)
Shares canceled/forfeited	(1,220)
Shares at December 30, 2007	13,661

The average fair value of the restricted share units granted was $60.86 and $54.17 in 2007 and 2006, respectively using the fair market value at the date of grant. The fair value of restricted share units was discounted for dividends, which are not paid on the restricted share units during the vesting period. The fair value of restricted share units settled was $1.8 million and $1.7 million in 2007 and 2006, respectively.

11. Segments of Business[1] and Geographic Areas

(Dollars in Millions)	Sales to Customers[2] 2007	2006	2005
Consumer — United States	$ 6,408	4,573	4,405
International	8,085	5,201	4,691
Total	**14,493**	**9,774**	**9,096**
Pharmaceutical — United States	15,603	15,092	14,478
International	9,263	8,175	7,844
Total	**24,866**	**23,267**	**22,322**
Medical Devices and Diagnostics — United States	10,433	10,110	9,494
International	11,303	10,173	9,602
Total	**21,736**	**20,283**	**19,096**
Worldwide total	**$61,095**	**53,324**	**50,514**

	Operating Profit			Identifiable Assets		
(Dollars in Millions)	2007[5]	2006[6]	2005[7]	2007	2006	2005
Consumer	$ 2,277	1,374	1,592	$26,550	25,380	6,275
Pharmaceutical	6,540	6,894	6,365	19,780	18,799	16,091
Medical Devices and Diagnostics	4,846	6,126	5,240	19,978	18,601	16,540
Total	13,663	14,394	13,197	66,308	62,780	38,906
Less: (Income)/Expenses not allocated to segments[3]	380	(193)	81			
General corporate[4]				14,646	7,776	19,958
Worldwide total	**$13,283**	**14,587**	**13,116**	**$80,954**	**70,556**	**58,864**

	Additions to Property, Plant & Equipment			Depreciation and Amortization		
(Dollars in Millions)	2007	2006	2005	2007	2006	2005
Consumer	$ 504	344	321	$ 472	255	232
Pharmaceutical	1,137	1,246	1,388	1,033	929	918
Medical Devices and Diagnostics	919	823	785	1,080	861	821
Segments total	2,560	2,413	2,494	2,585	2,045	1,971
General corporate	382	253	138	192	132	122
Worldwide total	**$2,942**	**2,666**	**2,632**	**$2,777**	**2,177**	**2,093**

	Sales to Customers[2]			Long-Lived Assets[8]		
(Dollars in Millions)	2007	2006	2005	2007	2006	2005
United States	$32,444	29,775	28,377	$21,685	22,432	15,355
Europe	15,644	12,786	12,187	15,578	14,443	5,646
Western Hemisphere excluding U.S.	4,681	3,542	3,087	3,722	3,108	957
Asia-Pacific, Africa	8,326	7,221	6,863	1,261	1,206	596
Segments total	61,095	53,324	50,514	42,246	41,189	22,554
General corporate				702	543	451
Other non long-lived assets				38,006	28,824	35,859
Worldwide total	**$61,095**	**53,324**	**50,514**	**$80,954**	**70,556**	**58,864**

[1] *See Note 1 for a description of the segments in which the Company operates.*

[2] *Export sales and intersegment sales are not significant. In 2007, 2006 and 2005, the Company did not have a customer that represented 10% of total revenues.*

[3] *Amounts not allocated to segments include interest (income)/expense, minority interest and general corporate (income)/expense.*

[4] *General corporate includes cash and marketable securities.*

[5] *Includes $745 million of restructuring expense, comprised of $15 million, $429 million, and $301 million for the Consumer, Pharmaceutical, and Medical Devices and Diagnostics segments, respectively. The Medical Devices and Diagnostics segment includes $807 million of In-Process Research and Development (IPR&D). The Pharmaceutical segment also includes $678 million for the write-down of the NATRECOR® intangible asset.*

[6] *Includes $320 million and $239 million of IPR&D for the Consumer and Medical Devices and Diagnostics segments, respectively. The Medical Devices and Diagnostics segment also includes the Guidant acquisition agreement termination fee, less associated expenses, of $622 million.*

[7] *Includes $302 million and $60 million of IPR&D for the Pharmaceutical and Medical Devices and Diagnostics segments, respectively.*

[8] *Long-lived assets include property, plant and equipment, net for 2007, 2006 and 2005 of $14,185, $13,044 and $10,830, respectively, and intangible assets, net for 2007, 2006 and 2005 of $28,763, $28,688 and $12,175, respectively.*

12. Accumulated Other Comprehensive Income

Components of other comprehensive income/(loss) consist of the following:

(Dollars in Millions)	Foreign Currency Translation	Unrealized Gains/ (Losses) on Securities	Employee Benefit Plans	Gains/ (Losses) on Derivatives & Hedges	Total Accumulated Other Comprehensive Income/(Loss)
Jan. 2, 2005	$(105)	86	(346)	(150)	(515)
2005 changes					
Net change due to hedging transactions	—	—	—	112	
Net amount reclassed to net earnings	—	—	—	53	
Net 2005 changes	(415)	(16)	26	165	(240)
Jan. 1, 2006	$(520)	70	(320)	15	(755)
2006 changes					
Net change due to hedging transactions	—	—	—	17	
Net amount reclassed to net earnings	—	—	—	(23)	
Net 2006 changes	362	(9)	(1,710)	(6)	(1,363)
Dec. 31, 2006	$(158)	61	(2,030)	9	(2,118)
2007 changes					
Net change due to hedging transactions	—	—	—	(78)	
Net amount reclassed to net earnings	—	—	—	24	
Net 2007 changes	786	23	670	(54)	1,425
Dec. 30, 2007	$ 628	84	(1,360)	(45)	(693)

Total comprehensive income for 2007 includes reclassification adjustment gains of $7 million realized from the sale of equity securities and the associated tax expense of $2 million.

Total other comprehensive income for 2006 includes reclassification adjustment gains of $13 million realized from the sale of equity securities and the associated tax expense of $4 million.

Total other comprehensive income for 2005 includes reclassification adjustment gains of $23 million realized from the sale of equity securities and the associated tax expense of $8 million.

The tax effect on the unrealized gains/(losses) on the equity securities balance is an expense of $46 million, $33 million and $38 million in 2007, 2006 and 2005, respectively. The tax effect related to employee benefit plans was $349 million, $891 million and $160 million in 2007, 2006 and 2005, respectively. The tax effect on the gains/(losses) on derivatives and hedges are gains of $24 million in 2007, and losses of $4 million and $11 million in 2006 and 2005, respectively. See Note 15 for additional information relating to derivatives and hedging.

The currency translation adjustments are not currently adjusted for income taxes as they relate to permanent investments in international subsidiaries.

13. Pensions and Other Benefit Plans

The Company sponsors various retirement and pension plans, including defined benefit, defined contribution and termination indemnity plans, which cover most employees worldwide. The Company also provides postretirement benefits, primarily health care, to all U.S. retired employees and their dependents.

Many international employees are covered by government-sponsored programs and the cost to the Company is not significant.

Retirement plan benefits are primarily based on the employee's compensation during the last three to five years before retirement and the number of years of service. International subsidiaries have plans under which funds are deposited with trustees, annuities are purchased under group contracts, or reserves are provided.

The Company does not fund retiree health care benefits in advance and has the right to modify these plans in the future.

The Company uses the date of its consolidated financial statements (December 30, 2007 and December 31, 2006, respectively) as the measurement date for all U.S. and international retirement and other benefit plans.

In September 2006, Statement of Financial Accounting Standards (SFAS) No. 158, *Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans* was issued and amends further the disclosure requirements for pensions and other postretirement benefits. This Statement was an amendment of FASB Statements No. 87, 88, 106 and 132(R). The incremental effect of applying FASB No. 158 was a $1.7 billion reduction in Shareholder's Equity, net of deferred taxes.

Net periodic benefit costs for the Company's defined benefit retirement plans and other benefit plans for 2007, 2006 and 2005 include the following components:

(Dollars in Millions)	Retirement Plans 2007	Retirement Plans 2006	Retirement Plans 2005	Other Benefit Plans 2007	Other Benefit Plans 2006	Other Benefit Plans 2005
Service cost	$ 597	552	462	$140	122	56
Interest cost	656	570	488	149	136	87
Expected return on plan assets	(809)	(701)	(579)	(2)	(3)	(3)
Amortization of prior service cost	10	10	12	(7)	(7)	(7)
Amortization of net transition asset	1	(1)	(2)	—	—	—
Recognized actuarial losses	186	251	219	66	74	25
Curtailments and settlements	5	4	2	—	—	—
Net periodic benefit cost	**$ 646**	**685**	**602**	**$346**	**322**	**158**

The net periodic benefit cost attributable to U.S. retirement plans was $379 million in 2007, $423 million in 2006 and $370 million in 2005.

Amounts expected to be recognized in net periodic benefit cost in the coming year for the Company's defined benefit retirement plans and other postretirement plans:

(Dollars in Millions)	
Amortization of net transition obligation	$ 2
Amortization of net actuarial losses	132
Amortization of prior service cost	5

The weighted-average assumptions in the following table represent the rates used to develop the actuarial present value of projected benefit obligation for the year listed and also the net periodic benefit cost for the following year.

(Dollars in Millions)	Retirement Plans 2007	Retirement Plans 2006	Retirement Plans 2005	Other Benefit Plans 2007	Other Benefit Plans 2006	Other Benefit Plans 2005
U.S. Benefit Plans						
Discount rate	6.50%	6.00	5.75	6.50%	6.00	5.75
Expected long-term rate of return on plan assets	9.00	9.00	9.00	9.00	9.00	9.00
Rate of increase in compensation levels	4.50	4.50	4.50	4.50	4.50	4.50
International Benefit Plans						
Discount rate	5.50%	5.00	4.75	6.50%	6.00	5.00
Expected long-term rate of return on plan assets	8.25	8.00	8.25	—	—	—
Rate of increase in compensation levels	4.00	3.75	3.75	4.50	4.50	4.25

The Company's discount rates are determined by considering current yield curves representing high quality, long-term fixed income instruments. The resulting discount rates are consistent with the duration of plan liabilities.

The expected long-term rate of return on plan assets assumption is determined using a building block approach, considering historical averages and real returns of each asset class. In certain countries, where historical returns are not meaningful, consideration is given to local market expectations of long-term returns.

The following table displays the assumed health care cost trend rates, for all individuals:

Health Care Plans	2007	2006
Health care cost trend rate assumed for next year	9.00%	9.00
Rate to which the cost trend rate is assumed to decline (ultimate trend)	5.00%	4.50
Year the rate reaches the ultimate trend rate	2014	2012

A one-percentage-point change in assumed health care cost trend rates would have the following effect:

(Dollars in Millions)	One-Percentage-Point Increase	One-Percentage-Point Decrease
Health Care Plans		
Total interest and service cost	$ 35	$ (27)
Postretirement benefit obligation	320	(259)

The following table sets forth information related to the benefit obligation and the fair value of plan assets at year-end 2007 and 2006 for the Company's defined benefit retirement plans and other postretirement plans:

(Dollars in Millions)	Retirement Plans		Other Benefit Plans	
	2007	2006	2007	2006
Change in Benefit Obligation				
Projected benefit obligation — beginning of year	$11,660	10,171	$ 2,668	2,325
Service cost	597	552	140	122
Interest cost	656	570	149	136
Plan participant contributions	62	47	—	—
Amendments	14	7	—	—
Actuarial (gains) losses	(876)	(99)	(1)	130
Divestitures & acquisitions	79	443	8	101
Curtailments & settlements	(46)	(7)	—	—
Benefits paid from plan	(481)	(402)	(255)	(147)
Effect of exchange rates	337	378	12	1
Projected benefit obligation — end of year	**$12,002**	**11,660**	**$ 2,721**	**2,668**
Change in Plan Assets				
Plan assets at fair value — beginning of year	$9,538	8,108	30	34
Actual return on plan assets	743	966	4	2
Company contributions	317	259	250	141
Plan participant contributions	62	47	—	—
Settlements	(38)	(7)	—	—
Divestitures & acquisitions	55	300	—	—
Benefits paid from plan assets	(481)	(402)	(255)	(147)
Effect of exchange rates	273	267	—	—
Plan assets at fair value — end of year	**$10,469**	**9,538**	**$ 29**	**30**
Funded status at — end of year	**$ (1,533)**	**(2,122)**	**$(2,692)**	**(2,638)**
Amounts Recognized in the Company's Balance Sheet consist of the following:				
Non-current assets	$ 481	259	—	—
Current liabilities	(43)	(26)	(262)	(81)
Non-current liabilities	(1,971)	(2,355)	(2,430)	(2,557)
Total recognized in the consolidated balance sheet — end of year	**$ (1,533)**	**(2,122)**	**$(2,692)**	**(2,638)**
Amounts Recognized in Accumulated Other Comprehensive Income consist of the following:				
Net actuarial loss (gain)	$ 1,027	1,996	$ 1,013	1,046
Prior service cost (credit)	51	44	(36)	(42)
Unrecognized net transition asset	7	7	—	—
Total before tax effects	**$ 1,085**	**2,047**	**$ 977**	**1,004**
Accumulated Benefit Obligations — end of year	**$10,282**	**9,804**		
Changes in Plan Assets and Benefit Obligations Recognized in Other Comprehensive Income				
Net periodic benefit cost	**$ 646**		**$ 346**	
Net actuarial loss (gain)	(555)		11	
Amortization of net actuarial loss	(435)		(13)	
Prior service cost	(9)		(34)	
Amortization of prior service cost	14		6	
Effect of exchange rates	23		3	
Total recognized in other comprehensive income, before tax	**$ (962)**		**$ (27)**	
Total recognized in net periodic benefit cost and other comprehensive income	**$ (316)**		**$ 319**	

Plans with accumulated benefit obligations in excess of plan assets consist of the following:

(Dollars in Millions)	Retirement Plans	
	2007	2006
Accumulated benefit obligation	$(4,914)	(3,085)
Projected benefit obligation	(5,233)	(3,561)
Plan assets at fair value	3,735	1,650

Strategic asset allocations are determined by country, based on the nature of the liabilities and considering the demographic composition of the plan participants (average age, years of service and active versus retiree status). The Company's plans are considered non-mature plans and the long-term strategic asset allocations are consistent with these types of plans. Emphasis is placed on diversifying equities on a broad basis combined with currency matching of the fixed income assets.

The following table displays the projected future benefit payments from the Company's retirement and other benefit plans:

(Dollars in Millions)	2008	2009	2010	2011	2012	2013-2017
Projected future benefit payments						
Retirement plans	$457	472	507	542	564	3,467
Other benefit plans — gross	$274	180	184	188	192	1,080
Medicare rebates	(9)	(11)	(12)	(13)	(14)	(94)
Other benefit plans — net	$265	$169	$172	$175	$178	$986

The Company was not required to fund its U.S. retirement plans in 2007 and is not required, nor does it anticipate funding in 2008 to meet minimum statutory funding requirements. International plans are funded in accordance with local regulations. Additional discretionary contributions are made when deemed appropriate to meet the long-term obligations of the plans. In certain countries other than the United States, the funding of pension plans is not a common practice as funding provides no economic benefit. Consequently the Company has several pension plans which are not funded.

The following table displays the projected future minimum contributions to the Company's U.S. and international unfunded retirement plans. These amounts do not include any discretionary contributions that the Company may elect to make in the future.

(Dollars in Millions)	2008	2009	2010	2011	2012	2013-2017
Projected future contributions						
Unfunded U.S. retirement plans	$28	30	33	35	38	238
Unfunded International retirement plans	$23	25	28	29	31	178

The Company's retirement plan asset allocation at the end of 2007 and 2006 and target allocations for 2008 are as follows:

	Percent of Plan Assets		Target Allocation
	2007	2006	2008
U.S. Retirement Plans			
Equity securities	79%	78%	75%
Debt securities	21	22	25
Total plan assets	100%	100%	100%
International Retirement Plans			
Equity securities	67%	67%	67%
Debt securities	32	32	33
Real estate and other	1	1	—
Total plan assets	100%	100%	100%

The Company's other benefit plans are unfunded except for U.S. life insurance contract assets of $29 million and $30 million at December 30, 2007 and December 31, 2006, respectively.

The fair value of Johnson & Johnson common stock directly held in plan assets was $462 million (4.4% of total plan assets) at December 30, 2007 and $452 million (4.9% of total plan assets) at December 31, 2006.

14. Cash, Cash Equivalents and Marketable Securities

(Dollars in Millions)	December 30, 2007			December 31, 2006		
	Amortized Cost	Unrealized Gains/(Losses)	Estimated Fair Value	Amortized Cost	Unrealized Gains/(Losses)	Estimated Fair Value
Current Investments						
Cash	$2,978	—	2,978	1,909	—	1,909
Government securities and obligations	2,722	1	2,723	—	—	—
Corporate debt securities	1,805	3	1,808	—	—	—
Money market funds	407	—	407	1,116	—	1,116
Time deposits	1,403	—	1,403	1,059	—	1,059
Total cash, cash equivalents and current marketable securities	$9,315	4	9,319	4,084	—	4,084
Non-Current Investments						
Marketable securities	$ 2	—	2	16	—	16

15. Financial Instruments

The Company follows the provisions of SFAS No. 133 requiring that all derivative instruments be recorded on the balance sheet at fair value.

As of December 30, 2007, the balance of deferred net losses on derivatives included in accumulated other comprehensive income was $45 million after-tax. For additional information, see Note 12. The Company expects that substantially all of this amount will be reclassified into earnings over the next 12 months as a result of transactions that are expected to occur over that period. The maximum length of time over which the Company is hedging transaction exposure is 18 months. The amount ultimately realized in earnings will differ as foreign exchange rates change. Realized gains and losses are ultimately determined by actual exchange rates at maturity of the derivative. Derivative gains/(losses), initially reported as a component of other comprehensive income, are reclassified to earnings in the period when the forecasted transactions affect earnings.

For the years ended December 30, 2007, December 31, 2006 and January 1, 2006, the net impact of hedge ineffectiveness, transactions not qualifying for hedge accounting and discontinuance of hedges, to the Company's financial statements was insignificant.

Refer to Note 12 for disclosures of movements in Accumulated Other Comprehensive Income.

CONCENTRATION OF CREDIT RISK

The Company invests its excess cash in both deposits with major banks throughout the world and other high-quality money market instruments. The Company has a policy of making investments only with commercial institutions that have at least an A (or equivalent) credit rating. On average these investments mature within six months, and the Company has not incurred any related losses.

16. Savings Plan

The Company has voluntary 401(k) savings plans designed to enhance the existing retirement programs covering eligible employees. The Company matches a percentage of each employee's contributions consistent with the provisions of the plan for which he/she is eligible. Total Company matching contributions to the plans were $169 million in 2007, $158 million in 2006 and $148 million in 2005.

17. Mergers, Acquisitions and Divestitures

Certain businesses were acquired for $1,388 million in cash and $232 million of liabilities assumed during 2007. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The 2007 acquisitions included: Conor Medsystems, Inc., a cardiovascular device company, with new drug delivery technology; Robert Reid, Inc., a Japanese orthopedic product distributor and Maya's Mom, Inc., a social media company.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $636 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $807 million has been identified as the value of IPR&D associated with the acquisition of Conor Medsystems, Inc.

The IPR&D charge related to the acquisition of Conor Medsystems, Inc. was $807 million and is associated with research related to the discovery and application of the stent technology. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate applied was 19%.

Certain businesses were acquired for $18.0 billion in cash and $1.3 billion of liabilities assumed during 2006. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition except as noted below.

On December 20, 2006, the Company completed the acquisition of the Consumer Healthcare business of Pfizer Inc. for a purchase price of $16.6 billion in cash. The operating results of the Consumer Healthcare business of Pfizer Inc. were reported in the Company's financial statements beginning in 2007, as 2006 results subsequent to the acquisition date were not significant.

In order to obtain regulatory approval of the transaction, the Company agreed to divest certain overlapping businesses. The Company completed the divestiture of the ZANTAC® product on December 20, 2006 and the divestitures of KAOPECTATE®, UNISOM®, CORTIZONE®, BALMEX® and ACT® products on January 2, 2007.

The following table provides pro forma results of operations for the fiscal year ended January 1, 2006 and the fiscal year ended December 31, 2006, as if the Consumer Healthcare business of Pfizer Inc. had been acquired as of the beginning of each period presented. The pro forma results include the effect of divestitures and certain purchase accounting adjustments such as the estimated changes in depreciation and amortization expense on the acquired tangible and intangible assets. However, pro forma results do not include any anticipated cost savings or other effects of the planned integration of the Consumer Healthcare business of Pfizer Inc. Accordingly, such amounts are not necessarily indicative of the results if the acquisition had occurred on the dates indicated or which may occur in the future.

(Unaudited)	Pro forma results	
(Dollars in Millions Except Per Share Data)	Year ended December 31, 2006	Year ended January 1, 2006
Net sales	$57,115	54,156
Net earnings	10,770	9,784
Diluted net earnings per share	$ 3.64	3.26

During 2007, the Company completed the allocation of the purchase price to the individual assets acquired and liabilities assumed. The following table presents the completed allocation of the purchase price for the Consumer Healthcare business of Pfizer Inc. as of the date of the acquisition.

(Dollars in Millions)	
Current assets	$ 2,250
Property, plant and equipment	552
Deferred tax asset	499
Goodwill	6,547
Intangible assets	8,585
Total assets acquired	**$18,433**
Current liabilities	1,095
Non-current liabilities	1,061
Total liabilities assumed	**$ 2,156**
Net assets acquired	**$16,277**

The acquisition of the Consumer Healthcare business of Pfizer Inc. resulted in $6.5 billion in goodwill, which is allocated to the Consumer segment.

The purchase price allocation to the identifiable intangible assets before the effect of any amortization included in the current period balance sheet is as follows:

(Dollars in Millions)	
Intangible assets with determinable lives:	
Brands	$ 302
Patents and technology	321
Customer relationships	3,067
Total amortizable intangibles	3,690
Brands with indefinite lives	4,895
Total intangible assets	**$8,585**

The weighted average life of the $3,690 million of total amortizable intangibles is approximately 31 years from the date of acquisition.

The majority of the intangible asset valuation relates to brands. The assessment as to brands that have an indefinite life and those that have a determinable life was based on a number of factors, including the competitive environment, market share, brand history, product life cycles, operating plan and the macroeconomic environment of the countries in which the brands are sold. The brands that account for over 90% of the total value of all indefinite-life brands include LISTERINE®, NICORETTE®, NEOSPORIN®, SUDAFED®, BENADRYL®, VISINE® and BENYLIN®. The determinable-life brands include PURELL®, ACTIFED®, EFFERDENT® and other regional or country specific brands. The determinable-life brands have asset lives ranging from 5 to 40 years. The patents and technology intangibles are concentrated in the upper respiratory, oral care, medicated skin care, tobacco dependence and hair growth businesses and have asset lives ranging from 5 to 20 years. The estimated customer relationship intangible asset useful lives, ranging from 30 to 40 years, reflect the very low historical and projected customer attrition rates among the Consumer Healthcare business of Pfizer Inc.'s major retailer and distributor customers.

The IPR&D charge related to the acquisition of the Consumer Healthcare business of Pfizer Inc. was $320 million on a pre-tax basis and $217 million on an after-tax basis and is primarily associated with rights obtained to the switch of ZYRTEC® from U.S. prescription to over-the-counter status. The switch was approved by the FDA effective November 2007. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 95% was used to reflect inherent regulatory risk as of the acquisition date and the discount rate applied was 11%.

The Company completed the analysis of integration plans, pursuant to which the Company is incurring costs primarily related to the elimination of certain duplicate selling, general and administrative functions between the two companies in areas such as global business services, corporate staff and go-to-market support, as well as excess manufacturing capacity.

In addition to the acquisition of the Consumer Healthcare business of Pfizer Inc., 2006 acquisitions included: Animas Corporation, a leading maker of insulin infusion pumps and related products; Hand Innovations LLC, a privately held manufacturer of fracture fixation products for the upper extremities; Future Medical Systems S.A., a privately held company that primarily develops, manufactures and markets arthroscopic fluid management systems; Vascular Control Systems, Inc., a privately held company focused on developing medical devices to treat fibroids and to control bleeding in obstetric and gynecologic applications; Groupe Vendôme S.A., a privately held French marketer of adult and baby skin care products; ColBar Lifescience Ltd., a privately held company specializing in reconstructive medicine and tissue engineering and Ensure Medical, Inc., a privately held company that develops devices for post-catheterization closure of the femoral artery.

Excluding the acquisition of the Consumer Healthcare business of Pfizer Inc., the excess of purchase price over the estimated fair value of tangible assets acquired in 2006 amounted to $1,209 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $239 million has been identified as the value of IPR&D primarily associated with the acquisitions of Hand Innovations LLC, Future Medical Systems S.A., Vascular Control Systems, Inc., ColBar Lifescience Ltd. and Ensure Medical, Inc.

The IPR&D charge related to the acquisition of Hand Innovations LLC was $22 million and is associated with fracture repair technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 38-95% were used to reflect inherent clinical and regulatory risk and the discount rate applied was 17%.

The IPR&D charge related to the acquisition of Future Medical Systems S.A. was $15 million and is associated with the NEXTRA and DUO PUMP product technologies. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 90% for both technologies was used to reflect inherent clinical and regulatory risk and the discount rate applied was 22%.

The IPR&D charge related to the acquisition of Vascular Control Systems, Inc. was $87 million and is associated with the FLOSTAT system technology. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 75% was used to reflect inherent clinical and regulatory risk and the discount rate applied was 21%.

The IPR&D charge related to the acquisition of ColBar Lifescience Ltd. was $49 million and is associated with the EVOLENCE® family of products, which are biodegradable dermal fillers. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. Probability of success factors ranging from 70 - 80% were used to reflect inherent clinical and regulatory risk and the discount rate applied was 21%.

The IPR&D charge related to the acquisition of Ensure Medical, Inc. was $66 million and is associated with the femoral artery closure device. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 75% was used to reflect inherent clinical and regulatory risk and the discount rate applied was 22%.

Certain businesses were acquired for $987 million in cash and $141 million of liabilities assumed during 2005. These acquisitions were accounted for by the purchase method and, accordingly, results of operations have been included in the financial statements from their respective dates of acquisition.

The 2005 acquisitions included: TransForm Pharmaceuticals, Inc., a company specializing in the discovery of superior formulations and novel crystalline forms of drug molecules; Closure Medical Corporation, a company with expertise and intellectual property in the biosurgicals market; Peninsula Pharmaceuticals, Inc., a biopharmaceutical company focused on developing and commercializing antibiotics to treat life-threatening infections; and rights to all consumer and professionally dispensed REMBRANDT® Brand of oral care products, such as whitening toothpastes, strips, systems and mouth rinses.

The excess of purchase price over the estimated fair value of tangible assets acquired amounted to $720 million and has been assigned to identifiable intangible assets, with any residual recorded to goodwill. Approximately $362 million has been identified as the value of IPR&D primarily associated with the acquisitions of TransForm Pharmaceuticals, Inc., Closure Medical Corporation and Peninsula Pharmaceuticals, Inc.

The IPR&D charge related to the acquisition of TransForm Pharmaceuticals Inc. was $50 million and is associated with research related to the discovery and application of superior formulations. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate applied was 10%.

The IPR&D charge related to the acquisition of Closure Medical Corporation was $51 million and is associated with the OMNEX™ Surgical Sealant in vascular indications outside Europe and in other potential indications worldwide. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 90% for vascular indications and 60% for all other indications was used to reflect inherent clinical and regulatory risk. The discount rate applied to both vascular and other indications was 15%.

The IPR&D charge related to the acquisition of Peninsula Pharmaceuticals, Inc. was $252 million and is associated with the development of doripenem, which is in Phase III clinical trials. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. A probability of success factor of 80% was used to reflect inherent clinical and regulatory risk and the discount rate applied was 14%.

The remaining $9 million in IPR&D was associated with the acquisition of international commercial rights to certain patents and know-how in the field of sedation and analgesia from Scott Lab, Inc. The value of the IPR&D was calculated using cash flow projections discounted for the risk inherent in such projects. The discount rate was 17%.

With the exception of the Consumer Healthcare business of Pfizer Inc., supplemental pro forma information for 2007, 2006 and 2005 per SFAS No. 141, *Business Combinations,* and SFAS No. 142, *Goodwill and Other Intangible Assets,* is not provided, as the impact of the aforementioned acquisitions did not have a material effect on the Company's results of operations, cash flows or financial position.

Divestitures in 2007, 2006 and 2005 did not have a material effect on the Company's results of operations, cash flows or financial position.

18. Legal Proceedings

PRODUCT LIABILITY

The Company is involved in numerous product liability cases in the United States, many of which concern adverse reactions to drugs and medical devices. The damages claimed are substantial, and while the Company is confident of the adequacy of the warnings and instructions for use that accompany such products, it is not feasible to predict the ultimate outcome of litigation. However, the Company believes that if any liability results from such cases, it will be substantially covered by existing amounts accrued in the Company's balance sheet and, where available, by third-party product liability insurance.

Multiple products of Johnson & Johnson subsidiaries are subject to numerous product liability claims and lawsuits, including ORTHO EVRA®, RISPERDAL®, DURAGESIC® and the CHARITÉ™ Artificial Disc. There are approximately 4,000 claimants who have filed lawsuits or made claims regarding injuries allegedly due to ORTHO EVRA®, 613 claimants with respect to RISPERDAL®, 260 with respect to CHARITÉ™ and 49 with respect to DURAGESIC®. These claimants seek substantial compensatory and, where available, punitive damages.

With respect to RISPERDAL®, the Attorneys General of five states and the Office of General Counsel of the Commonwealth of Pennsylvania have filed actions seeking reimbursement of Medicaid or other public funds for RISPERDAL® prescriptions written for off-label use, compensation for treating their citizens for alleged adverse reactions to RISPERDAL®, civil fines or penalties, punitive damages, or other relief. The Attorney General of Texas has joined a qui tam action in that state seeking similar relief. Certain of these actions also seek injunctive relief relating to the promotion of RISPERDAL®. The Attorneys General of a number of other states have indicated a potential interest in pursuing similar litigation against the company's Janssen subsidiary, and have obtained a tolling agreement staying the running of the statute of limitations while they inquire into the issues. In addition, there are six cases filed by union health plans seeking damages for alleged overpayments for RISPERDAL®, several of which seek certification as class actions.

Numerous claims and lawsuits in the United States relating to the drug PROPULSID®, withdrawn from general sale by the Company's Janssen subsidiary in 2000, have been resolved or are currently enrolled in settlement programs with an aggregate cap below $100 million. Litigation concerning PROPULSID® is pending in Canada, where a class action of persons alleging adverse reactions to the drug has been certified.

AFFIRMATIVE STENT PATENT LITIGATION

In patent infringement actions tried in Delaware Federal District Court in late 2000, Cordis Corporation (Cordis), a subsidiary of Johnson & Johnson, obtained verdicts of infringement and patent validity, and damage awards against Boston Scientific Corporation (Boston Scientific) and Medtronic AVE, Inc. (Medtronic) based on a number of Cordis vascular stent patents. In December 2000, the jury in the damage action against Boston Scientific returned a verdict of $324 million and the jury in the Medtronic action returned a verdict of $271 million. The Court of Appeals for the Federal Circuit recently upheld liability in these cases and returned the cases to the District Court for further proceedings, including on damages.

Cordis also has an arbitration claim against Medtronic accusing Medtronic of infringement by sale of stent products introduced by Medtronic subsequent to its products subject to the earlier action referenced above. Those subsequent products were found to have been licensed to Medtronic pursuant to a 1997 license by an arbitration panel in March 2005. Further arbitration proceedings will determine whether royalties are owed for those products.

In January 2003, Cordis filed a patent infringement action against Boston Scientific in Delaware Federal District Court accusing its Express2™, Taxus® and Liberte® stents of infringing the Palmaz patent that expired in November 2005. The Liberte® stent was also accused of infringing Cordis' Gray patent that expires in 2016. In June 2005, a jury found that the Express2™, Taxus® and Liberte® stents infringed the Palmaz patent and that the Liberte® stent also infringed the Gray patent. Boston Scientific has appealed to the U.S. Court of Appeals for the Federal Circuit.

PATENT LITIGATION AGAINST VARIOUS JOHNSON & JOHNSON SUBSIDIARIES

The products of various Johnson & Johnson subsidiaries are the subject of various patent lawsuits, the outcomes of which could potentially adversely affect the ability of those subsidiaries to sell those products, or require the payment of past damages and future royalties.

In July 2005, a jury in Federal District Court in Delaware found that the Cordis CYPHER® Stent infringed Boston Scientific's Ding '536 patent and that the Cordis CYPHER® and BX VELOCITY® Stents also infringed Boston Scientific's Jang '021 patent. The jury also found both of those patents valid. Boston Scientific seeks substantial damages and an injunction in that action. The District Court denied motions by Cordis to overturn the jury verdicts or grant a new trial. Cordis has appealed to the Court of Appeals for the Federal Circuit. The District Court indicated it will consider damages, willfulness and injunctive relief after the appeals have been decided.

Boston Scientific has brought actions in Belgium, the Netherlands, Germany and France under its Kastenhofer patent, which purports to cover two-layer catheters such as those used to deliver the CYPHER® Stent, to enjoin the manufacture and sale of allegedly infringing catheters in those countries, and to recover damages. A hearing in the Belgian case is scheduled for May 2008. A decision by the lower court in the Netherlands in Boston Scientific's favor was reversed on appeal in April 2007. Boston Scientific has filed an appeal to the Dutch Supreme Court. In October 2007, Boston Scientific prevailed in the nullity action challenging the validity of the Kastenhofer patent filed by Cordis in Germany. Cordis intends to appeal. No hearings have been scheduled in the French action.

Trial in Boston Scientific's U.S. case based on the Kastenhofer patent concluded in Federal Court in California in October 2007, with a jury verdict in favor of Cordis. The jury found the Kastenhofer patent invalid and found for Cordis with respect to infringement of the patent asserted by Cordis in its counterclaim. Post trial motions and appeals are anticipated.

In Germany, Boston Scientific has several actions based on its Ding patents pending against the Cordis CYPHER® Stent. Cordis was successful in these actions at the trial level, but Boston Scientific has appealed.

The following chart summarizes various patent lawsuits concerning products of Johnson & Johnson subsidiaries that have yet to proceed to trial:

J&J Product	Company	Patents	Plaintiff/ Patent Holder	Court	Trial Date	Date Filed
Two-layer Catheters	Cordis	Kasten-hofer Forman	Boston Scientific Corp.	Multiple European	*	09/07
Contact Lenses	Vision Care	Nicolson	CIBA Vision	M.D. FL Multiple European	* *	09/03 09/07
Stents	Cordis	Ricci	Medtronic and Evysio	E.D. TX	*	03/07
CYPHER® Stent	Cordis	Wall	Wall	E.D. TX	*	11/07
CYPHER® Stent	Cordis	Bonutti	MarcTec	S.D. IL	*	11/07
CYPHER® Stent	Coris	Saffran	Saffran	E.D. TX	*	10/07

* *Trial date to be established.*

LITIGATION AGAINST FILERS OF ABBREVIATED NEW DRUG APPLICATIONS (ANDA)

The following chart indicates lawsuits pending against generic firms that filed Abbreviated New Drug Applications (ANDAs) seeking to market generic forms of products sold by various subsidiaries of the Company prior to expiration of the applicable patents covering those products. These ANDAs typically include allegations of non-infringement, invalidity and unenforceability of these patents. In the event the subsidiary of the Company involved is not successful in these actions, or the statutory 30-month stay expires before a ruling from the district court is obtained, the firms involved will have the ability, upon FDA approval, to introduce generic versions of the product at issue resulting in very substantial market share and revenue losses for the product of the Company's subsidiary.

As noted in the following chart, 30-month stays expired during 2006 and 2007, and will expire in 2008, 2009 and 2010 with respect to ANDA challenges regarding various products:

Brand Name Product	Patent/NDA Holder	Generic Challenger	Court	Trial Date	Date Filed	30-Month Stay Expiration
ACIPHEX® 20 mg delay release tablet	Eisai (for Janssen)	Teva Dr. Reddy's	S.D. NY S.D. NY	03/07 03/07	11/03 11/03	02/07 02/07
CONCERTA® 18, 27, 36 and 54 mg controlled release tablet	McNeil-PPC ALZA	Andrx	D. DE	12/07	09/05	None
LEVAQUIN® 250, 500, 750 mg tablets	Ortho-McNeil	Lupin	D. NJ	*	10/06	03/09
ORTHO TRI CYCLEN® LO 0.18 mg/0.025 mg 0.215 mg/0.025 mg and 0.25 mg/0.025 mg	Ortho-McNeil	Barr	D. NJ	*	10/03	02/06
PEPCID COMPLETE®	McNeil-PPC	Perrigo	S.D. NY	02/07	02/05	06/07
RAZADYNE™	Janssen	Teva Mylan Dr. Reddy's Purepac Barr Par AlphaPharm	D. DE D. DE D. DE D. DE D. DE D. DE D. DE	05/07 05/07 05/07 05/07 05/07 05/07 05/07	07/05 07/05 07/05 07/05 07/05 07/05 07/05	08/08 08/08 08/08 08/08 08/08 08/08 08/08
RAZADYNE™ ER	Janssen	Barr Sandoz KV Pharma	D. NJ D. NJ D. NJ	* * *	06/06 05/07 12/07	11/08 12/08 05/10

Brand Name Product	Patent/NDA Holder	Generic Challenger	Court	Trial Date	Date Filed	30-Month Stay Expiration
RISPERDAL® Oral Solution, 1 mg/ml	Janssen	Apotex	D. NJ	*	03/06	08/08
TOPAMAX® 25, 50, 100, 200 mg tablet	Ortho-McNeil	Mylan Cobalt	D. NJ D. NJ	* *	04/04 10/05	09/06 03/08
TOPAMAX® SPRINKLE 15, 25 mg capsule	Ortho-McNeil	Cobalt Mylan	D. NJ D. NJ	* *	12/05 10/06	05/08 03/09
ULTRACET	Ortho-McNeil	Apotex	N.D. IL	*	07/07	12/09
ULTRAM ER® 100, 200, 300 mg tablet	Ortho-McNeil	Par	D. DE	11/08	05/07	09/09

* *Trial date to be established.*

Trial in the action against Teva, Dr. Reddy's and Mylan with respect to their ANDA challenges to the patent on ACIPHEX® of Eisai Inc., the Company's subsidiary Ortho-McNeil Pharmaceutical, Inc.'s (Ortho-McNeil) marketing partner, proceeded before the District Court in New York in March 2007. In May 2007, the Court held that the ACIPHEX® compound patent is enforceable. The Court had previously held that the patent is valid. Teva and Dr. Reddy's have appealed both decisions to the Court of Appeals for the Federal Circuit. Mylan withdrew its appeal.

In the action against Apotex regarding RISPERDAL® (risperidone) Oral Solution, the trial court dismissed Apotex's challenge to the validity and infringement of two patents relating to formulations for an oral solution product. Apotex appealed this decision in October 2007.

In the actions against Mylan with respect to the patent on TOPAMAX®, the District Court in New Jersey, in 2006, granted the motion of Ortho-McNeil for a preliminary injunction barring launch by Mylan of its generic versions of TOPAMAX®. In February 2007, the District Court granted Ortho-McNeil's motion for summary judgment dismissing Mylan's claim that the patent was obvious, the only remaining issue in the case. The Court entered judgment in the case for Ortho-McNeil, and entered an injunction prohibiting Mylan from marketing its generic topiramate products until a date no earlier than patent expiration in September 2008. Mylan has appealed this ruling. In April 2007, the District Court entered judgment against Cobalt pursuant to its stipulation to be bound by the outcome in the Mylan suit. Cobalt appealed this ruling. The Court of Appeals heard argument on both appeals in November 2007. A ruling is expected in the near term.

In the action against Perrigo regarding a patent for PEPCID COMPLETE®, the District Court for the Southern District of New York, in June 2007, held that the patent was invalid as obvious. The Company's subsidiary McNEIL-PPC, Inc. has appealed the decision with its partners, Merck & Co., Inc., and Johnson & Johnson*Merck Consumer Pharmaceuticals Co.

In the action against Barr and AlphaPharm with respect to their ANDA challenges to the RAZADYNE® patent that Janssen licenses from Synaptech, Inc., a four-day non-jury trial was held in the District Court in Delaware in May 2007. The Court has yet to issue its ruling in that action.

In the action against Andrx with respect to its ANDA challenge to the CONCERTA® patents, a five-day non-jury trial was held in the District Court in Delaware in December 2007. The Court has yet to issue its ruling in that action.

In the action against Sandoz with respect to its ANDA challenge to a RAZADYNE® ER patent that Janssen licenses from Synaptech, Inc., the action has been stayed pending the outcome in the above litigation in Delaware federal court. Sandoz has challenged only one of two patents for RAZADYNE® ER, and has certified that it will await expiration of the second patent in 2019 before marketing its generic version of RAZADYNE® ER.

In the action against Teva with respect to its ANDA challenge to an AXERT® patent that Janssen licenses from Almirall Prodesfarma, S.A., the parties settled their dispute and the court entered a consent judgment in January 2008.

In the weeks following the adverse ruling in the DITROPAN XL® ANDA litigation against Mylan in September 2005, Johnson & Johnson and ALZA received seven antitrust class action complaints filed by purchasers of the product. They allege that Johnson & Johnson and ALZA violated federal and state antitrust laws by knowingly pursuing baseless patent litigation, and thereby delaying entry into the market by Mylan and Impax. In late 2007, plaintiffs in all these cases dismissed their claims with prejudice.

AVERAGE WHOLESALE PRICE (AWP) LITIGATION

Johnson & Johnson and several of its pharmaceutical subsidiaries, along with numerous other pharmaceutical companies, are defendants in a series of lawsuits in state and federal courts involving allegations that the pricing and marketing of certain pharmaceutical products amounted to fraudulent and otherwise actionable conduct because, among other things, the companies allegedly reported an inflated Average Wholesale Price (AWP) for the drugs at issue. Most of these cases, both federal actions and state actions removed to federal court, have been consolidated for pre-trial purposes in a Multi-District Litigation (MDL) in Federal District Court in Boston, Massachusetts. The plaintiffs in these cases include classes of private persons or entities that paid for any portion of the purchase of the drugs at issue based on AWP, and state government entities that made Medicaid payments for the drugs at issue based on AWP.

The MDL Court identified classes of Massachusetts-only private insurers providing "Medi-gap" insurance coverage and private payers for physician-administered drugs where payments were based on AWP ("Class 2" and "Class 3"), and a national class of individuals who made co-payments for physician-administered drugs covered by Medicare ("Class 1"). A trial of the two Massachusetts-only class actions concluded before the MDL Court in December 2006. In June 2007, the MDL Court issued post-trial rulings, dismissing the Johnson & Johnson defendants from the case regarding all claims of Classes 2 and 3, and subsequently of Class 1 as well. Trial in the action brought by the Attorney General of the State of Alabama making allegations related to AWP is expected to proceed during 2008. Additional AWP cases brought by various Attorneys General are expected to be set for trial in 2008.

OTHER

In July 2003, Centocor Inc., a Johnson & Johnson subsidiary received a request that it voluntarily provide documents and information to the criminal division of the U.S. Attorney's Office, District of New Jersey, in connection with its investigation into various Centocor marketing practices. Subsequent requests for documents have been received from the U.S. Attorney's Office. Both the Company and Centocor responded, or are in the process of responding, to these requests for documents and information.

In December 2003, Ortho-McNeil received a subpoena from the U.S. Attorney's Office in Boston, Massachusetts seeking documents relating to the marketing, including alleged off-label marketing, of the drug TOPAMAX® (topiramate). Additional subpoenas for documents have been received. Ortho-McNeil is cooperating in responding to the subpoenas. In October 2004, the U.S. Attorney's Office in Boston asked attorneys for Ortho-McNeil to cooperate in facilitating the subpoenaed testimony of several present and former Ortho-McNeil employees before a federal grand jury in Boston. Cooperation in securing the testimony of additional witnesses before the grand jury has been requested and is being provided.

In January 2004, Janssen received a subpoena from the Office of the Inspector General of the U.S. Office of Personnel Management seeking documents concerning sales and marketing of, any and all payments to physicians in connection with sales and marketing of, and clinical trials for, RISPERDAL® (risperidone) from 1997 to 2002. Documents subsequent to 2002 have also been requested. An additional subpoena seeking information about marketing of and adverse reactions to RISPERDAL® was received from the U.S. Attorney's Office for the Eastern District of Pennsylvania in November 2005. Subpoenas seeking testimony from various witnesses before a grand jury have also been received. Janssen is cooperating in responding to these subpoenas.

In August 2004, Johnson & Johnson Health Care Systems, Inc. (HCS), a Johnson & Johnson subsidiary, received a subpoena from the Dallas, Texas U.S. Attorney's Office seeking documents relating to the relationships between the group purchasing organization, Novation, and HCS and other Johnson & Johnson subsidiaries. The Company's subsidiaries involved have responded to the subpoena.

In September 2004, Ortho Biotech Inc. (Ortho Biotech), received a subpoena from the U.S. Office of Inspector General's Denver, Colorado field office seeking documents directed to sales and marketing of PROCRIT® (Epoetin alfa) from 1997 to the present, as well as to dealings with U.S. Oncology Inc., a healthcare services network for oncologists. Ortho Biotech has responded to the subpoena.

In September 2004, plaintiffs in an employment discrimination litigation initiated against the Company in 2001 in Federal District Court in New Jersey moved to certify a class of all African American and Hispanic salaried employees of the Company and its affiliates in the U.S., who were employed at any time from November 1997 to the present. Plaintiffs seek monetary damages for the period 1997 through the present (including punitive damages) and equitable relief. The Court denied plaintiffs' class certification motion in December 2006 and their motion for reconsideration in April 2007. Plaintiffs are seeking to appeal these decisions.

In March 2005, DePuy Orthopaedics, Inc. (DePuy), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Attorney's Office, District of New Jersey, seeking records concerning contractual relationships between DePuy and surgeons or surgeons-in-training involved in hip and knee replacement and reconstructive surgery. This investigation was resolved by DePuy and the four other leading suppliers of hip and knee implants in late September 2007 by agreements with the U.S. Attorney's Office for the District of New Jersey. The settlements include an 18-month Deferred Prosecution Agreement (DPA), acceptance by each company of a monitor to assure compliance with the DPA and, with respect to four of the five companies, payment of settlement monies and entry into five year Corporate Integrity Agreements. DePuy paid $85 million as its settlement. In November 2007, the Attorney General of the Commonwealth of Massachusetts issued a civil investigative demand to DePuy seeking information regarding financial relationships between a number of Massachusetts-based orthopedic surgeons and providers and DePuy, which relationships had been publicly disclosed by DePuy pursuant to the DPA. In February 2008, DePuy received a written request for information from the United States Senate Special Committee on Aging, as a follow-up to earlier inquiries, concerning a number of aspects of the DPA. Depuy is responding to both requests.

In June 2005, the U.S. Senate Committee on Finance requested the Company to produce information regarding use by several of its pharmaceutical subsidiaries of educational grants. A similar request was sent to other major pharmaceutical companies. In July 2005, the Committee specifically requested information about educational grants in connection with the drug PROPULSID®. A follow up request was received from the Committee for additional information in January 2006. On October 30, 2007 another letter was received from the U.S. Senate Committee on Finance requesting information concerning payments to a list of physicians, and specification as to whether any such payments were for continuing medical education, honoraria, research support, etc.

In July 2005, Scios Inc. (Scios), a Johnson & Johnson subsidiary, received a subpoena from the U.S. Attorney's Office, District of Massachusetts, seeking documents related to the sales and marketing of NATRECOR®. Scios is responding to the subpoena. In early August 2005, Scios was advised that the investigation would be handled by the U.S. Attorney's Office for the Northern District of California in San Francisco.

In September 2005, Johnson & Johnson received a subpoena from the U.S. Attorney's Office, District of Massachusetts, seeking documents related to sales and marketing of eight drugs to Omnicare, Inc., a manager of pharmaceutical benefits for long-term care facilities. The Johnson & Johnson subsidiaries involved are responding to the subpoena. Several employees of the Company's pharmaceutical subsidiaries have been subpoenaed to testify before a grand jury in connection with this investigation.

In November 2005, Amgen filed suit against Hoffmann-LaRoche, Inc. in the U.S. District Court for the District of Massachusetts seeking a declaration that the Roche product CERA, which Roche has indicated it will seek to introduce into the United States, infringes a number of Amgen patents concerning EPO. Amgen licenses EPO for sale in the United States to Ortho Biotech for non-dialysis indications. Trial in this action concluded in October with a verdict in Amgen's favor. Roche is expected to appeal.

In late December 2005 and early 2006, three purported class actions were filed on behalf of purchasers of endo-mechanical instruments against the Company and its wholly-owned subsidiaries, Ethicon, Inc., Ethicon Endo-Surgery, Inc., and Johnson & Johnson Health Care Systems, Inc. These challenge suture and endo-mechanical contracts with Group Purchasing Organizations and hospitals, in which discounts are predicated on a hospital achieving specified market share targets for both categories of products. These actions have been filed in the Federal District Court for the Central District of California.

In February 2006, Johnson & Johnson received a subpoena from the U.S. Securities & Exchange Commission (SEC) requesting documents relating to the participation by several Johnson & Johnson subsidiaries in the United Nations Iraq Oil for Food Program. The subsidiaries are cooperating with the SEC and U.S. Department of Justice (DOJ) in producing responsive documents.

In June 2006, DePuy received a subpoena from the DOJ's Antitrust Division, requesting documents related to the manufacture, marketing and sale of orthopaedic devices, and had search warrants executed in connection with the investigation. DePuy has responded to the request for documents. In the wake of publicity about the subpoena, DePuy was served with five civil antitrust class actions. All of those cases have been dismissed without prejudice to the right to file them in the future.

In September 2006, Janssen received a subpoena from the Attorney General of the State of California seeking documents regarding sales and marketing and side-effects of RISPERDAL®, as well as interactions with State officials regarding the State's formulary for Medicaid-reimbursed drugs. Janssen has responded to the subpoena.

In November 2006, Centocor received a subpoena seeking documents in connection with an investigation being conducted by the Office of the United States Attorney for the Central District of California regarding Centocor's Average Selling Price (ASP) calculations for REMICADE® under the company's Contract Purchase Program. Centocor produced material responsive to the subpoena. Centocor has been advised that this investigation has been closed.

In February 2007, Johnson & Johnson voluntarily disclosed to the DOJ and the SEC that subsidiaries outside the United States are believed to have made improper payments in connection with the sale of medical devices in two small-market countries, which payments may fall within the jurisdiction of the Foreign Corrupt Practices Act (FCPA). In the course of continuing dialogues with the agencies, other issues potentially rising to the level of FCPA violations in additional markets have been brought to the attention of the agencies by the Company. The Company has provided and will continue to provide additional information to DOJ and SEC, and will cooperate with the agencies' reviews of these matters.

In March 2007, Cordis received a letter request for documents from the Committee on Oversight and Government Reform of the U.S. House of Representatives regarding marketing and safety of drug-eluting stents. Cordis is cooperating in responding to the request.

In March 2007, the Company received separate subpoenas from the U.S. Attorney's Office in Philadelphia, the U.S. Attorney's Office in Boston and the U.S. Attorney's Office in San Francisco. The subpoenas relate to investigations by these three offices referenced above concerning, respectively, sales and marketing of RISPERDAL® by Janssen, TOPAMAX® by Ortho-McNeil and NATRECOR® by Scios. The subpoenas request information regarding the Company's corporate supervision and oversight of these three subsidiaries, including their sales and marketing of these drugs. The Company is cooperating in responding to these requests. In addition, the U.S. Attorney's office in Boston has issued subpoenas to several employees of Johnson & Johnson.

In March 2007, the Company received a letter from the Committee on Energy and Commerce of the U.S. House of Representatives seeking answers to several questions regarding marketing and safety of PROCRIT®, the erythropoietin product sold by Ortho-Biotech. In May 2007, Senator Grassley, the ranking member of the United States Senate Committee on Finance, sent the Company a letter seeking information relating to PROCRIT®. The Company provided its initial response in July 2007. In May 2007, the New York State Attorney General issued a subpoena seeking information relating to PROCRIT®. Like the House and Senate requests, the subpoena asks for materials relating to PROCRIT® safety, marketing and pricing. The Company is responding to these requests.

In April 2007, the Company received two subpoenas from the Office of the Attorney General of the State of Delaware. The subpoenas seek documents and information relating to nominal pricing agreements. For purposes of the subpoenas, nominal pricing agreements are defined as agreements under which the Company agreed to provide a pharmaceutical product for less than ten percent of the Average Manufacturer Price for the product. The Company is responding to the subpoenas and will cooperate with the inquiry.

In August 2007, the Company received a request for documents and interviews of witnesses from the Committee on Energy and Commerce of the U.S. House of Representatives concerning GMP (Good Manufacturing Practice) issues involving the CYPHER® Stent. The letter states that FDA inspectors in 2003 identified "numerous systemic violations" of GMP's in connection with CYPHER® manufacturing but nonetheless allowed Cordis to continue marketing CYPHER® Stents. Cordis is cooperating in responding to this request.

In October 2007, the Company received a request for documents from Senator Grassley on behalf of the Committee on Finance of the U.S. Senate concerning continuing medical education payments to specific physicians. The Company is in the process of complying with the request.

In December 2007, the Company and its subsidiary Janssen received a request from Senator Grassley on behalf of the Committee on Finance of the U.S. Senate for documents and information concerning the marketing and promotion of RISPERDAL® for use by nursing home patients. The companies are in the process of collecting responsive documents and obtaining the relevant information.

With respect to all the above matters, the Company and its subsidiaries are vigorously contesting the allegations asserted against them and otherwise pursuing defenses to maximize the prospect of success. The Company and its subsidiaries involved in these matters continually evaluate their strategies in managing these matters and, where appropriate, pursue settlements and other resolutions where those are in the best interest of the Company.

The Company is also involved in a number of other patent, trademark and other lawsuits incidental to its business. The ultimate legal and financial liability of the Company in respect to all claims, lawsuits and proceedings referred to above cannot be estimated with any certainty. However, in the Company's opinion, based on its examination of these matters, its experience to date and discussions with counsel, the ultimate outcome of legal proceedings, net of liabilities accrued in the Company's balance sheet, is not expected to have a material adverse effect on the Company's financial position, although the resolution in any reporting period of one or more of these matters could have a significant impact on the Company's results of operations and cash flows for that period.

19. Earnings Per Share

The following is a reconciliation of basic net earnings per share to diluted net earnings per share for the fiscal years ended December 30, 2007, December 31, 2006 and January 1, 2006:

(Shares in Millions Except Per Share Data)	2007	2006	2005
Basic net earnings per share	$ 3.67	3.76	3.38
Average shares outstanding — basic	2,882.9	2,936.4	2,973.9
Potential shares exercisable under stock option plans	178.6	207.0	203.1
Less: shares repurchased under treasury stock method	(154.5)	(186.3)	(178.6)
Convertible debt shares	3.7	3.9	4.4
Adjusted average shares outstanding — diluted	2,910.7	2,961.0	3,002.8
Diluted net earnings per share	$ 3.63	3.73	3.35

The diluted net earnings per share calculation includes the dilutive effect of convertible debt: a decrease in interest expense of $4 million, $4 million and $11 million after tax for years 2007, 2006 and 2005, respectively.

Diluted net earnings per share excludes 64 million, 43 million and 45 million shares underlying stock options for 2007, 2006 and 2005, respectively, as the exercise price of these options was greater than their average market value, which would result in an anti-dilutive effect on diluted earnings per share.

20. Capital and Treasury Stock

Changes in treasury stock were:

(Amounts in Millions Except Treasury Stock Number of Shares in Thousands)	Treasury Stock	
	Shares	Amount
Balance at January 2, 2005	148,819	$ 6,004
Employee compensation and stock option plans	(22,708)	(1,458)
Conversion of subordinated debentures	(7,976)	(501)
Repurchase of common stock	27,229	1,920
Balance at January 1, 2006	145,364	5,965
Employee compensation and stock option plans	(26,526)	(1,677)
Conversion of subordinated debentures	(540)	(36)
Repurchase of common stock	108,314	6,722
Balance at December 31, 2006	226,612	10,974
Employee compensation and stock option plans	(33,296)	(2,180)
Conversion of subordinated debentures	(194)	(13)
Repurchase of common stock	86,498	5,607
Balance at December 30, 2007	279,620	$14,388

Aggregate shares of Common Stock issued were approximately 3,120 million shares at the end of 2007, 2006 and 2005.

Cash dividends paid were $1.620 per share in 2007, compared with dividends of $1.455 per share in 2006, and $1.275 per share in 2005.

21. Selected Quarterly Financial Data (unaudited)

Selected unaudited quarterly financial data for the years 2007 and 2006 are summarized below:

	2007				2006			
(Dollars in Millions Except Per Share Data)	First Quarter[1]	Second Quarter	Third Quarter[2]	Fourth Quarter[3]	First Quarter[4]	Second Quarter[5]	Third Quarter[6]	Fourth Quarter[7]
Segment sales to customers								
Consumer	$ 3,496	3,564	3,623	3,810	2,355	2,398	2,456	2,565
Pharmaceutical	6,221	6,149	6,099	6,397	5,626	5,810	5,881	5,950
Med Devices & Diagnostics	5,320	5,418	5,248	5,750	5,011	5,155	4,950	5,167
Total sales	$15,037	15,131	14,970	15,957	12,992	13,363	13,287	13,682
Gross profit	10,652	10,773	10,696	11,223	9,380	9,575	9,637	9,675
Earnings before provision for taxes on income	3,652	4,031	3,268	2,332	4,615	3,603	3,661	2,708
Net earnings	2,573	3,081	2,548	2,374	3,305	2,820	2,760	2,168
Basic net earnings per share	$ 0.89	1.06	0.88	0.83	1.11	0.96	0.95	0.75
Diluted net earnings per share	$ 0.88	1.05	0.88	0.82	1.10	0.95	0.94	0.74

[1] *The first quarter of 2007 includes an after-tax charge of $807 million for IPR&D.*

[2] *The third quarter of 2007 includes an after-tax charge of $528 million for restructuring.*

[3] *The fourth quarter of 2007 includes an after-tax charge of $441 million for the NATRECOR® intangible asset write-down and a one-time tax gain of $267 million for restructuring. The low tax rate is due to increases in taxable income in lower tax jurisdictions relative to taxable income in higher tax jurisdictions.*

[4] *The first quarter of 2006 includes an after-tax gain of $368 million for the Guidant acquisition termination fee and an after-tax charge of $29 million for IPR&D.*

[5] *The second quarter of 2006 includes an after-tax charge of $87 million for IPR&D.*

[6] *The third quarter of 2006 includes an after-tax charge of $115 million for IPR&D.*

[7] *The fourth quarter of 2006 includes an after-tax charge of $217 million for IPR&D.*

22. Restructuring

In the third quarter of 2007, the Company announced restructuring initiatives in an effort to improve its overall cost structure. This action was taken to offset the anticipated negative impacts associated with generic competition in the Pharmaceutical segment and challenges in the drug-eluting stent market. The Company's Pharmaceuticals segment will reduce its cost base by consolidating certain operations, while continuing to invest in recently launched products and its late-stage pipeline of new products. The Cordis franchise is moving to a more integrated business model to address the market changes underway with drug-eluting stents and to better serve the broad spectrum of its patients' cardiovascular needs, while reducing its cost base. This program will allow the Company to accelerate steps to standardize and streamline certain aspects of its enterprise-wide functions such as human resources, finance and information technology to support growth across the business, while also leveraging its scale more effectively in areas such as procurement to benefit its operating companies. Additionally, as part of this program the Company plans to eliminate approximately 4,400 positions of which approximately 1,400 were eliminated in 2007.

During the fiscal third quarter of 2007, the Company recorded $745 million in related pre-tax charges of which, approximately $500 million of the pre-tax restructuring charges are expected to require cash payments. The $745 million of restructuring charges consists of severance costs of $450 million, asset write-offs of $272 million and $23 million related to leasehold obligations. The $272 million of asset write-offs relate to property, plant and equipment of $166 million, intangible assets of $48 million and other assets of $58 million.

The following table summarizes the severance charges and the associated spending for the fiscal year ended 2007:

(Dollars in Millions)	Severance
2007 severance charge	$450
Cash outlays*	(46)
Reserve balance, December 30, 2007	$404

* *Cash outlays for severance are expected to be paid out over the next 12 to 18 months in accordance with the Company's plans and local laws.*

For additional information on the restructuring as it relates to the segments see Note 11.

Management's Report on Internal Control Over Financial Reporting

Under Section 404 of the Sarbanes-Oxley Act of 2002, management is required to assess the effectiveness of the Company's internal control over financial reporting as of the end of each fiscal year and report, based on that assessment, whether the Company's internal control over financial reporting is effective.

Management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company's internal control over financial reporting is designed to provide reasonable assurance as to the reliability of the Company's financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles.

Internal controls over financial reporting, no matter how well designed, have inherent limitations. Therefore, internal control over financial reporting determined to be effective can provide only reasonable assurance with respect to financial statement preparation and may not prevent or detect all misstatements. Moreover, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 30, 2007. In making this assessment, the Company used the criteria established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in "Internal Control-Integrated Framework." These criteria are in the areas of control environment, risk assessment, control activities, information and communication, and monitoring. The Company's assessment included extensive documenting, evaluating and testing the design and operating effectiveness of its internal controls over financial reporting.

Based on the Company's processes and assessment, as described above, management has concluded that, as of December 30, 2007, the Company's internal control over financial reporting was effective.

The effectiveness of the Company's internal control over financial reporting as of December 30, 2007 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.



William C. Weldon
Chairman, Board of Directors, and Chief Executive Officer

Dominic J. Caruso
Vice President, Finance, and Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of
Johnson & Johnson:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, statements of equity, and statements of cash flows present fairly, in all material respects, the financial position of Johnson & Johnson and its subsidiaries ("the Company") at December 30, 2007 and December 31, 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 30, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 30, 2007, based on criteria established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying, "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

PricewaterhouseCoopers LLP

New York, New York
February 20, 2008

Summary of Operations and Statistical Data 1997-2007

(Dollars in Millions Except Per Share Figures)	2007	2006	2005	2004	2003	2002	2001	2000	1999	1998	1997
Sales to customer — U.S.	$32,444	29,775	28,377	27,770	25,274	22,455	19,825	17,316	15,532	12,901	11,814
Sales to customer — International	28,651	23,549	22,137	19,578	16,588	13,843	12,492	11,856	11,825	10,910	10,708
Total sales	61,095	53,324	50,514	47,348	41,862	36,298	32,317	29,172	27,357	23,811	22,522
Cost of products sold	17,751	15,057	14,010	13,474	12,231	10,498	9,622	8,987	8,559	7,711	7,355
Selling, marketing and administrative expenses	20,451	17,433	17,211	16,174	14,463	12,520	11,510	10,675	10,182	8,595	8,215
Research expense	7,680	7,125	6,462	5,344	4,834	4,094	3,704	3,186	2,821	2,538	2,386
Purchased in-process research and development	807	559	362	18	918	189	105	66	—	298	108
Interest income	(452)	(829)	(487)	(195)	(177)	(256)	(456)	(429)	(266)	(302)	(263)
Interest expense, net of portion capitalized	296	63	54	187	207	160	153	204	255	186	179
Other (income) expense, net[4]	534	(671)	(214)	15	(385)	294	185	(94)	119	12	248
Restructuring	745	—	—	—	—	—	—	—	—	553	—
	47,812	38,737	37,398	35,017	32,091	27,499	24,823	22,595	21,670	19,591	18,228
Earnings before provision for taxes on income	13,283	14,587	13,116	12,331	9,771	8,799	7,494	6,577	5,687	4,220	4,294
Provision for taxes on income	2,707	3,534	3,056	4,151	2,923	2,522	2,089	1,813	1,554	1,196	1,224
Net earnings	10,576	11,053	10,060	8,180	6,848	6,277	5,405	4,764	4,133	3,024	3,070
Percent of sales to customers	17.3	20.7	19.9	17.3	16.4	17.3	16.7	16.3	15.1	12.7	13.6
Diluted net earnings per share of common stock	$ 3.63	3.73	3.35	2.74	2.29	2.06	1.75	1.55	1.34	1.00	1.01
Percent return on average shareholders' equity	25.6	28.3	28.2	27.3	27.1	26.4	24.0	25.3	26.0	21.6	24.3
Percent increase over previous year:											
Sales to customers	14.6	5.6	6.7	13.1	15.3	12.3	10.8	6.6	14.9	5.7	5.3
Diluted net earnings per share	(2.7)	11.3	22.3	19.7	11.2	17.7	12.9	15.7	34.0	(1.0)	4.1
Supplementary expense data:											
Cost of materials and services[1]	$27,967	22,912	22,328	21,053	18,568	16,540	15,333	14,113	13,922	11,779	11,702
Total employment costs	14,571	13,444	12,364	11,581	10,542	8,942	8,153	7,376	6,727	6,021	5,634
Depreciation and amortization	2,777	2,177	2,093	2,124	1,869	1,662	1,605	1,592	1,510	1,335	1,117
Maintenance and repairs[2]	483	506	510	462	395	360	372	327	322	286	270
Total tax expense[3]	4,177	4,857	4,285	5,215	3,890	3,325	2,854	2,517	2,221	1,845	1,811
Supplementary balance sheet data:											
Property, plant and equipment, net	14,185	13,044	10,830	10,436	9,846	8,710	7,719	7,409	7,155	6,767	6,204
Additions to property, plant and equipment	2,942	2,666	2,632	2,175	2,262	2,099	1,731	1,689	1,822	1,610	1,454
Total assets	80,954	70,556	58,864	54,039	48,858	40,984	38,771	34,435	31,163	29,019	23,634
Long-term debt	7,074	2,014	2,017	2,565	2,955	2,022	2,217	3,163	3,429	2,652	2,084
Operating cash flow	15,249	14,248	11,799	11,089	10,571	8,135	8,781	6,889	5,913	5,104	4,209
Common stock information											
Dividends paid per share	$ 1.620	1.455	1.275	1.095	0.925	0.795	0.700	0.620	0.550	0.490	0.425
Shareholders' equity per share	$ 15.25	13.59	13.01	10.95	9.25	7.79	8.05	6.82	5.73	4.95	4.52
Market price per share (year-end close)	$ 67.38	66.02	60.10	63.42	50.62	53.11	59.86	52.53	46.63	41.94	32.44
Average shares outstanding (millions) — basic	2,882.9	2,936.4	2,973.9	2,968.4	2,968.1	2,998.3	3,033.8	2,993.5	2,978.2	2,973.6	2,951.9
— diluted	2,910.7	2,961.0	3,002.8	2,992.7	2,995.1	3,049.1	3,089.3	3,075.2	3,090.4	3,067.0	3,050.0
Employees (thousands)	119.2	122.2	115.6	109.9	110.6	108.3	101.8	100.9	99.8	96.1	92.6

[1] *Net of interest and other income.*

[2] *Also included in cost of materials and services category.*

[3] *Includes taxes on income, payroll, property and other business taxes.*

[4] *2007 includes a $678 million before tax write-down related to the NATRECOR® intangible asset.*

Shareholder Return Performance Graphs

Set forth below are line graphs comparing the cumulative total shareholder return on the Company's Common Stock for periods of five years and ten years ending December 31, 2007, against the cumulative total return of the Standard & Poor's 500 Stock Index, the Standard & Poor's Pharmaceutical Index and the Standard & Poor's Health Care Equipment Index. The graphs and tables assume that $100 was invested on December 31, 2002 and December 31, 1997 in each of the Company's Common Stock, the Standard & Poor's 500 Stock Index, the Standard & Poor's Pharmaceutical Index and the Standard & Poor's Health Care Equipment Index and that all dividends were reinvested.

5-Year Cumulative Total Shareholder Return (2002-2007)

Johnson & Johnson

S&P 500 Index

S&P Pharmaceutical Index

S&P Health Care Equipment Index

5-Year C.A.G.R.	
J&J	6.6%
S&P 500	12.8%
S&P Pharm	3.4%
S&P H/C Equip	10.2%



$200
$180
$160
$140
$120
$100
$80
2002
2003
2004
2005
2006
2007

	2002	2003	2004	2005	2006	2007
Johnson & Johnson	$100.00	97.90	122.57	118.40	133.09	137.88
S&P 500 Index	$100.00	128.70	142.73	149.72	173.38	182.91
S&P Pharmaceutical Index	$100.00	108.80	100.75	97.32	112.80	118.10
S&P Health Care Equipment Index	$100.00	132.00	148.63	148.78	154.88	162.78

10-Year Cumulative Total Shareholder Return (1997-2007)

Johnson & Johnson

S&P 500 Index

S&P Pharmaceutical Index

S&P Health Care Equipment Index

10-Year C.A.G.R.	
J&J	9.1%
S&P 500	5.9%
S&P Pharm	3.7%
S&P H/C Equip	10.0%



$300
$250
$200
$150
$100
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Johnson & Johnson	$100.00	129.00	145.13	165.73	188.94	174.01	170.36	213.28	206.03	231.58	239.92
S&P 500 Index	$100.00	128.60	155.61	141.45	124.61	97.07	124.93	138.55	145.34	168.31	177.56
S&P Pharmaceutical Index	$100.00	149.00	131.12	178.59	152.69	122.15	132.90	123.07	118.88	137.79	144.26
S&P Health Care Equipment Index	$100.00	141.60	130.56	191.39	181.63	158.75	209.55	235.95	236.18	245.87	258.41

OUR CREDO

We believe our first responsibility is to the doctors, nurses and patients, to mothers and fathers and all others who use our products and services. In meeting their needs, everything we do must be of high quality. We must constantly strive to reduce our costs in order to maintain reasonable prices. Customers' orders must be serviced promptly and accurately. Our suppliers and distributors must have an opportunity to make a fair profit.

We are responsible to our employees, the men and women who work with us throughout the world. Everyone must be considered as an individual. We must respect their dignity and recognize their merit. They must have a sense of security in their jobs. Compensation must be fair and adequate, and working conditions clean, orderly and safe. We must be mindful of ways to help our employees fulfill their family responsibilities. Employees must feel free to make suggestions and complaints. There must be equal opportunity for employment, development and advancement for those qualified. We must provide competent management, and their actions must be just and ethical.

We are responsible to the communities in which we live and work and to the world community as well. We must be good citizens—support good works and charities and bear our fair share of taxes. We must encourage civic improvements and better health and education. We must maintain in good order the property we are privileged to use, protecting the environment and natural resources.

Our final responsibility is to our stockholders. Business must make a sound profit. We must experiment with new ideas. Research must be carried on, innovative programs developed and mistakes paid for. New equipment must be purchased, new facilities provided and new products launched. Reserves must be created to provide for adverse times. When we operate according to these principles, the stockholders should realize a fair return.


Johnson & Johnson
END

One Johnson & Johnson Plaza
New Brunswick, New Jersey 08933